UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☑	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the Fiscal Year Ended December 30, 2006
or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 (No Fee Required)
For the transition period from                      to
Commission file number 333-80361-01
Bottling Group, LLC
(Exact name of Registrant as Specified in its Charter)

Organized in Delaware	13-4042452
(State or other Jurisdiction of Incorporation or organization)	(I.R.S. Employer Identification No.)

One Pepsi Way Somers, New York	10589
(Address of Principal Executive Offices)	(Zip code)
Registrant’s telephone number, including area code: (914) 767-6000

Securities registered pursuant to Section 12(b) of the Act: None
Securities registered pursuant to Section 12(g) of the Act: None
     Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐
     Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑
     Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes☑ No ☐
     Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑
     Indicate by checkmark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.
Large Accelerated Filer ☐                    Accelerated Filer ☐                     Non-Accelerated Filer ☑
     Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑
     The aggregate market value of Bottling Group, LLC Capital Stock held by non-affiliates of Bottling Group, LLC as of June 17, 2006 was $0.

PART I
Item 1. Business
Introduction
     Bottling Group, LLC (“Bottling LLC”) is the principal operating subsidiary of The Pepsi Bottling Group, Inc. (“PBG”) and consists of substantially all of the operations and assets of PBG. Bottling LLC, which is fully consolidated by PBG, consists of bottling operations located in the United States, Canada, Spain, Greece, Russia, Turkey and Mexico. Prior to its formation, Bottling LLC was an operating unit of PepsiCo, Inc. (“PepsiCo”). When used in this Report, “Bottling LLC,” “we,” “us” and “our” each refers to Bottling Group, LLC and, where appropriate, its subsidiaries.
     PBG was incorporated in Delaware in January, 1999, as a wholly owned subsidiary of PepsiCo to effect the separation of most of PepsiCo’s company-owned bottling businesses. PBG became a publicly traded company on March 31, 1999. As of January 26, 2007, PepsiCo’s ownership represented 38.3% of the outstanding common stock and 100% of the outstanding Class B common stock, together representing 44.4% of the voting power of all classes of PBG’s voting stock.
     PepsiCo and PBG contributed bottling businesses and assets used in the bottling business to Bottling LLC in connection with the formation of Bottling LLC. As result of the contributions of assets and other subsequent transactions, PBG owns 93.3% of Bottling LLC and PepsiCo owns the remaining 6.7% as of December 30, 2006.
     We operate in one industry, carbonated soft drinks and other ready-to-drink beverages, and all of our segments derive revenue from these products. We conduct business in all or a portion of the United States, Mexico, Canada, Spain, Russia, Greece and Turkey. Beginning with the fiscal quarter ended March 25, 2006, we changed our financial reporting methodology to three reportable segments: United States & Canada, Europe (which includes Spain, Russia, Greece and Turkey) and Mexico. The operations of the United States & Canada are aggregated into a single reportable segment due to their economic similarity as well as similarity across products, manufacturing and distribution methods, types of customers and regulatory environments.
     In 2006, approximately 78% of our net revenues were generated in the United States & Canada, 12% of our net revenues were generated in Europe, and the remaining 10% of our net revenues were generated in Mexico. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Note 15 to our Consolidated Financial Statements for additional information regarding the business and operating results of our reportable segments.
Principal Products
     We are the world’s largest manufacturer, seller and distributor of Pepsi-Cola beverages. In addition, in some of our territories we have the right to manufacture, sell and distribute soft drink products of companies other than PepsiCo, including Dr Pepper and Squirt. We also have the right in some of our territories to manufacture, sell and distribute beverages under trademarks that we own, including Electropura, e-puramr and Garci Crespo. The majority of our volume is derived from brands licensed from PepsiCo or PepsiCo joint ventures.
     We have the exclusive right to manufacture, sell and distribute Pepsi-Cola beverages in all or a portion of 41 states and the District of Columbia in the United States, nine Canadian provinces, Spain, Greece, Russia, Turkey and all or a portion of 23 states in Mexico.
     In 2006, approximately 75% of our sales volume in the United States & Canada was derived from carbonated soft drinks and the remaining 25% was derived from non-carbonated beverages, 70% of our sales volume in Europe was derived from carbonated soft drinks and the remaining 30% was derived from non-carbonated beverages, and 51% of our Mexico sales volume was derived from carbonated soft drinks and the remaining 49% was derived from non-carbonated beverages. Our principal beverage brands include the following:

United States & Canada

Pepsi	AMP	Trademark Dr Pepper
Diet Pepsi	Mountain Dew Code Red	Lipton
Wild Cherry Pepsi	Sierra Mist	SoBe
Pepsi Lime	Sierra Mist Free	SoBe No Fear
Jazz by Diet Pepsi	Aquafina	Starbucks Frappuccino®
Pepsi ONE	Tropicana Twister™ Soda	Dole
Mountain Dew	Tropicana juice drinks
Diet Mountain Dew	Mug Root Beer
Europe

Pepsi	Tropicana	Fruko
Pepsi Light	Aqua Minerale	Yedigun
Pepsi Max	Mirinda	Tamek
7UP	IVI	Lipton
KAS	Fiesta
Mexico

Pepsi	Mirinda	Aguas Frescas
Pepsi Light	Manzanita Sol	Electropura
7UP	Squirt	e-puramr
KAS	Garci Crespo	Jarritos
     No customer accounted for 10% or more of our net revenues in 2006. We have an extensive direct store distribution system in the United States & Canada and in Mexico. In Europe, we use a combination of direct store distribution and distribution through wholesalers, depending on local marketplace considerations.
Raw Materials and Other Supplies
     We purchase the concentrates to manufacture Pepsi-Cola beverages and other beverage products from PepsiCo and other beverage companies.
     In addition to concentrates, we purchase sweeteners, glass and plastic bottles, cans, closures, syrup containers, other packaging materials, carbon dioxide and some finished goods. We generally purchase our raw materials, other than concentrates, from multiple suppliers. PepsiCo acts as our agent for the purchase of such raw materials in the United States and Canada and, with respect to some of our raw materials, in certain of our international markets. The Pepsi beverage agreements, as described below, provide that, with respect to the beverage products of PepsiCo, all authorized containers, closures, cases, cartons and other packages and labels may be purchased only from manufacturers approved by PepsiCo. There are no materials or supplies used by PBG that are currently in short supply. The supply or cost of specific materials could be adversely affected by various factors, including price changes, strikes, weather conditions and governmental controls.
Franchise Agreements
     We conduct our business primarily pursuant to PBG’s beverage agreements with PepsiCo. Although Bottling LLC is not a direct party to these agreements as the principal operating subsidiary of PBG, Bottling LLC enjoys certain rights and is subject to certain obligations as described below. These agreements give us the exclusive right to market, distribute, and produce beverage products of PepsiCo in authorized containers and to use the related trade names and trademarks in specified territories.
     Set forth below is a description of the Pepsi beverage agreements and other bottling agreements from which we benefit and under which we are obligated as the principal operating subsidiary of PBG.

     Terms of the Master Bottling Agreement. The Master Bottling Agreement under which we manufacture, package, sell and distribute the cola beverages bearing the Pepsi-Cola and Pepsi trademarks in the United States was entered into in March of 1999. The Master Bottling Agreement gives us the exclusive and perpetual right to distribute cola beverages for sale in specified territories in authorized containers of the nature currently used by us. The Master Bottling Agreement provides that we will purchase our entire requirements of concentrates for the cola beverages from PepsiCo at prices, and on terms and conditions, determined from time to time by PepsiCo. PepsiCo may determine from time to time what types of containers to authorize for use by us. PepsiCo has no rights under the Master Bottling Agreement with respect to the prices at which we sell our products.
     Under the Master Bottling Agreement we are obligated to:
(1)	maintain such plant and equipment, staff, and distribution facilities and vending equipment that are capable of manufacturing, packaging, and distributing the cola beverages in sufficient quantities to fully meet the demand for these beverages in our territories;

(2)	undertake adequate quality control measures prescribed by PepsiCo;

(3)	push vigorously the sale of the cola beverages in our territories;

(4)	increase and fully meet the demand for the cola beverages in our territories;

(5)	use all approved means and spend such funds on advertising and other forms of marketing beverages as may be reasonably required to push vigorously the sale of cola beverages in our territories; and

(6)	maintain such financial capacity as may be reasonably necessary to assure performance under the Master Bottling Agreement by us.
     The Master Bottling Agreement requires us to meet annually with PepsiCo to discuss plans for the ensuing year and the following two years. At such meetings, we are obligated to present plans that set out in reasonable detail our marketing plan, our management plan and advertising plan with respect to the cola beverages for the year. We must also present a financial plan showing that we have the financial capacity to perform our duties and obligations under the Master Bottling Agreement for that year, as well as sales, marketing, advertising and capital expenditure plans for the two years following such year. PepsiCo has the right to approve such plans, which approval shall not be unreasonably withheld. In 2006, PepsiCo approved our plans.
     If we carry out our annual plan in all material respects, we will be deemed to have satisfied our obligations to push vigorously the sale of the cola beverages, increase and fully meet the demand for the cola beverages in our territories and maintain the financial capacity required under the Master Bottling Agreement. Failure to present a plan or carry out approved plans in all material respects would constitute an event of default that, if not cured within 120 days of notice of the failure, would give PepsiCo the right to terminate the Master Bottling Agreement.
     If we present a plan that PepsiCo does not approve, such failure shall constitute a primary consideration for determining whether we have satisfied our obligations to maintain our financial capacity, push vigorously the sale of the cola beverages and increase and fully meet the demand for the cola beverages in our territories.
     If we fail to carry out our annual plan in all material respects in any segment of our territory, whether defined geographically or by type of market or outlet, and if such failure is not cured within six months of notice of the failure, PepsiCo may reduce the territory covered by the Master Bottling Agreement by eliminating the territory, market or outlet with respect to which such failure has occurred.
     PepsiCo has no obligation to participate with us in advertising and marketing spending, but it may contribute to such expenditures and undertake independent advertising and marketing activities, as well as cooperative advertising and sales promotion programs that would require our cooperation and support. Although PepsiCo has advised us that it intends to continue to provide cooperative advertising funds, it is not obligated to do so under the Master Bottling Agreement.
     The Master Bottling Agreement provides that PepsiCo may in its sole discretion reformulate any of the cola beverages or discontinue them, with some limitations, so long as all cola beverages are not discontinued. PepsiCo may also introduce new beverages under the Pepsi-Cola trademarks or any modification thereof. When that occurs, we are obligated to manufacture, package, distribute and sell such new beverages with the same obligations as then exist with respect to other cola beverages. We are prohibited from producing or handling cola products, other than those of PepsiCo, or products or packages that imitate, infringe or cause confusion with the products, containers or trademarks of PepsiCo. The Master Bottling Agreement also imposes requirements with respect to the use of PepsiCo’s trademarks, authorized containers, packaging and labeling.
     If we acquire control, directly or indirectly, of any bottler of cola beverages, we must cause the acquired bottler to amend its bottling appointments for the cola beverages to conform to the terms of the Master Bottling Agreement.
     Under the Master Bottling Agreement, PepsiCo has agreed not to withhold approval for any acquisition of rights to manufacture and sell Pepsi trademarked cola beverages within a specific area — currently representing approximately 11.5% of PepsiCo’s U.S. bottling system in terms of volume — if we have successfully negotiated the acquisition and, in PepsiCo’s reasonable judgment, satisfactorily performed our obligations under the Master Bottling Agreement. We have agreed not to acquire or attempt to acquire any rights to manufacture and sell Pepsi trademarked cola beverages outside of that specific area without PepsiCo’s prior written approval.
     The Master Bottling Agreement is perpetual, but may be terminated by PepsiCo in the event of our default. Events of default include:
(1)	PBG’s insolvency, bankruptcy, dissolution, receivership or the like;

(2)	any disposition of any voting securities of one of our bottling subsidiaries or substantially all of our bottling assets without the consent of PepsiCo;

(3)	PBG’s entry into any business other than the business of manufacturing, selling or distributing non-alcoholic beverages or any business which is directly related and incidental to such beverage business; and

(4)	any material breach under the contract that remains uncured for 120 days after notice by PepsiCo.
     An event of default will also occur if any person or affiliated group acquires any contract, option, conversion privilege, or other right to acquire, directly or indirectly, beneficial ownership of more than 15% of any class or series of PBG’s voting securities without the consent of PepsiCo. As of February 15, 2007, to our knowledge, no shareholder of PBG, other than PepsiCo, held more than 14.3% of PBG’s common stock.
     We are prohibited from assigning, transferring or pledging the Master Bottling Agreement, or any interest therein, whether voluntarily, or by operation of law, including by merger or liquidation, without the prior consent of PepsiCo.
     The Master Bottling Agreement was entered into by PBG in the context of our separation from PepsiCo and, therefore, its provisions were not the result of arm’s-length negotiations. Consequently, the agreement contains provisions that are less favorable to us than the exclusive bottling appointments for cola beverages currently in effect for independent bottlers in the United States.
     Terms of the Non-Cola Bottling Agreements. The beverage products covered by the non-cola bottling agreements are beverages licensed to PBG by PepsiCo, consisting of Mountain Dew, Aquafina, Sierra Mist, Diet Mountain Dew, Mug Root Beer and Mountain Dew Code Red. The non-cola bottling agreements contain provisions that are similar to those contained in the Master Bottling Agreement with respect to pricing, territorial restrictions, authorized containers, planning, quality control, transfer restrictions, term and related matters. PBG’s non-cola bottling agreements will terminate if PepsiCo terminates PBG’s Master Bottling Agreement. The exclusivity provisions contained in the non-cola bottling agreements would prevent us from manufacturing, selling or distributing beverage products that imitate, infringe upon, or cause confusion with, the beverage products covered by the non-cola bottling agreements. PepsiCo may also elect to discontinue the manufacture, sale or distribution of a non-cola beverage and terminate the applicable non-cola bottling agreement upon six months notice to us.
     Terms of Certain Distribution Agreements. PBG also has agreements with PepsiCo granting us exclusive rights to distribute AMP and Dole in all of PBG’s territories and SoBe in certain specified territories. The distribution agreements contain provisions generally similar to those in the Master Bottling Agreement as to use of trademarks, trade names, approved containers and labels and causes for termination. PBG also has the right to sell Tropicana juice drinks in the United States and Canada, Tropicana juices in Russia and Spain, and Gatorade in Spain, Greece and Russia and in certain limited channels of distribution in the United States and Canada. Some of these beverage agreements have limited terms and, in most instances, prohibit us from dealing in similar beverage products.
     Terms of the Master Syrup Agreement. The Master Syrup Agreement grants PBG the exclusive right to manufacture, sell and distribute fountain syrup to local customers in PBG’s territories. We have agreed to act as a manufacturing and delivery agent for national accounts within PBG’s territories that specifically request direct delivery without using a middleman. In addition, PepsiCo may appoint PBG to manufacture and deliver fountain syrup to national accounts that elect delivery through independent distributors. Under the Master Syrup Agreement, PBG has the exclusive right to service fountain equipment for all of the national account customers within PBG’s territories. The Master Syrup Agreement provides that the determination of whether an account is local or national is at the sole discretion of PepsiCo.
     The Master Syrup Agreement contains provisions that are similar to those contained in the Master Bottling Agreement with respect to concentrate pricing, territorial restrictions with respect to local customers and national customers electing direct-to-store delivery only, planning, quality control, transfer restrictions and related matters. The Master Syrup Agreement had an initial term of five years which expired in 2004 and was renewed for an additional five-year period. The Master Syrup Agreement will automatically renew for additional five-year periods, unless PepsiCo terminates it for cause. PepsiCo has the right to terminate the Master Syrup Agreement without cause at any time upon twenty-four months notice. In the event PepsiCo terminates the Master Syrup Agreement without cause, PepsiCo is required to pay PBG the fair market value of PBG’s rights thereunder.
     Our Master Syrup Agreement will terminate if PepsiCo terminates our Master Bottling Agreement.
     Terms of Other U.S. Bottling Agreements. The bottling agreements between PBG and other licensors of beverage products, including Cadbury Schweppes plc for Dr Pepper, Schweppes, Canada Dry, Hawaiian Punch and Squirt, the Pepsi/Lipton Tea Partnership for Lipton Brisk and Lipton Iced Tea, and the North American Coffee Partnership for Starbucks Frappuccino®, contain provisions generally similar to those in the Master Bottling Agreement as to use of trademarks, trade names, approved containers and labels, sales of imitations and causes for termination. Some of these beverage agreements have limited terms and, in most instances, prohibit us from dealing in similar beverage products.
     Terms of the Country-Specific Bottling Agreements. The country-specific bottling agreements contain provisions generally similar to those contained in the Master Bottling Agreement and the non-cola bottling agreements and, in Canada, the Master Syrup Agreement with respect to authorized containers, planning, quality control, transfer restrictions, term, causes for termination and related matters. These bottling agreements differ from the Master Bottling Agreement because, except for Canada, they include both fountain syrup and non-fountain beverages. Certain of these bottling agreements contain provisions that have been modified to reflect the laws and regulations of the applicable country. For example, the bottling agreements in Spain do not contain a restriction on the sale and shipment of Pepsi-Cola beverages into our territory by others in response to unsolicited orders. In addition, in Mexico and Turkey we are restricted in our ability to manufacture, sell and distribute beverages sold under non-PepsiCo trademarks.
Seasonality
     Sales of our products are seasonal, particularly in our Europe segment, where sales volumes tend to be more sensitive to weather conditions. Our peak season across all of our segments is the warm summer months beginning in May and ending in September. More than 65% of our operating income is typically earned during the second and third quarters. More than 75% of cash flow from operations is typically generated in the third and fourth quarters.
Competition
     The carbonated soft drink market and the non-carbonated beverage market are highly competitive. Our competitors in these markets include bottlers and distributors of nationally advertised and marketed products, bottlers and distributors of regionally advertised and marketed products, as well as bottlers of private label soft drinks sold in chain stores. Among our major competitors are bottlers that distribute products from The Coca-Cola Company including Coca-Cola Enterprises Inc., Coca-Cola Hellenic Bottling Company S.A., Coca-Cola FEMSA S.A. de C.V. and Coca-Cola Bottling Co. Consolidated. Our market share for carbonated soft drinks sold under trademarks owned by PepsiCo in our U.S. territories ranges from approximately 20% to approximately 38%. Our market share for carbonated soft drinks sold under trademarks owned by PepsiCo for each country outside the United States in which we do business is as follows: Canada 43%; Russia 23%; Turkey 18%; Spain 12% and Greece 9% (including market share for our IVI brand). In addition, market share for our territories and the territories of other Pepsi bottlers in Mexico is 14% for carbonated soft drinks sold under trademarks owned by PepsiCo. All market share figures are based on generally available data published by third parties. Actions by our major competitors and others in the beverage industry, as well as the general economic environment, could have an impact on our future market share.
     We compete primarily on the basis of advertising and marketing programs to create brand awareness, price and promotions, retail space management, customer service, consumer points of access, new products, packaging innovations and distribution methods. We believe that brand recognition, market place pricing, consumer value, customer service, availability and consumer and customer goodwill are primary factors affecting our competitive position.

Governmental Regulation Applicable to Bottling LLC
     Our operations and properties are subject to regulation by various federal, state and local governmental entities and agencies in the United States as well as foreign governmental entities and agencies in Canada, Spain, Greece, Russia, Turkey and Mexico. As a producer of food products, we are subject to production, packaging, quality, labeling and distribution standards in each of the countries where we have operations, including, in the United States, those of the Federal Food, Drug and Cosmetic Act and the Public Health Security and Bioterrorism Preparedness and Response Act. The operations of our production and distribution facilities are subject to laws and regulations relating to the protection of our employees’ health and safety and the environment in the countries in which we do business. In the United States, we are subject to the laws and regulations of various governmental entities, including the Department of Labor, the Environmental Protection Agency and the Department of Transportation, and various federal, state and local occupational, labor and employment and environmental laws. These laws and regulations include the Occupational Safety and Health Act, the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act, the Superfund Amendments and Reauthorization Act, the Federal Motor Carrier Safety Act and the Fair Labor Standards Act.
     We believe that our current legal, operational and environmental compliance programs are adequate and that we are in substantial compliance with applicable laws and regulations of the countries in which we do business. We do not anticipate making any material expenditures in connection with environmental remediation and compliance. However, compliance with, or any violation of, future laws or regulations could require material expenditures by us or otherwise have a material adverse effect on our business, financial condition or results of operations.
     Bottle and Can Legislation
     Legislation has been enacted in certain U.S. states and Canadian provinces where we operate that generally prohibits the sale of certain beverages in non-refillable containers unless a deposit or levy is charged for the container. These include California, Connecticut, Delaware, Hawaii, Iowa, Maine, Massachusetts, Michigan, New York, Oregon, West Virginia, British Columbia, Alberta, Saskatchewan, Manitoba, New Brunswick, Nova Scotia, Ontario, Prince Edward Island and Quebec.
     Massachusetts and Michigan have statutes that require us to pay all or a portion of unclaimed container deposits to the state and Hawaii and California impose a levy on beverage containers to fund a waste recovery system.
     In addition to the Canadian deposit legislation described above, Ontario, Canada currently has a regulation requiring that at least 30% of all soft drinks sold in Ontario be bottled in refillable containers.
     The European Commission issued a packaging and packing waste directive that was incorporated into the national legislation of most member states. This has resulted in targets being set for the recovery and recycling of household, commercial and industrial packaging waste and imposes substantial responsibilities upon bottlers and retailers for implementation. Similar legislation has been enacted in Turkey.
     Mexico adopted legislation regulating the disposal of solid waste products. In response to this legislation, PBG Mexico maintains agreements with local and federal Mexican governmental authorities as well as with civil associations, which require PBG Mexico, and other participating bottlers, to provide for collection and recycling of certain minimum amounts of plastic bottles.
     We are not aware of similar material legislation being enacted in any other areas served by us. We are unable to predict, however, whether such legislation will be enacted or what impact its enactment would have on our business, financial condition or results of operations.
     Soft Drink Excise Tax Legislation
     Specific soft drink excise taxes have been in place in certain states for several years. The states in which we operate that currently impose such a tax are West Virginia and Arkansas and, with respect to fountain syrup only, Washington. In Mexico, there are excise taxes on any sweetened beverage products produced without sugar, including our diet soft drinks and imported beverages that are not sweetened with sugar.
     Value-added taxes on soft drinks vary in our territories located in Canada, Spain, Greece, Russia, Turkey and Mexico, but are consistent with the value-added tax rate for other consumer products. In addition, there is a special consumption tax applicable to cola products in Turkey. In Mexico, bottled water in containers over 10.1 liters are exempt from value-added tax, and PBG obtained a tax exemption for containers holding less than 10.1 liters of water.
     We are not aware of any material soft drink taxes that have been enacted in any other market served by us. We are unable to predict, however, whether such legislation will be enacted or what impact its enactment would have on our business, financial condition or results of operations.
     Trade Regulation
     As a manufacturer, seller and distributor of bottled and canned soft drink products of PepsiCo and other soft drink manufacturers in exclusive territories in the United States and internationally, we are subject to antitrust and competition laws. Under the Soft Drink Interbrand Competition Act, soft drink bottlers operating in the United States, such as us, may have an exclusive right to manufacture, distribute and sell a soft drink product in a geographic territory if the soft drink product is in substantial and effective competition with other products of the same class in the same market or markets. We believe that there is such substantial and effective competition in each of the exclusive geographic territories in which we operate.
     School Sales Legislation; Industry Guidelines
     In 2004, Congress passed the Child Nutrition Act, which requires school districts to implement a school wellness policy by July 2006. In May 2006, members of the American Beverage Association, the Alliance for a Healthier Generation, the American Heart Association and The William J. Clinton Foundation entered into a memorandum of understanding that sets forth standards for what beverages can be sold in elementary, middle and high schools in the United States (the “ABA Policy”). Also, the beverage associations in the European Union and various provinces in Canada have recently issued guidelines relating to the sale of beverages in schools. PBG intends to comply fully with the ABA Policy and these guidelines.
     California Carcinogen and Reproductive Toxin Legislation
     A California law requires that any person who exposes another to a carcinogen or a reproductive toxin must provide a warning to that effect. Because the law does not define quantitative thresholds below which a warning is not required, virtually all manufacturers of food products are confronted with the possibility of having to provide warnings due to the presence of trace amounts of defined substances. Regulations implementing the law exempt manufacturers from providing the required warning if it can be demonstrated that the defined substances occur naturally in the product or are present in municipal water used to manufacture the product. We have assessed the impact of the law and its implementing regulations on our beverage products and have concluded that none of our products currently requires a warning under the law. We cannot predict whether or to what extent food industry efforts to minimize the law’s impact on food products will succeed. We also cannot predict what impact, either in terms of direct costs or diminished sales, imposition of the law may have.
     Mexican Water Regulation
     In Mexico, we pump water from our own wells and we purchase water directly from municipal water companies pursuant to concessions obtained from the Mexican government on a plant-by-plant basis. The concessions are generally for ten-year terms and can generally be renewed by us prior to expiration with minimal cost and effort. Our concessions may be terminated if, among other things, (a) we use materially more water than permitted by the concession, (b) we use materially less water than required by the concession, (c) we fail to pay for the rights for water usage or (d) we carry out, without governmental authorization, any material construction on or improvement to, our wells. Our concessions generally satisfy our current water requirements and we believe that we are generally in compliance in all material respects with the terms of our existing concessions.
Employees
     As of December 30, 2006, we employed approximately 70,400 workers, of whom approximately 33,500 were employed in the United States. Approximately 9,100 of our workers in the United States are union members and approximately 18,500 of our workers outside the United States are union members. We consider relations with our employees to be good and have not experienced significant interruptions of operations due to labor disagreements.
Available Information
     PBG has made available, free of charge, the following governance materials on its website at www.pbg.com under Investor Relations — Company Information — Corporate Governance: Certificate of Incorporation, Bylaws, Corporate Governance Principles and Practices, PBG’s Worldwide Code of Conduct (including any amendment thereto), PBG’s Director Independence Policy, PBG’s Audit and Affiliated Transactions Committee Charter, PBG’s Compensation and Management Development Committee Charter, PBG’s Nominating and Corporate Governance Committee Charter and PBG’s Disclosure Committee Charter. These governance materials are available in print, free of charge, to any PBG shareholder upon request.

Financial Information on Industry Segments and Geographic Areas
     Beginning with the fiscal quarter ended March 25, 2006, we changed our financial reporting methodology to three reportable segments. Prior year financial information has been restated to reflect our current segment reporting structure. The change to segment reporting has no effect on our reported earnings. For additional information, see Note 15 to Bottling LLC’s Consolidated Financial Statements included in Item 7 below.
Item 1A. Risk Factors
     Our business and operations entail a variety of risks and uncertainties, including those described below.
We may not be able to respond successfully to consumer trends related to carbonated and non-carbonated beverages.
     Consumers are seeking increased variety in their beverages, and there is a growing interest among the public regarding health and wellness issues. This interest has resulted in a decline in consumer demand for full-calorie carbonated soft drinks and an increase in consumer demand for products associated with health and wellness, such as water, reduced calorie carbonated soft drinks and certain non-carbonated beverages. Because we rely mainly on PepsiCo to provide us with the products that we sell, if PepsiCo fails to develop innovative products that respond to these and other consumer trends, we could be put at a competitive disadvantage in the marketplace and our business and financial results could be adversely affected.
We may not be able to respond successfully to the demands of our largest customers.
     Our retail customers are consolidating, leaving fewer customers with greater overall purchasing power. Because we do not operate in all markets in which these customers operate, we must rely on PepsiCo and other PepsiCo bottlers to service such customers outside of our markets. Our inability, or the inability of PepsiCo and PepsiCo bottlers as a whole, to meet the product, packaging and service demands of our largest customers could lead to a loss or decrease in business from such customers and have a material adverse effect on our business and financial results.
We may not be able to compete successfully within the highly competitive carbonated and non-carbonated beverage markets.
     The carbonated and non-carbonated beverage markets are both highly competitive. Competitive pressures in our markets could cause us to reduce prices or forego price increases required to off-set increased costs of raw materials and fuel, increase capital and other expenditures, or lose market share, any of which could have a material adverse effect on our business and financial results.
Because we depend upon PepsiCo to provide us with concentrate, certain funding and various services, changes in our relationship with PepsiCo could adversely affect our business and financial results.
     We conduct our business primarily under beverage agreements with PepsiCo. If our beverage agreements with PepsiCo are terminated for any reason, it would have a material adverse effect on our business and financial results. These agreements provide that we must purchase all of the concentrate for such beverages at prices and on other terms which are set by PepsiCo in its sole discretion. Any significant concentrate price increases could materially affect our business and financial results.
     PepsiCo has also traditionally provided bottler incentives and funding to its bottling operations. PepsiCo does not have to maintain or continue these incentives or funding. Termination or decreases in bottler incentives or funding levels could materially affect our business and financial results.
     Under our shared services agreement, we obtain various services from PepsiCo, including procurement of raw materials and certain administrative services. If any of the services under the shared services agreement was terminated, we would have to obtain such services on our own. This could result in a disruption of such services, and we might not be able to obtain these services on terms, including cost, that are as favorable as those we receive through PepsiCo.
Our business requires a significant supply of raw materials and energy, the limited availability or increased costs of which could adversely affect our business and financial results.
     The production and distribution of our beverage products is highly dependent on certain raw materials and energy. In particular, we require significant amounts of aluminum and plastic bottle components, such as resin. We also require access to significant amounts of water. In addition, we use a significant amount of electricity, natural gas and other energy sources to operate our fleet of trucks and our bottling plants. Any sustained interruption in the supply of raw materials or energy or any significant increase in their prices could have a material adverse effect on our business and financial results.

PepsiCo’s equity ownership of PBG could affect matters concerning us.
     As of January 26, 2007, PepsiCo owned approximately 44.4% of the combined voting power of PBG’s voting stock (with the balance owned by the public). PepsiCo will be able to significantly affect the outcome of PBG’s shareholder votes, thereby affecting matters concerning us.
We may have potential conflicts of interest with PepsiCo, which could result in PepsiCo’s objectives being favored over our objectives.
     Our past and ongoing relationship with PepsiCo could give rise to conflicts of interests. In addition, two members of PBG’s Board of Directors and one of the three Managing Directors of Bottling LLC, are Senior Vice Presidents of PepsiCo, a situation which may create conflicts of interest.
     These potential conflicts include balancing the objectives of increasing sales volume of PepsiCo beverages and maintaining or increasing our profitability. Other possible conflicts could relate to the nature, quality and pricing of services or products provided to us by PepsiCo or by us to PepsiCo.
     Conflicts could also arise in the context of our potential acquisition of bottling territories and/or assets from PepsiCo or other independent PepsiCo bottlers. Under our Master Bottling Agreement, we must obtain PepsiCo’s approval to acquire any independent PepsiCo bottler. PepsiCo has agreed not to withhold approval for any acquisition within agreed-upon U.S. territories if we have successfully negotiated the acquisition and, in PepsiCo’s reasonable judgment, satisfactorily performed our obligations under the master bottling agreement. We have agreed not to attempt to acquire any independent PepsiCo bottler outside of those agreed-upon territories without PepsiCo’s prior written approval.
Our acquisition strategy may be limited by our ability to successfully integrate acquired businesses into ours or our failure to realize our expected return on acquired businesses.
     We intend to continue to pursue acquisitions of bottling assets and territories from PepsiCo’s independent bottlers. The success of our acquisition strategy may be limited because of unforeseen costs and complexities. We may not be able to acquire, integrate successfully or manage profitably additional businesses without substantial costs, delays or other difficulties. Unforeseen costs and complexities may also prevent us from realizing our expected rate of return on an acquired business. Any of the foregoing could have a material adverse effect on our business and financial results.
Our success depends on key members of our management, the loss of whom could disrupt our business operations.
     Our success depends largely on the efforts and abilities of key management employees. Key management employees are not parties to employment agreements with us. The loss of the services of key personnel could have a material adverse effect on our business and financial results.
If we are unable to fund our substantial capital requirements, it could cause us to reduce our planned capital expenditures and could result in a material adverse effect on our business and financial results.
     We require substantial capital expenditures to implement our business plans. If we do not have sufficient funds or if we are unable to obtain financing in the amounts desired or on acceptable terms, we may have to reduce our planned capital expenditures, which could have a material adverse effect on our business and financial results.
Our substantial indebtedness could adversely affect our financial health.
     We have a substantial amount of indebtedness, which requires us to dedicate a substantial portion of our cash flow from operations to payments on our debt. This could limit our flexibility in planning for, or reacting to, changes in our business and place us at a competitive disadvantage compared to competitors that have less debt. Our indebtedness also exposes us to interest rate fluctuations, because the interest on some of our indebtedness is at variable rates, and makes us vulnerable to general adverse economic and industry conditions. All of the above could make it more difficult for us, or make us unable to satisfy our obligations with respect to all or a portion of such indebtedness and could limit our ability to obtain additional financing for future working capital expenditures, strategic acquisitions and other general corporate requirements.

Our foreign operations are subject to social, political and economic risks and may be adversely affected by foreign currency fluctuations.
     In the fiscal year ended December 30, 2006, approximately 30% of our net revenues were generated in territories outside the United States. Social, economic and political conditions in our international markets may adversely affect our business and financial results. The overall risks to our international businesses include changes in foreign governmental policies and other political or economic developments. These developments may lead to new product pricing, tax or other policies and monetary fluctuations that may adversely impact our business and financial results. In addition, our results of operations and the value of our foreign assets are affected by fluctuations in foreign currency exchange rates.
If we are unable to maintain brand image and product quality, or if we encounter other product issues such as product recalls, our business may suffer.
     Maintaining a good reputation globally is critical to our success. If we fail to maintain high standards for product quality, or if we fail to maintain high ethical, social and environmental standards for all of our operations and activities, our reputation could be jeopardized. In addition, we may be liable if the consumption of any of our products causes injury or illness, and we may be required to recall products if they become contaminated or are damaged or mislabeled. A significant product liability or other product-related legal judgment against us or a widespread recall of our products could have a material adverse effect on our business and financial results.
Newly adopted governmental regulations could increase our costs or liabilities or impact the sale of our products.
     Our operations and properties are subject to regulation by various federal, state and local governmental entities and agencies as well as foreign governmental entities. Such regulations relate to, among other things, food and drug laws, environmental laws, competition laws, taxes, and accounting standards. We cannot assure you that we have been or will at all times be in compliance with all regulatory requirements or that we will not incur material costs or liabilities in connection with existing or new regulatory requirements.
Adverse weather conditions could reduce the demand for our products.
     Demand for our products is influenced to some extent by the weather conditions in the markets in which we operate. Unseasonably cool temperatures in these markets could have a material adverse effect on our sales volume and financial results.
Catastrophic events in the markets in which we operate could have a material adverse effect on our financial condition.
     Natural disasters, terrorism, pandemic, strikes or other catastrophic events could impair our ability to manufacture or sell our products. Failure to take adequate steps to mitigate the likelihood or potential impact of such events, or to manage such events effectively if they occur, could adversely affect our sales volume, cost of raw materials, earnings and financial results.
Item 1B. Unresolved Staff Comments
     None.
Item 2. Properties
     Our corporate headquarters is located in leased property in Somers, New York. In addition, we have a total of 649 manufacturing and distribution facilities, as follows:

	United States
	& Canada	Europe	Mexico
Manufacturing Facilities
Owned	50	14	28
Leased	3	1	3
Joint venture operated	4	—	—

Total	57	15	31
Distribution Facilities
Owned	241	12	90
Leased	57	53	93

Total	298	65	183

     We also own or lease and operate approximately 44,000 vehicles, including delivery trucks, delivery and transport tractors and trailers and other trucks and vans used in the sale and distribution of our beverage products. We also own more than two million coolers, soft drink dispensing fountains and vending machines.
     With a few exceptions, leases of plants in the United States & Canada are on a long-term basis, expiring at various times, with options to renew for additional periods. Our leased plants in Europe and Mexico are generally leased for varying and usually shorter periods, with or without renewal options. We believe that our properties are in good operating condition and are adequate to serve our current operational needs.
Item 3. Legal Proceedings
     From time to time we are a party to various litigation proceedings arising in the ordinary course of our business, none of which, in the opinion of management, is likely to have a material adverse effect on our financial condition or results of operations, including the following:
     At the end of the fourth quarter of 2004 and during the first three quarters of 2005, we received Notices of Violation (“NOVs”) and Orders For Compliance from the Environmental Protection Agency, Region 9 (“EPA”), relating to operations at four bottling plants in California and one in Hawaii. The NOVs allege that we violated our permits and the Clean Water Act as a result of certain events relating to waste water discharge and storm water run-off.
     We have been cooperating with the authorities in their investigation of these matters, including responding to various document requests pertaining to our plants in California and each of our plants in Arizona and Hawaii. In August 2005, we met with representatives of the EPA to discuss the circumstances giving rise to the NOVs and our responses. We believe monetary sanctions may be sought in connection with one or more of the NOVs. We further believe that neither the sanctions nor the remediation costs associated with these NOVs will be material to our results of operations or financial condition.
     In addition, on May 10, 2006, we met with representatives of the Michigan Department of Environmental Quality (the “DEQ”) regarding certain previous waste water permit violations at our bottling plant in Howell, Michigan. At that meeting, we learned that the DEQ would seek monetary sanctions that we believe will exceed $100,000. We believe that in no event will such sanctions or other associated costs be material to our results of operations or financial condition.
Item 4. Submission of Matters to a Vote of Security Holders
     None.
Executive Officers of the Registrant
     Executive officers are elected by our Managing Directors, and their terms of office continue until the next annual meeting of our Managing Directors or until their successors are elected and have been qualified. There are no family relationships among our executive officers.
     Set forth below is information pertaining to our executive officers who held office as of February 15, 2007:
     Eric J. Foss, 48, was appointed Principal Executive Officer of Bottling LLC in July 2006. He has also been PBG’s President and Chief Executive Officer and a member of PBG’s Board since July 2006. Previously, Mr. Foss served as PBG’s Chief Operating Officer from September 2005 to July 2006 and President of PBG North America from September 2001 to September 2005. Prior to that, Mr. Foss was the Executive Vice President and General Manager of PBG North America from August 2000 to September 2001. From October 1999 until August 2000, he served as PBG’s Senior Vice President, U.S. Sales and Field Operations, and prior to that, he was PBG’s Senior Vice President, Sales and Field Marketing, since March 1999. Mr. Foss joined the Pepsi-Cola Company in 1982 where he held a variety of field and headquarters-based sales, marketing and general management positions. From 1994 to 1996, Mr. Foss was General Manager of Pepsi-Cola North America’s Great West Business Unit. In 1996, Mr. Foss was named General Manager for the Central Europe Region for Pepsi-Cola International, a position he held until joining PBG in March 1999. Mr. Foss is also a director of United Dominion Realty Trust, Inc. and on the Industry Affairs Council of the Grocery Manufacturers of America.
     Alfred H. Drewes, 51, is the Principal Financial Officer of Bottling LLC. He is also PBG’s Senior Vice President and Chief Financial Officer. Appointed to this position in June 2001, Mr. Drewes previously served as Senior Vice President and Chief Financial Officer of Pepsi-Cola International (“PCI”). Mr. Drewes joined PepsiCo in 1982 as a financial analyst in New Jersey. During the next nine years, he rose through increasingly responsible finance positions within Pepsi-Cola North America in field operations and headquarters. In 1991, Mr. Drewes joined PCI as Vice President of Manufacturing Operations, with responsibility for the global concentrate supply organization. In 1994, he was appointed Vice President of Business Planning and New Business Development and, in 1996, relocated to London as the Vice President and Chief Financial Officer of the

Europe and Sub-Saharan Africa Business Unit of PCI.
     Andrea L. Forster, 47, is the Principal Accounting Officer of Bottling LLC. She has also served as PBG’s Vice President and Controller since September 2000. In September 2000, Ms. Forster was also named Corporate Compliance Officer for PBG. Following several years with Deloitte Haskins and Sells, Ms. Forster joined PepsiCo in 1987 as a Senior Analyst in External Reporting. She progressed through a number of positions in the accounting and reporting functions and, in 1998, was appointed Assistant Controller of the Pepsi-Cola Company. She was named Assistant Controller of PBG in 1999.
PART II
Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities
     There is no established public trading market for the ownership of Bottling LLC.

Item 6. Selected Financial Data
SELECTED FINANCIAL AND OPERATING DATA

in millions
Fiscal years ended	2006	2005 (2)	2004	2003	2002
Statement of Operations Data:
Net revenues	$12,730	$11,885	$10,906	$10,265	$9,216
Cost of sales	6,810	6,253	5,656	5,215	5,001

Gross profit	5,920	5,632	5,250	5,050	4,215
Selling, delivery and administrative expenses(1)	4,932	4,625	4,285	4,089	3,318

Operating income(1)	988	1,007	965	961	897
Interest expense, net	53	110	132	143	98
Other non-operating expenses, net	10	1	1	7	7
Minority interest (income)/expense	(2)	1	—	—	9

Income before income taxes	927	895	832	811	783
Income tax expense(3)(4)(5)	3	24	3	84	49

Income before cumulative effect of change in accounting principle	924	871	829	727	734
Cumulative effect of change in accounting principle, net of tax	—	—	—	6	—

Net income	$924	$871	$829	$721	$734

Balance Sheet Data (at period end):
Total assets	$14,955	$13,745	$12,724	$12,997	$11,015
Long-term debt	$3,759	$2,943	$3,495	$3,497	$3,541
Minority interest	$18	$3	$3	$—	$—
Accumulated other comprehensive loss(6)	$(589)	$(395)	$(447)	$(503)	$(596)
Owners’ equity	$8,092	$7,581	$6,620	$5,902	$5,186

(1)	In fiscal year 2006, we adopted SFAS 123R resulting in a $65 million decrease in operating income. See Critical Accounting Policies in Item 7.

(2)	Our fiscal year 2005 results included an extra week of activity. The pre-tax income generated from the extra week was spent back in strategic initiatives within our selling, delivery and administrative expenses. The 53rd week had no impact on our net income.

(3)	Fiscal year 2003 includes Canada tax law change expense of $11 million.

(4)	Fiscal year 2004 includes Mexico tax law change benefit of $26 million.

(5)	Fiscal year 2006 includes a tax benefit of $12 million from tax law changes in Canada, Turkey, and in certain jurisdictions within the U.S.

(6)	In fiscal year 2006, we adopted SFAS 158 resulting in a $278 million adjustment to accumulated other comprehensive loss. See Critical Accounting Policies in Item 7.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
MANAGEMENT’S FINANCIAL REVIEW
Tabular dollars in millions
OVERVIEW
     Bottling Group, LLC (referred to as “Bottling LLC,” “we,” “our,” “us” and “Company”) is the principal operating subsidiary of The Pepsi Bottling Group (“PBG”) and consists of substantially all of the operations and the assets of PBG.
     We have the exclusive right to manufacture, sell and distribute Pepsi-Cola beverages in all or a portion of the U.S., Mexico, Canada and Europe, which consists of our operations in Spain, Greece, Russia and Turkey. In 2006, Bottling LLC changed its financial reporting methodology to three reportable segments – U.S. & Canada, Europe and Mexico. Operationally, the Company is organized along geographic lines with specific regional management teams having responsibility for the financial results in each reportable segment. The Company has restated segment information contained in the Results of Operations – 2005 section of this report to conform to the current segment reporting structure. See Note 15 in the Notes to Consolidated Financial Statements for further discussion on our segments. As shown in the graph below, the U.S. & Canada segment is the dominant driver of our results, generating 68% of our volume, 78% of our net revenues and 86% of our operating income.
     At the core of Bottling LLC’s business are the products we sell. Our products are some of the world’s best-known brands, which span virtually every non-alcoholic liquid beverage category. The majority of our volume is derived from brands licensed from PepsiCo, Inc. (“PepsiCo”) or joint ventures in which PepsiCo participates. In some of our territories we have the right to manufacture, sell and distribute soft drink products of companies other than PepsiCo, including Dr Pepper and Squirt. We also have the right in some of our territories to manufacture, sell and distribute beverages under trademarks that we own, including Electropura, e-puramr and Garci Crespo. See Part I, Item 1 of the non-financial section of this report for a listing of our principal products by segment.
     We sell our products through either a cold-drink or take-home channel. Our cold-drink channel consists of chilled products sold in the retail and foodservice channels. We earn the highest profit margins on a per-case basis in the cold-drink channel. Our take-home channel consists of unchilled products that are sold in the retail, mass and club channels for at-home future consumption.
     Our products are brought to market primarily through direct store delivery (“DSD”) or third-party distribution, including foodservice and vending distribution networks. The hallmarks of Bottling LLC’s DSD system are speed to market, flexibility and reach, all critical factors in bringing new products to market, adding accounts to our existing base and meeting increasing volume demands.
     Our customers span from large format accounts, including large chain foodstores, supercenters, mass merchandisers, chain drug stores, club stores and military bases to small independently owned shops and foodservice businesses.

     Among the services we provide to our customers are proven methods to grow not only PepsiCo brand sales, but the overall beverage category. Ultimately, our goal is to help our customers grow their beverage business by making our product line-up readily available.
     We measure our sales in terms of physical cases as sold to our customers. Each package, regardless of configuration or number of units within a package sold to a customer, represents one physical case. Our net price and gross margin on a per-case basis are impacted by how much we charge for the product, the mix of brands and packages we sell, and the channels in which the product is sold. For example, we realize a higher net revenue and gross margin per case on a 20-ounce chilled bottle sold in a convenience store than on a 2-liter unchilled bottle sold in a grocery store.
     Our financial success is dependent on a number of factors, including: our strong partnership with PepsiCo, the customer relationships we cultivate, the pricing we achieve in the marketplace, our market execution, our ability to meet changing consumer preferences and the efficiency we achieve in manufacturing and distributing our products. Key indicators of our financial success are: the number of physical cases we sell, the net price and gross margin we achieve on a per-case basis, and our overall cost productivity, which reflects how well we manage our raw material, manufacturing, distribution and other overhead costs.
     Management’s Financial Review is provided below and organized in the following sections:
•	Critical accounting policies

•	Relationship with PepsiCo

•	Items that affect historical or future comparability

•	Financial performance summary

•	Results of operations

•	Liquidity and financial condition and

•	Market risks and cautionary statements.
     The discussion and analysis throughout Management’s Financial Review should be read in conjunction with the Consolidated Financial Statements and the related accompanying notes. The preparation of our Consolidated Financial Statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires us to make estimates and assumptions that affect the reported amounts in our Consolidated Financial Statements and the related accompanying notes, including various claims and contingencies related to lawsuits, taxes, environmental and other matters arising out of the normal course of business. We use our best judgment, the advice of external experts, our knowledge of existing facts and circumstances and actions that we may undertake in the future, in determining the estimates that affect our Consolidated Financial Statements.

CRITICAL ACCOUNTING POLICIES
     The preparation of our consolidated financial statements in conformity with U.S. GAAP often requires us to make judgments, estimates, and assumptions regarding uncertainties that affect the results of operations, financial position and cash flows of the Company, as well as the related footnote disclosures. Management bases its estimates on knowledge of our operations, markets in which we operate, historical trends, future expectations and other assumptions. Actual results could differ from these estimates under different assumptions or conditions. Significant accounting policies are discussed in Note 2 in the Notes to Consolidated Financial Statements. Our critical accounting policies are those policies which management believes are most important to the portrayal of Bottling LLC’s financial condition and results of operations and require the use of estimates, assumptions and the application of judgment. Management has reviewed these critical accounting policies and related disclosures with PBG’s Audit and Affiliated Transactions Committee of our Board of Directors.
     Allowance for Doubtful Accounts – Our allowance for doubtful accounts is determined through evaluation of the aging of accounts receivable, sales return trend analysis, detailed analysis of high-risk customer accounts, overall market environment and financial conditions of our customers. Estimating an allowance for doubtful accounts requires significant management judgment and assumptions regarding the potential for losses on receivable balances. Accordingly, we estimate the amounts necessary to provide for losses on receivables by using quantitative and qualitative measures, including historical write-off experience, evaluating specific customer accounts for risk of loss, and adjusting for changes in economic conditions in which we and our customers operate. Actual collections of accounts receivable could differ from management’s estimates due to changes in future economic or industry conditions or specific customers’ financial condition.
     Recoverability of Goodwill and Intangible Assets with Indefinite Lives – Our intangible assets principally arise from the allocation of the purchase price of businesses acquired, and consist primarily of franchise rights, distribution rights, brands and residual goodwill. Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets” classifies intangible assets into three categories: (1) intangible assets with finite lives subject to amortization; (2) intangible assets with indefinite lives not subject to amortization; and (3) goodwill, which is not amortized.
     Intangible assets with finite lives are amortized over their estimated useful lives. Tests for impairment are performed only if a triggering event indicates the carrying value may not be recoverable. For goodwill and intangible assets with indefinite lives, tests for impairment are performed at least annually or more frequently if a triggering event indicates the assets may be impaired.
     We evaluate goodwill for impairment at a reporting unit level. A reporting unit can be an operating segment or a business within an operating segment (component). Based on an evaluation of our reporting units, we determined that the countries in which we operate are our reporting units. We evaluate goodwill for impairment by comparing the fair value of the reporting unit with its carrying value. We measure the fair value of a reporting unit as the discounted estimated future cash flows, including a terminal value, which assumes the business continues in perpetuity. Our long-term terminal growth assumptions reflect our current long-term view of the marketplace. Our discount rate is based upon our weighted-average cost of capital for each reporting unit. If the carrying value of a reporting unit exceeds its fair value, we compare the implied fair value of the reporting unit’s goodwill to its carrying amount to measure the amount of impairment loss.
     In determining whether our intangible assets have an indefinite useful life, we consider the following as applicable: the nature and terms of underlying agreements; our intent and ability to use the specific asset; the age and market position of the products within the territories we are entitled to sell; the historical and projected growth of those products; and costs, if any, to renew the agreement. We evaluate intangible assets with indefinite useful lives, including franchise rights, distribution rights and brands we own for impairment by comparing the estimated fair values with the carrying values. The fair value of our franchise rights and distribution rights is measured using a multi-period excess earnings method that is based upon estimated discounted future cash flows. The fair value of our brands is measured using a multi-period royalty savings method, which reflects the savings realized by owning the brand and, therefore, not having to pay a royalty fee to a third party. In the fair value calculation of these intangibles we use a discount rate that is based upon the reporting unit’s weighted-average cost of capital plus an additional risk premium to reflect the risk and uncertainty inherent in separately acquiring the identified intangible asset between a willing buyer and a willing seller. The additional risk premium associated with our discount rate effectively eliminates the benefit that we believe results from synergies, scale and our assembled workforce, all of which are components of goodwill.
     Considerable management judgment is necessary to estimate discounted future cash flows in conducting an impairment test for goodwill and other identified intangible assets, which may be impacted by future actions taken by us and our competitors and the volatility in the markets in which we conduct business. An inability to achieve strategic business plan targets in a reporting unit, a change in our discount rate, or other assumptions within our cash flow models could have a significant impact on the fair value of our reporting units and other intangible assets, which could then result in a material impairment charge to our results of operations. In Mexico, we have approximately $1 billion of intangible assets on our balance sheet. Prior to 2006, Mexico did not meet our profit expectations. While Mexico has met our profit expectations in 2006, an impairment charge could be required in the future if we do not achieve our long-term expected results there. We will continue to closely monitor our performance in Mexico and evaluate the realizability of each intangible asset. For further information about our goodwill and intangible assets see Note 8 in the Notes to Consolidated Financial Statements.
     Pension and Postretirement Medical Benefit Plans – We participate in PBG sponsored pension and other postretirement medical benefit plans in various forms in the United States and similar plans outside the United States, covering our employees who meet specified eligibility requirements.
     We account for our defined benefit pension plans and our postretirement medical benefit plans using actuarial models required by SFAS No. 87, “Employers’ Accounting for Pensions,” and SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions.”
     In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” (“SFAS 158”). Effective for our fiscal year ending 2006, we adopted the balance sheet provisions of this standard and recognized the funded status of each of the pension and postretirement medical plans sponsored by PBG in the United States and other similar plans outside the United States. Accordingly, we recorded a decrease of approximately $278 million, net of taxes, to our owners’ equity due to the adoption of SFAS 158.
     The assets, liabilities and expense associated with our international plans were not significant to our results of operations, and accordingly, assumptions and sensitivity analyses regarding these plans are not included in the discussion below.
Assumptions
     Our U.S. employees participate in non-contributory defined benefit pension plans, which cover substantially all full-time salaried employees, as well as most hourly employees. Assumptions and estimates are required to calculate the expenses and obligations for these plans including discount rate, expected return on plan assets, retirement age, mortality, turnover, health care cost trend rates and compensation-rate increases.
     We evaluate these assumptions with our actuarial advisors on an annual basis and we believe that they are appropriate. Our assumptions are based upon historical experience of the plan and expectations for the future. These assumptions may differ materially from actual results due to changing market and economic conditions. An increase or decrease in the assumptions or economic events outside our control could have a material impact on reported net income and the related funding requirements.
     The discount rate is a significant assumption and is derived from the present value of our expected pension and postretirement medical benefit payment streams. The present value is calculated by utilizing a yield curve that matches the timing of our expected benefit payments. The yield curve is developed by our actuarial advisers using a portfolio of several hundred high-quality non-callable corporate bonds. The bonds are rated Aa or better by Moody’s and have at least $250 million in principal amount. The bonds are denominated in U.S. dollars and have maturity dates ranging from six months to thirty years. Once the present value of all the expected payment streams has been calculated, a single discount rate is determined. The fiscal year 2007 weighted-average discount rate for our pension and postretirement medical plans is 6.00 percent and 5.80 percent, respectively.
     The expected return on plan assets is important, since a portion of our defined benefit pension plans is funded. In evaluating the expected rate of return on assets for a given fiscal year, we consider the actual 10 to 15-year historic returns on asset classes in PBG’s pension investment portfolio, reflecting the weighted-average return of our asset allocation and use them as a guide for future returns. The target asset allocation for PBG’s domestic pension assets is 75 percent equity investments, of which approximately 80 percent is invested in domestic equities and 20 percent is invested in foreign equities. The remaining 25 percent of our plan assets is invested primarily in fixed income securities, which is equally divided between U.S. government and corporate bonds. PBG’s current portfolio’s target asset allocation for the 10 and 15-year periods had weighted average returns of 8.46 percent and 9.77 percent, respectively. Over time, the expected rate of return on pension plan assets should approximate the actual long-term returns. Based on the historic and estimated future returns of our portfolio, we estimate the long-term rate of return on assets for PBG’s domestic pension plans to be 8.50 percent in 2007.
     The cost or benefit of plan changes, such as increasing or decreasing benefits for prior employee service, is deferred and included in expense on a straight-line basis over the average remaining service period of the employees expected to receive benefits.
     Gains and losses have resulted from changes in actuarial assumptions and from differences between assumed and actual experience, including among other items, changes in discount rates, actual returns on plan assets as compared to assumed returns, and changes in compensation increases. Differences between assumed and actual returns on plan assets are amortized on a straight-line basis over five years and are recognized in the net periodic pension calculation over five years. To the extent the amount of all unrecognized gains and losses exceeds 10 percent of the larger of the benefit obligation or plan assets, such amount is amortized over the average remaining service period of active participants. Net unrecognized losses, within PBG’s pension and postretirement plans in the United States, totaled $558 million and $611 million at December 30, 2006 and December 31, 2005, respectively.
     The following table provides our current and expected weighted-average assumptions for our pension and postretirement medical plans’ expense in the United States:

Pension	2007	2006
Discount rate	6.00%	5.80%
Expected return on plan assets (net of administrative expenses)	8.50%	8.50%
Rate of compensation increase	3.55%	3.53%

Postretirement	2007	2006
Discount rate	5.80%	5.55%
Rate of compensation increase	3.55%	3.53%
Health care cost trend rate	8.00%	9.00%
     During 2006, PBG-sponsored defined benefit pension and postretirement medical plan expenses in the United States totaled $119 million. In 2007, our ongoing expenses will decrease by approximately $2 million to $117 million as a result of the combination of the following factors:
•	An increase in our weighted-average discount rate for our pension and postretirement medical expense from 5.80 percent and 5.55 percent to 6.00 percent and 5.80 percent, respectively, reflecting increases in the yields of long-term corporate bonds comprising the yield curve. This change in assumption will decrease our 2007 defined benefit pension and postretirement medical expense by approximately $8 million.

•	A change to our mortality assumption to reflect six years of projected mortality improvement will increase our 2007 defined benefit pension and postretirement medical expense by approximately $5 million.

•	Other changes will increase our 2007 defined benefit pension and postretirement medical expenses by approximately $1 million. These changes include certain benefit plan modifications, demographic changes and reflection of actual asset returns.

Sensitivity Analysis
     It is unlikely that in any given year the actual rate of return will be the same as the assumed long-term rate of return of 8.50 percent. The following table provides a summary of the last three years of actual returns versus the expected long-term returns for our U.S. pension plans:

	2006	2005	2004
Expected return on plan assets (net of administrative expenses)	8.50%	8.50%	8.50%
Actual return on plan assets (net of administrative expenses)	9.74%	13.33%	11.61%
     Sensitivity of changes in key assumptions for our U.S. pension and postretirement plans’ expense in 2007 are as follows:
•	Discount rate – A 25-basis point change in the discount rate would increase or decrease the expense for PBG’s pension and postretirement medical benefit plans in 2007 by approximately $10 million.

•	Expected return on plan assets – A 25-basis point change in the expected return on plan assets would increase or decrease the expense for PBG’s pension plans in 2007 by approximately $3 million. The postretirement medical benefit plans have no expected return on plan assets as they are funded from the general assets of the Company as the payments come due.
     For further information about PBG’s pension and postretirement plans and the adoption of SFAS 158 see Notes 2 and 13 in the Notes to Consolidated Financial Statements.
     Share-Based Compensation – Effective January 1, 2006, we adopted SFAS No. 123 (revised), “Share-Based Payment” (“SFAS 123R”). Among its provisions, SFAS 123R requires us to recognize compensation expense for equity awards over the vesting period based on the award’s grant-date fair value.
     Historically, we offered PBG stock option awards as our primary form of long-term incentive compensation. These PBG stock option awards generally vest over three years and have a 10 year term. We use the Black-Scholes-Merton option valuation model to value stock option awards. Beginning in 2006, we granted a combination of PBG stock option awards and PBG restricted stock units to our middle and senior management. The fair value of restricted stock unit awards is based on the fair value of PBG stock on the date of grant. Each restricted stock unit award generally vests over three years and is settled in shares of PBG stock after the vesting period.
     The Black-Scholes-Merton valuation model for PBG stock option awards estimates the potential value the employee will receive based on current interest rates, expected time at which the employee will exercise the award and the expected volatility of the PBG’s stock price. These assumptions are based on historical experience and future expectations of employee behavior and stock price.
     Another significant assumption utilized in calculating our share-based compensation is the amount of awards that we expect to forfeit. Compensation expense is recognized only for share-based payments expected to vest and we estimate forfeitures, both at the date of grant as well as throughout the vesting period, based on PBG’s historical experience and future expectations.
     Changes in our assumptions utilized to value PBG stock options and forfeiture rates could materially affect the amount of share-based compensation expense recognized in the Consolidated Statement of Operations.
     For further information about our share-based compensation see Note 3 in the Notes to Consolidated Financial Statements.
     Income Taxes – We are a limited liability company, classified as a partnership for U.S. tax purposes and, as such, generally will pay no U.S. federal or state income taxes. Our federal and state distributive shares of income, deductions and credits are allocated to our owners based on their percentage of ownership. However, certain domestic and foreign affiliates pay taxes in their respective jurisdictions and record related deferred income tax assets and liabilities. The tax bases of our assets and liabilities reflect our best estimate of the tax benefits and costs we expect to realize. We establish valuation allowances to reduce our deferred tax assets to an amount that will more likely than not be realized. A significant portion of deferred tax assets consists of net operating loss carryforwards (“NOLs”). We have NOLs totaling $962 million at December 30, 2006, which are available to reduce future taxes in the U.S., Spain, Greece, Russia, Turkey and Mexico. The majority of our NOLs are generated overseas, the largest of which is coming from our Mexican and Spanish operations. Of these NOLs, $24 million expire in 2007 and $938 million expire at various times between 2008 and 2026.
     Significant management judgment is required in determining our effective tax rate and in evaluating our tax position. We establish tax reserves when, based on the applicable tax law and facts and circumstances relating to a particular transaction or tax position, it becomes probable that the position will not be sustained when challenged by a taxing authority. A change in our tax reserves could have a significant impact on our results of operations.
     Under our tax separation agreement with PepsiCo, PepsiCo maintains full control and absolute discretion for any combined or consolidated tax filings for tax periods ended on or before our initial public offering that occurred in March 1999. However, PepsiCo may not settle any issue without our written consent, which consent cannot be unreasonably withheld. PepsiCo has contractually agreed to act in good faith with respect to all tax examination matters affecting us. In accordance with the tax separation agreement, we will bear our allocable share of any risk or benefit resulting from the settlement of tax matters affecting us for these tax periods.
     A number of years may elapse before a particular matter for which we have established a tax contingency reserve is audited and finally resolved. The number of years for which we have audits that are open varies depending on the tax jurisdiction. The U.S. Internal Revenue Service (“IRS”) is currently examining PBG’s and PepsiCo’s joint tax returns for 1998 through March 1999. The statute of limitations for the IRS audit of Bottling LLC’s 1999-2000 tax returns closed on December 30, 2006. The IRS is currently examining Bottling LLC’s tax returns for the 2001 and 2002 tax years. While it is often difficult to predict the final outcome or the timing of the resolution, we believe that our tax reserves reflect the probable outcome of known tax contingencies. Favorable resolutions would be recognized as a reduction of our tax expense in the year of resolution.
     For further information about our income taxes see Note 14 in the Notes to Consolidated Financial Statements.
RELATIONSHIP WITH PEPSICO
     PepsiCo is considered a related party due to the nature of our franchise relationship and its ownership interest in our company. More than 80 percent of our volume is derived from the sale of brands from PepsiCo. At December 30, 2006, PepsiCo owned 6.7 percent of our equity.
     Our business is conducted primarily under beverage agreements between PBG and PepsiCo, including a master bottling agreement, a non-cola bottling agreement and a master syrup agreement. These agreements provide PepsiCo with the ability, at its sole discretion, to establish prices, and other terms and conditions for our purchase of concentrates and finished product from PepsiCo. Additionally, under a shared services agreement, we obtain various services from PepsiCo, which include services for information technology maintenance and the procurement of raw materials. We also provide services to PepsiCo, including facility and credit and collection support. Although we are not a direct party to these contracts, as the principal operating subsidiary of PBG, we derive direct benefit from them.
     Because we depend on PepsiCo to provide us with concentrate, bottler incentives and various services, changes in our and PBG’s relationship with PepsiCo could have a material adverse effect on our business and financial results.
     For further information about our relationship with PepsiCo and its affiliates see Note 16 in the Notes to Consolidated Financial Statements.

ITEMS THAT AFFECT HISTORICAL OR FUTURE COMPARABILITY
     The year-over-year comparisons of our financial results are affected by the following items:

	December	December
(Expense)/Income	30, 2006	31, 2005
Operating income
Impact of SFAS 123R	$(65)	$—
HFCS litigation settlement	—	$29
53rd week	—	$24
Strategic spending initiatives	—	$(48)
2006 Items
     SFAS 123R
     Effective January 1, 2006, we adopted SFAS 123R. Among its provisions, SFAS 123R requires us to recognize compensation expense for equity awards over the vesting period based on the award’s grant-date fair value. Prior to 2006, in accordance with accounting guidelines, we were not required to recognize this expense. For further information see our Critical Accounting Policies and Note 3 in the Notes to Consolidated Financial Statements.
     Tax Law Changes
     During 2006, tax law changes were enacted in Canada, Turkey, and in certain jurisdictions within the U.S. which decreased our income tax expense, resulting in an increase to net income of $12 million. Please see our Income Tax Expense discussion in the Financial Performance section below for further details.
2005 Items
     High Fructose Corn Syrup (“HFCS”) Litigation Settlement
     Included in our selling, delivery and administrative expenses for 2005 was a pre-tax gain of $29 million in the U.S. from the settlement of the HFCS class action lawsuit. The lawsuit related to purchases of high fructose corn syrup by several companies, including bottling entities owned and operated by PepsiCo, during the period from July 1, 1991 to June 30, 1995 (the “Claims Period”). Certain of the bottling entities owned by PepsiCo during the Claims Period were transferred to PBG when PepsiCo formed PBG in 1999. With respect to these entities, which we currently operate, we received $23 million in HFCS settlement proceeds. We received an additional $6 million in HFCS settlement proceeds related to bottling operations not previously owned by PepsiCo, such as manufacturing co-operatives of which we are a member.
     53rd Week
     Our fiscal year ends on the last Saturday in December and, as a result, a 53rd week is added every five or six years. Fiscal years 2006 and 2004 consisted of 52 weeks. In 2005, our fiscal year consisted of 53 weeks. Our 2005 results included pre-tax income of approximately $22 million due to the 53rd week, which increased our operating income by $24 million offset by additional interest expense of $2 million.
     Strategic Spending Initiatives
     We reinvested both the pre-tax gain of $29 million from the HFCS settlement and a majority of the $22 million of pre-tax income from the 53rd week in $48 million of long-term strategic spending initiatives in the U.S., Canada and Europe. The strategic spending initiatives included programs designed primarily to enhance our customer service agenda, drive productivity and improve our management information systems. These strategic spending initiatives were recorded in selling, delivery and administrative expenses.

FINANCIAL PERFORMANCE SUMMARY

	December	December	Fiscal Year
	30, 2006	31, 2005	% Change
Net revenues	$12,730	$11,885	7%

Gross profit	$5,920	$5,632	5%

Operating income	$988	$1,007	(2)%

Net income	$924	$871	6%
     During 2006, we delivered strong results, reflecting outstanding top-line growth which was offset by higher raw material costs and selling, delivery and administrative expenses, including the $65 million impact of adopting SFAS 123R. Worldwide operating income was down two percent mainly due to the six-percentage-point negative impact from the adoption of SFAS 123R. Net income increased six percent versus the prior year mainly as a result of a $57 million increase in net interest income driven by higher effective interest rates coupled with additional loans made to PBG and the $12 million tax gain due to income tax law changes enacted in 2006. These gains were partially offset by higher non-operating expenses in 2006 as compared to the prior year. In addition, net income in 2005 was negatively impacted by the $22 million tax charge as a result of the reorganization of our international legal entity and debt structure.
     Overall, we increased our worldwide revenue by seven percent and our gross profit improved by five percent. Strong results in our core operations were fueled by double-digit operating income growth in our Mexico and Europe segments and a solid performance in our U.S. & Canada segment. Reported operating income in our U.S. & Canada segment was down seven percent driven mainly by the six-percentage-point negative impact from the adoption of SFAS 123R and the net two-percentage-point positive impact in the prior year from the 53rd week, HFCS settlement and strategic initiatives.
     On a worldwide basis, we achieved three percent volume growth, reflecting increases across all segments. In the U.S. & Canada, volume increased two percent. Volume growth, excluding the impact from acquisitions and the impact of the 53rd week in 2005, was driven by strong brand performance in non-carbonated beverages. Strong volume growth in Europe of seven percent was driven by double-digit growth in Russia and Turkey. In Mexico, volume increased four percent, of which three percent was due to acquisitions.
     Our strong worldwide revenue growth was a result of strong brand performance across non-carbonated beverages, product and package innovation, pricing improvements and strong execution in the marketplace. Growth was driven primarily by a four-percent increase in net revenue per case, including a one-percentage-point impact from the effect of foreign currency translation, and a three-percent increase in volume. Each of our segments delivered strong increases in net revenue per case as a result of the Company’s successful pricing and margin strategy.
     Our worldwide cost of sales increased by nine percent driven by our strong volume growth and increases in some of our raw material costs, which have continued to pressure our bottom-line results. On a per-case basis, cost of sales increased six percent, reflecting increases in raw material costs and the impact of package mix.
     Worldwide selling, delivery and administrative (“SD&A”) expenses increased seven percent. Increases in selling, delivery and administrative costs were driven by higher volume growth, wage and benefit costs, increased pension expense and planned spending as a result of investment in high growth European markets. The impact from the adoption of SFAS 123R in 2006 offset the net impact of the 53rd week, the HFCS settlement and the strategic spending initiatives in 2005.
     Interest expense increased by $40 million largely due to our March 30, 2006 debt issuance and higher effective interest rates from interest rate swaps which convert our fixed-rate debt to variable-rate debt. Interest income increased by $97 million driven primarily by higher effective interest rates coupled with additional loans made to PBG. Other non-operating expenses, net increased by $9 million primarily due to foreign exchange losses associated with the devaluation of the Turkish lira.

     Our cash flow from operations continued to be strong in 2006. We generated more than $1.5 billion of cash from operations, after contributing $68 million into our pension plans. With our strong cash flows, we utilized $721 million of cash for capital investments to grow our business.
2007 Outlook

Forecasted 2007
growth vs. 2006
Worldwide Volume	1%-2%
U.S. Volume	Flat to 1%
Worldwide Net Revenue per Case	3%-4%
U.S. Net Revenue per Case	4%+
Worldwide Cost of Sales per Case	6%
     In 2007, we expect to increase our net revenue per case, using rate increases where marketplace conditions allow, while also managing the mix of products we plan to sell in order to offset the cost of raw materials which is expected to continue to pressure our cost of sales.
     In July 2006, the FASB issued Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes,” which provides specific guidance on the financial statement recognition, measurement, reporting and disclosure of uncertain tax positions taken or expected to be taken in a tax return. FIN 48 becomes effective beginning with our first quarter 2007 fiscal period and is likely to cause greater volatility in our quarterly statement of operations and impact the calendarization of our effective tax rate on a quarterly basis as interest on tax reserves is recognized discretely within income tax expense. Please see Note 14 in the Notes to Consolidated Financial Statements for further discussion on FIN 48.
     The impact from this accounting change will result in an approximate one-percentage-point increase in Bottling LLC’s effective tax rate. This will increase our income tax expense by approximately $8 million.
RESULTS OF OPERATIONS – 2006
Volume

	Fiscal Year Ended
	2006 vs. 2005
	World-	U.S. &
	wide	Canada	Europe	Mexico
Base volume	3%	3%	7%	1%
Acquisitions	1%	1%	0%	3%
Impact of 53rd week in 2005	(1)%	(2)%	0%	0%

Total Volume Change	3%	2%	7%	4%

     Our full-year reported worldwide physical case volume increased three percent in 2006 versus 2005. Worldwide volume growth reflects increases across all segments.
     In the U.S. & Canada, volume growth, excluding the impact from acquisitions and the impact of the 53rd week in 2005, was fueled by strong brand performance across non-carbonated beverages, innovation and our ability to capture the growth in emerging channels such as Club and Dollar stores.
     In the U.S., volume increased three percent due mainly to a three-percent increase in base business volume and a one percent increase from acquisitions that was offset by the impact of the 53rd week in 2005. Base business volume growth was driven by a double-digit increase in both water and other non-carbonated beverages, fueled by outstanding growth in Lipton Iced Tea and energy drinks. Our total carbonated soft drink (“CSD”) portfolio decreased about one percent, mostly driven by declines in Trademark Pepsi. Our flavored CSD portfolio increased about two percent due to growth in Trademark Mountain Dew. From a channel perspective, growth in the U.S. was driven by a four-percent increase in our take-home channel as a result of double-digit increases in Club and Dollar stores as well as mass retailers and drug stores, and a two-percent increase in our cold-drink channel. Cold-drink growth was driven by strong results in the foodservice channel and in the convenience and gas channel.
     In Canada, volume increased about one percent in 2006 versus 2005, primarily driven by a two-percent increase in base business and partially offset by the impact of the 53rd week in 2005. Base business growth was primarily driven by double-digit growth in both water and other non-carbonated beverages.
     In Europe, volume grew seven percent in 2006 versus 2005, driven by double-digit increases in Russia and Turkey. Solid growth in our non-carbonated portfolio, including bottled water and Lipton Iced Tea, Trademark Pepsi and local brands helped drive overall growth in these countries.
     In Mexico, excluding the impact of acquisitions, volume increased one percent in 2006 versus 2005, mainly as a result of growth in bottled water and other non-carbonated beverages and partially offset by declines in jug water and CSD volume.
Net Revenues

	Fiscal Year Ended
	2006 vs. 2005
	World-	U.S. &
	wide	Canada	Europe	Mexico
Volume impact	3%	3%	7%	1%
Net price per case impact (rate/mix)	3%	3%	5%	5%
Acquisitions	1%	1%	0%	3%
Currency translation	1%	1%	0%	0%
Impact of 53rd week in 2005	(1)%	(2)%	0%	0%

Total Net Revenues Change	7%	6%	12%	9%

     Worldwide net revenues were $12.7 billion in 2006, a seven-percent increase over the prior year. The increase in net revenues for the year was driven primarily by strong volume growth and solid increases in net price per case across all segments, coupled with the impact of acquisitions in the U.S. and Mexico and the favorable impact from foreign currency translation in Canada. This growth was partially offset by the impact of the 53rd week in 2005 in our U.S. & Canada segment. Increases in net price per case were primarily driven by rate improvements across all segments.
     In the U.S. & Canada, six-percent growth in net revenues was consistent with worldwide trends. In the U.S., we achieved revenue growth of five percent with three-percent volume growth due primarily to base business volume increases in water and non-carbonated beverages. Net price per case in the U.S. increased by three percent mainly due to rate increases. In Canada, revenue growth of 12 percent was driven primarily by the favorable impact of foreign currency translation, coupled with a three-percent increase in net price per case and volume improvements of one percent.
     Net revenues in Europe increased 12 percent in 2006 versus 2005, driven primarily by double-digit volume growth in Russia and Turkey and strong increases in net price per case primarily as a result of rate increases.
     In Mexico, net revenues increased nine percent mostly due to strong increases in net price per case as a result of rate increases and the impact of acquisitions, coupled with positive volume growth.

Cost of Sales

Fiscal Year Ended
2006 vs. 2005
Worldwide
Volume impact	3%
Cost per case impact	5%
Acquisitions	1%
Currency translation	1%
Impact of 53rd week in 2005	(1)%

Total Cost of Sales Change	9%

     Worldwide cost of sales was $6.8 billion in 2006, a nine-percent increase over 2005. The growth in cost of sales across all of our segments was driven by cost per case increases and volume growth. Worldwide cost-per-case increases were driven primarily by increases in raw material costs and the impact of package mix. Changes in our package mix were driven by faster volume growth in higher cost non-carbonated products. The impact of acquisitions in the U.S. and Mexico and the negative impact of foreign currency translation in Canada each contributed about one percentage point of growth to our worldwide increase, which was partially offset by the impact of the 53rd week in the prior year in our U.S. & Canada segment.
Selling, Delivery and Administrative Expenses

Fiscal Year Ended
2006 vs. 2005
Worldwide
Cost impact	5%
Adoption of SFAS 123R in 2006	1%
Acquisitions	1%
Currency translation	1%
HFCS Settlement in 2005	1%
Strategic Spending Initiatives in 2005	(1)%
Impact of 53rd week in 2005	(1)%

Total SD&A Change	7%

     Worldwide SD&A expenses were $4.9 billion, a seven-percent increase over 2005. This increase was driven by volume growth and higher wage and benefit costs across all of our segments, increased pension expense in the U.S and planned spending as a result of investment in high-growth European markets. The impact from the adoption of SFAS 123R in 2006 contributed approximately one percentage point of growth to our worldwide increase in SD&A expenses. Additionally, the prior year combined impact from the strategic spending initiatives and the additional expenses from the 53rd week in our U.S. & Canada segment, partially offset by the pre-tax gain in the U.S. from the HFCS settlement decreased our worldwide SD&A growth in 2006 by approximately one percentage point.
Interest Expense
     Interest expense increased by $40 million largely due to our March 2006 debt issuance and higher effective interest rates from interest rate swaps which convert our fixed-rate debt to variable-rate debt.
Interest Income
     Interest income increased by $97 million driven primarily by higher effective interest rates coupled with additional loans made to PBG.

Other Non-Operating Expenses, net
     Other non-operating expenses, net increased by $9 million primarily due to foreign exchange losses associated with the devaluation of the Turkish lira. This devaluation caused transactional losses due to the revaluation of our U.S. dollar denominated liabilities in Turkey, which were repaid in June of 2006.
Income Tax Expense
     Bottling LLC is a limited liability company, classified as a partnership for U.S. tax purposes and, as such, generally pays no U.S. federal or state income taxes. The federal and state distributive shares of income, deductions and credits of Bottling LLC are allocated to Bottling LLC’s owners based on their percentage of ownership in Bottling LLC. However, certain domestic and foreign affiliates pay taxes in their respective jurisdictions. Such amounts are reflected in our Consolidated Statements of Operations. Our effective tax rates for 2006 and 2005 were 0.3 percent and 2.7 percent, respectively. The decrease in our effective tax rate versus the prior year is due primarily to changes in our international legal entity and debt structure which resulted in a $22 million tax charge during the year ended December 31, 2005 and to changes to the income tax laws in Canada, Turkey and certain jurisdictions within the U.S in 2006. These tax law changes enabled us to re-measure our net deferred tax liabilities using lower tax rates which decreased our income tax expense by approximately $12 million during the year ended December 30, 2006.
RESULTS OF OPERATIONS – 2005
Volume

	Fiscal Year Ended
	2005 vs. 2004
	World-	U.S. &
	wide	Canada	Europe	Mexico
Base volume	3%	2%	8%	5%
Acquisitions	1%	1%	0%	0%
Impact of 53rd week	1%	2%	0%	0%

Total Volume Change	5%	5%	8%	5%

     Our full-year reported worldwide physical case volume increased five percent in 2005 versus 2004, reflecting strong volume growth across all segments.
     In the U.S. & Canada, volume grew five percent in 2005 versus 2004, primarily driven by strong non-carbonated beverage sales and the impact of the 53rd week, coupled with the impact of acquisitions.
     In the U.S., volume grew five percent in 2005 versus 2004. Increases in volume, excluding acquisitions and the impact of the 53rd week, were driven by a three-percent increase in our take-home channel and a two-percent increase in our cold-drink channel. These volume increases were attributable to solid results in large format businesses and foodservice venues. In the U.S., our growth reflects consumer trends. Our non-carbonated beverage volume increased 18 percent, led by 31-percent growth in Trademark Aquafina and the successful introduction of Aquafina FlavorSplash, coupled with solid performance in Trademark Starbucks and in our energy drinks. Our total CSD portfolio was down about one percent, mostly driven by declines in brand Pepsi, partially offset by the successful introduction of Pepsi Lime, double-digit growth in brand Wild Cherry Pepsi, and a three-percent increase in our diet portfolio. The 53rd week contributed two percentage points of growth.
     In Canada, volume increased three percent in 2005 versus 2004, primarily driven by increases in both the cold-drink and take-home channels. This growth was fueled by strong execution and strategic marketing programs that were designed to gain consumer interest. The 53rd week contributed approximately one percentage point of growth.
     In Europe, volume grew eight percent in 2005 versus 2004, driven by double-digit increases in Russia and Turkey. In Russia, we had solid growth in Trademark Pepsi and Aqua Minerale, coupled with strong growth in Tropicana juice drinks, Lipton Iced Tea and local brands. In Turkey, we continued to improve our customer service through the consolidation of third-party distributors and the migration of selling activities to our own employees. These improvements and an effective advertising campaign resulted in volume increases in brand Pepsi and in local brands, such as Yedigun.
     Total volume in Mexico was up five percent for the year, driven largely by growth in our water business, including an 11-percent increase in our jug water business and a 13-percent increase in our bottled water business. The investments that we began making in 2004 in the marketplace and in our infrastructure in Mexico have enabled us to improve both our bottled water and jug water businesses, including expansion of our home delivery system for jug water. Our CSD portfolio in Mexico was down about one percent primarily due to competitive pressure in the Mexico City area. This decline was partially offset by solid performance in our CSD business outside the Mexico City area which accounts for 75 percent of our volume.
Net Revenues

	Fiscal Year Ended
	2005 vs. 2004
	World-	U.S. &
	wide	Canada	Europe	Mexico
Volume impact	3%	2%	8%	5%
Net price per case impact (rate/mix)	3%	3%	3%	0%
Acquisitions	1%	1%	0%	1%
Currency translation	1%	1%	1%	4%
Impact of 53rd week	1%	2%	0%	0%

Total Net Revenues Change	9%	9%	12%	10%

     Worldwide net revenues were $11.9 billion in 2005, a nine-percent increase over 2004. The increase in net revenues for the year was driven primarily by strong volume growth and increases in net price per case, coupled with the favorable impact from foreign currency translation in Canada and Mexico, acquisitions and the impact of the 53rd week.
     In the U.S. & Canada, nine-percent growth in net revenues was consistent with worldwide trends. Net price per case in the U.S. increased three percent, mostly due to rate increases.
     In Europe, net revenues increased 12 percent in 2005 versus 2004, reflecting strong volume growth, coupled with net price per case increases.
     In Mexico, net revenues grew 10 percent versus 2004, driven primarily by strong volume and the favorable impact from foreign currency translation.
Cost of Sales

Fiscal Year Ended
2005 vs. 2004
Worldwide
Volume impact	4%
Cost per case impact	4%
Acquisitions	1%
Currency translation	1%
Impact of 53rd week	1%

Total Cost of Sales Change	11%

     Worldwide cost of sales was $6.3 billion in 2005, an 11-percent increase over 2004. The growth in cost of sales was driven primarily by strong volume growth in all of our segments and cost-per-case increases, coupled with the negative impact of foreign currency translation in Canada and Mexico, acquisitions in the U.S. and the impact of the 53rd week in the U.S. and Canada. During 2005, we continued to see increases in resin prices, exacerbated by a severe hurricane season in the U.S. These increases added approximately $100 million of costs or approximately two percentage points of growth to our worldwide cost of sales per case.

Selling, Delivery and Administrative Expenses

Fiscal Year Ended
2005 vs. 2004
Worldwide
Cost impact	5%
HFCS Settlement	(1)%
Strategic Spending Initiatives	1%
Acquisitions	1%
Currency translation	1%
Impact of 53rd week	1%

Total SD&A Change	8%

     Worldwide SD&A expenses were $4.6 billion, an eight-percent increase over 2004. Increases in selling, delivery and administrative costs across all of our segments were driven by strong volume growth, wage and benefit increases and rising fuel prices. The impact of the 53rd week in the U.S. & Canada and the strategic spending initiatives, partially offset by the pre-tax gain of $29 million in the U.S. from the HFCS settlement contributed approximately one percentage point of a net increase in SD&A expenses. LLC invested both the HFCS gain and the additional income from the 53rd week in long-term strategic spending initiatives, which totaled $48 million. The strategic spending initiatives included programs to enhance our customer service agenda, drive productivity, including restructuring in Europe, and improve our management information systems.
     In addition, SD&A expenses in Mexico were higher than expected as certain of the cost savings initiatives did not yield expected results. This increase was partially offset by the impact of a $9 million non-cash impairment charge taken in the prior year for the franchise licensing agreement associated with the Squirt trademark in Mexico.
Interest Expense
     Interest expense increased by $21 million, when compared with 2004, largely due to higher effective interest rates from interest rate swaps, which convert our fixed-rate debt to variable debt.
Interest Income
     Interest income increased $43 million, driven primarily by higher effective interest rates coupled with additional loans made to PBG.
Income Tax Expense
     Bottling LLC is a limited liability company, classified as a partnership for U.S. tax purposes and, as such, generally pays no U.S. federal or state income taxes. The federal and state distributive shares of income, deductions and credits of Bottling LLC are allocated to Bottling LLC’s owners based on their percentage of ownership in Bottling LLC. However, certain domestic and foreign affiliates pay taxes in their respective jurisdictions. Such amounts are reflected in our Consolidated Statements of Operations. Our effective tax rates for 2005 and 2004 were 2.7 percent and 0.4 percent, respectively. The increase in our effective tax rate versus the prior year is due largely to increased tax contingencies relating to certain historic tax positions and changes in our international legal entity and debt structure, partially offset by the reversal of valuation allowances. The reversal of the valuation allowances was due in part to improved profitability trends in Russia and a change to the Russia tax law that enables us to use a greater amount of our Russian NOLs.
LIQUIDITY AND FINANCIAL CONDITION
Liquidity and Capital Resources
     Our principal sources come from our operating activities, and the issuance of debt and bank borrowings. We believe that these cash inflows will be sufficient to fund capital expenditures, benefit plan contributions, acquisitions and working capital requirements for PBG and us for the foreseeable future.

     2006 Long-Term Debt Activities
     On March 30, 2006, we issued $800 million of 5.50% senior notes due 2016 (the “Notes”). The net proceeds received, after deducting the underwriting discount and offering expenses, were approximately $793 million. The net proceeds were used to repay PBG’s outstanding commercial paper balance. The balance of the proceeds was used to repay our outstanding 2.45% senior notes in October of 2006. The Notes are general unsecured obligations and rank on an equal basis with all of our other existing and future unsecured indebtedness and are senior to all of our future subordinated indebtedness.
     2006 Short-Term Debt Activities
     We had available bank credit lines of approximately $741 million at December 30, 2006. These lines were used to support the general operating needs of our businesses. As of year-end 2006, we had $242 million outstanding under these lines of credit at a weighted-average interest rate of 5.0 percent. As of year-end 2005, we had available short-term bank credit lines of approximately $435 million and $156 million was outstanding under these lines of credit at a weighted-average interest rate of 4.3 percent.
     Our peak borrowing timeframe varies with our working capital requirements and the seasonality of our business. Additionally, throughout the year, we may have further short-term borrowing requirements driven by other operational needs of our business. During 2006, borrowings from our line of credit facilities peaked at $244 million, reflecting payments for working capital requirements.
     Financial Covenants
     Certain of our senior notes have redemption features and non-financial covenants that will, among other things, limit our ability to create or assume liens, enter into sale and lease-back transactions, engage in mergers or consolidations and transfer or lease all or substantially all of our assets. Additionally, our new secured debt should not be greater than 10 percent of our net tangible assets. Net tangible assets are defined as total assets less current liabilities and net intangible assets. We are in compliance with all debt covenants.
     On December 30, 2006, we adopted the balance sheet provisions of SFAS 158, and accordingly we recorded a decrease to our owners’ equity of approximately $278 million, net of tax. This did not have an impact on our liquidity or our debt covenants.
Cash Flows
     Fiscal 2006 Compared with Fiscal 2005
     Net cash provided by operations increased by $56 million to $1,527 million in 2006. Increases in net cash provided by operations were driven by higher cash profits, higher interest income received from PBG and lower pension contributions, partially offset by the impact of strong collections in the prior year.
     Net cash used for investments increased by $372 million to $1,494 million, principally reflecting increased notes receivable from PBG, higher acquisition costs and higher capital spending.
     Net cash provided by financing increased by $244 million to $61 million, driven primarily by the proceeds from the $800 million bond issuance in March of 2006, partially offset by the repayment of our $500 million note and other long-term debt.
     Fiscal 2005 Compared with Fiscal 2004
     Net cash provided by operations increased by $99 million to $1,471 million in 2005. Increases in net cash provided by operations were driven primarily by higher profits and a higher mix of non-cash expenses.
     Net cash used for investments decreased by $82 million to $1,122 million, principally reflecting lower acquisition costs, partially offset by higher capital spending.
     Net cash used for financing decreased by $967 million to $183 million, driven primarily by the repayment of our $1.0 billion note in February 2004, partially offset by lower net short-term borrowings.

Contractual Obligations
     The following table summarizes our contractual obligations as of December 30, 2006:

	Payments Due by Period
			2008-	2010-	2012 and
Contractual Obligations	Total	2007	2009	2011	beyond
Long-term debt obligations (1)	$3,761	$10	$1,301	$—	$2,450
Capital lease obligations (2)	45	9	13	11	12
Operating leases (2)	210	51	68	32	59
Interest obligations (3)	1,119	199	358	242	320
Purchase obligations:
Raw material obligations (4)	180	18	145	17	—
Capital expenditure obligations (5)	45	45	—	—	—
Other obligations (6)	345	151	88	44	62
Other long-term liabilities (7)	14	5	5	2	2

Total	$5,719	$488	$1,978	$348	$2,905

(1)	See Note 10 in the Notes to Consolidated Financial Statements for additional information relating to our long-term debt obligations.

(2)	See Note 11 in the Notes to Consolidated Financial Statements for additional information relating to our lease obligations.

(3)	Represents interest payment obligations related to our long-term fixed-rate debt as specified in the applicable debt agreements. Additionally, a portion of our long-term debt has variable interest rates due to either existing swap agreements or interest arrangements. We estimated our variable interest payment obligations by using the interest rate forward curve.

(4)	Represents obligations to purchase raw materials pursuant to contracts entered into by PepsiCo on our behalf and international agreements to purchase raw materials.

(5)	Represents commitments to suppliers under capital expenditure related contracts or purchase orders.

(6)	Represents non-cancellable agreements that specify fixed or minimum quantities, price arrangements and timing of payments. Also includes agreements that provide for termination penalty clauses.

(7)	Primarily relates to contractual obligations associated with non-compete contracts that resulted from business acquisitions. The table excludes other long-term liabilities included in our Consolidated Financial Statements, such as pension, postretirement and other non-contractual obligations. See Note 13 in the Notes to Consolidated Financial Statements for a discussion of our future pension and postretirement contributions and corresponding expected benefit payments for years 2007 through 2016.
Off-Balance Sheet Arrangements
     In March 2006, PBG entered into a new $450 million committed revolving credit facility (“2006 Agreement”) which expires in March 2011 and increased their existing facility, which expires in April 2009, from $500 million to $550 million. PBG’s combined committed credit facilities of $1 billion are guaranteed by us and support PBG’s $1 billion commercial paper program. Subject to certain conditions stated in the 2006 Agreement, PBG may borrow, prepay and reborrow amounts, including issuing standby letters of credit up to $250 million, at any time during the term of the 2006 Agreement. Funds borrowed may be used for general corporate purposes, including supporting PBG’s commercial paper program.
     At December 30, 2006, PBG had $115 million in outstanding commercial paper with a weighted-average interest rate of 5.4 percent. At December 31, 2005, PBG had $355 million in outstanding commercial paper with a weighted-average interest rate of 4.3 percent.
     In March 1999, PBG issued $1 billion of 7% senior notes due 2029, which are guaranteed by us. We also guarantee that to the extent there is available cash, we will distribute pro rata to PBG and PepsiCo sufficient cash such that aggregate cash distributed to PBG will enable PBG to pay its taxes and make interest payments on the $1 billion 7% senior notes due 2029. During 2006 and 2005, we made cash distributions to PBG and PepsiCo totaling $284 million and $181 million, respectively. Any amounts in excess of taxes and interest payments were used by PBG to repay loans to us.

Capital Expenditures
     Our business requires substantial infrastructure investments to maintain our existing level of operations and to fund investments targeted at growing our business. Capital expenditures included in our cash flows from investing activities totaled $721 million, $709 million and $688 million during 2006, 2005 and 2004, respectively.
MARKET RISKS AND CAUTIONARY STATEMENTS
Quantitative and Qualitative Disclosures about Market Risk
     In the normal course of business, our financial position is routinely subject to a variety of risks. These risks include the risk associated with the price of commodities purchased and used in our business, interest rates on outstanding debt and currency movements impacting our non-U.S. dollar denominated assets and liabilities. We are also subject to the risks associated with the business environment in which we operate, including the collectibility of accounts receivable. We regularly assess all of these risks and have policies and procedures in place to protect against the adverse effects of these exposures.
     Our objective in managing our exposure to fluctuations in commodity prices, interest rates and foreign currency exchange rates is to minimize the volatility of earnings and cash flows associated with changes in the applicable rates and prices. To achieve this objective, we have derivative instruments to hedge against the risk of adverse movements in commodity prices, interest rates and foreign currency. Our corporate policy prohibits the use of derivative instruments for trading or speculative purposes, and we have procedures in place to monitor and control their use. See Note 12 in the Notes to Consolidated Financial Statements for additional information relating to our derivative instruments.
     A sensitivity analysis has been prepared to determine the effects that market risk exposures may have on our financial instruments. We performed the sensitivity analyses for hypothetical changes in commodity prices, interest rates and foreign currency exchange rates and changes in PBG’s stock price on our unfunded deferred compensation liability. Information provided by these sensitivity analyses does not necessarily represent the actual changes in fair value that we would incur under normal market conditions because, due to practical limitations, all variables other than the specific market risk factor were held constant. As a result, the reported changes in the values of some financial instruments that are affected by the sensitivity analyses are not matched with the offsetting changes in the values of the items that those instruments are designed to finance or hedge.
     Commodity Price Risk
     We are subject to market risks with respect to commodities because our ability to recover increased costs through higher pricing may be limited by the competitive environment in which we operate. We use future and option contracts to hedge the risk of adverse movements in commodity prices related primarily to anticipated purchases of raw materials and energy used in our operations. With respect to commodity price risk, we currently have various contracts outstanding for commodity purchases in 2007, which establish our purchase prices within defined ranges. We estimate that a 10-percent decrease in commodity prices with all other variables held constant would have resulted in a decrease in the fair value of our financial instruments of $7 million and $1 million at December 30, 2006 and December 31, 2005, respectively.
     Interest Rate Risk
     Interest rate risk is present with both fixed and floating-rate debt. We use interest rate swaps to manage our interest expense risk. These instruments effectively change the interest rate of specific debt issuances. As a result, changes in interest rates on our variable debt would change our interest expense. We estimate that a 50-basis point increase in interest rates on our variable rate debt and cash equivalents with all other variables held constant would have resulted in an increase to net interest expense of $2 million and $4 million in 2006 and 2005, respectively.
     We also enter into treasury rate lock agreements to hedge against adverse interest rate changes on certain debt financing arrangements.

     Foreign Currency Exchange Rate Risk
     In 2006, approximately 30 percent of our net revenues came from outside the United States. Social, economic and political conditions in these international markets may adversely affect our results of operations, cash flows and financial condition. The overall risks to our international businesses include changes in foreign governmental policies and other political or economic developments. These developments may lead to new product pricing, tax or other policies and monetary fluctuations that may adversely impact our business. In addition, our results of operations and the value of the foreign assets and liabilities are affected by fluctuations in foreign currency exchange rates.
     As currency exchange rates change, translation of the statements of operations of our businesses outside the U.S. into U.S. dollars affects year-over-year comparability. We generally have not hedged against these types of currency risks because cash flows from our international operations are usually reinvested locally.
     We have foreign currency transactional risks in certain of our international territories for transactions that are denominated in currencies that are different from their functional currency. We have entered into forward exchange contracts to hedge portions of our forecasted U.S. dollar cash flows in our Canadian business. A 10-percent weaker U.S. dollar against the Canadian dollar, with all other variables held constant, would result in a decrease in the fair value of these contracts of $11 million and $9 million at December 30, 2006 and December 31, 2005, respectively.
     Foreign currency gains and losses reflect both transaction gains and losses in our foreign operations, as well as translation gains and losses arising from the re-measurement into U.S. dollars of the net monetary assets of businesses in highly inflationary countries. Beginning in 2006, Turkey was no longer considered highly inflationary, and changed its functional currency from the U.S. Dollar to the Turkish Lira.
     Unfunded Deferred Compensation Liability
     Our unfunded deferred compensation liability is subject to changes in PBG’s stock price, as well as price changes in certain other equity and fixed-income investments. Employee investment elections include PBG stock and a variety of other equity and fixed-income investment options. Since the plan is unfunded, employees’ deferred compensation amounts are not directly invested in these investment vehicles. Instead, we track the performance of each employee’s investment selections and adjust his or her deferred compensation account accordingly. The adjustments to the employees’ accounts increases or decreases the deferred compensation liability reflected on our Consolidated Balance Sheets with an offsetting increase or decrease to our selling, delivery and administrative expenses in our Consolidated Statements of Operations. We use prepaid forward contracts to hedge the portion of our deferred compensation liability that is based on PBG’s stock price. Therefore, changes in compensation expense as a result of changes in PBG’s stock price are substantially offset by the changes in the fair value of these contracts. We estimate that a 10-percent unfavorable change in the year-end stock price would have reduced the fair value from these forward contract commitments by $2 million in 2006 and 2005.

Cautionary Statements
     Except for the historical information and discussions contained herein, statements contained in this annual report on Form 10-K may constitute forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on currently available competitive, financial and economic data and our operating plans. These statements involve a number of risks, uncertainties and other factors that could cause actual results to be materially different. Among the events and uncertainties that could adversely affect future periods are:
•	changes in our relationship with PepsiCo that could have a material adverse effect on our long-term and short-term business and financial results;
•	material changes in expected levels of bottler incentive payments from PepsiCo;
•	restrictions imposed by PepsiCo on our raw material suppliers that could increase our costs;
•	material changes from expectations in the cost or availability of raw materials, ingredients or packaging materials;
•	limitations on the availability of water or obtaining water rights;
•	an inability to achieve cost savings;
•	material changes in capital investment for infrastructure and an inability to achieve the expected timing for returns on cold-drink equipment and related infrastructure expenditures;
•	decreased demand for our product resulting from changes in consumers’ preferences;
•	an inability to achieve volume growth through product and packaging initiatives;
•	impact of competitive activities on our business;
•	impact of customer consolidations on our business;
•	changes in product category consumption;
•	unfavorable weather conditions in our markets;
•	an inability to meet projections for performance in newly acquired territories;
•	loss of business from a significant customer;
•	failure or inability to comply with laws and regulations;
•	changes in laws, regulations and industry guidelines governing the manufacture and sale of food and beverages, including restrictions on the sale of carbonated soft drinks in schools;
•	litigation, other claims and negative publicity relating to alleged unhealthy properties of soft drinks;
•	changes in laws and regulations governing the environment, transportation, employee safety, labor and government contracts;
•	changes in accounting standards and taxation requirements (including unfavorable outcomes from audits performed by various tax authorities);
•	unforeseen economic and political changes;
•	possible recalls of our products;
•	interruptions of operations due to labor disagreements;
•	changes in our debt ratings;
•	material changes in expected interest and currency exchange rates and unfavorable market performance of PBG’s pension plan assets; and
•	an inability to achieve strategic business plan targets that could result in an intangible asset impairment charge.

Bottling Group, LLC
Consolidated Statements of Operations
in millions
Fiscal years ended December 30, 2006, December 31, 2005 and December 25, 2004

	2006	2005	2004
Net Revenues	$12,730	$11,885	$10,906
Cost of sales	6,810	6,253	5,656

Gross Profit	5,920	5,632	5,250
Selling, delivery and administrative expenses	4,932	4,625	4,285

Operating Income	988	1,007	965
Interest expense	227	187	166
Interest income	174	77	34
Other non-operating expenses, net	10	1	1
Minority interest (income)/expense	(2)	1	—

Income Before Income Taxes	927	895	832
Income tax expense	3	24	3

Net Income	$924	$871	$829

See accompanying notes to Consolidated Financial Statements.

Bottling Group, LLC
Consolidated Statements of Cash Flows
in millions
Fiscal years ended December 30, 2006, December 31, 2005 and December 25, 2004

	2006	2005	2004
Cash Flows—Operations
Net income	$924	$871	$829
Adjustments to reconcile net income to net cash provided by operations:
Depreciation	636	615	580
Amortization	12	15	13
Deferred income taxes	(41)	(28)	(52)
Stock-based compensation	65	—	—
Other non-cash charges and credits:
Defined benefit pension and postretirement expenses	119	109	88
Other non-cash charges and credits	66	83	62

Net other non-cash charges and credits	185	192	150
Changes in operating working capital, excluding effects of acquisitions:
Accounts receivable, net	(120)	7	(53)
Inventories	(57)	(29)	(38)
Prepaid expenses and other current assets	(75)	(40)	(22)
Accounts payable and other current liabilities	87	2	97
Income taxes payable	25	8	(7)

Net change in operating working capital	(140)	(52)	(23)
Pension contributions	(68)	(77)	(83)
Other, net	(46)	(65)	(42)

Net Cash Provided by Operations	1,527	1,471	1,372

Cash Flows—Investments
Capital expenditures	(721)	(709)	(688)
Acquisitions of bottlers, net of cash acquired	(33)	(1)	(96)
Proceeds from sale of property, plant and equipment	18	20	22
Notes receivable from PBG, net	(763)	(436)	(442)
Other investing activities, net	5	4	—

Net Cash Used for Investments	(1,494)	(1,122)	(1,204)

Cash Flows—Financing
Short-term borrowings, net—three months or less	133	(9)	11
Proceeds from short-term borrowings – more than three months	96	74	55
Payments of short-term borrowings – more than three months	(74)	(68)	(40)
Proceeds from issuances of long-term debt	793	36	22
Payments of long-term debt	(603)	(35)	(1,013)
Distributions to owners	(284)	(181)	(185)

Net Cash Provided by/(Used for) Financing	61	(183)	(1,150)

Effect of Exchange Rate Changes on Cash and Cash Equivalents	1	3	5

Net Increase/(Decrease) in Cash and Cash Equivalents	95	169	(977)
Cash and Cash Equivalents—Beginning of Year	346	177	1,154

Cash and Cash Equivalents—End of Year	$441	$346	$177

Supplemental Cash Flow Information
Non-Cash Investing and Financing Activities:
Liabilities incurred and/or assumed in conjunction with acquisitions of bottlers	$20	$—	$20
Change in accounts payable related to capital expenditures	$7	$(6)	$29
See accompanying notes to Consolidated Financial Statements.

Bottling Group, LLC
Consolidated Balance Sheets
in millions
December 30, 2006 and December 31, 2005

	2006	2005
ASSETS
Current Assets
Cash and cash equivalents	$441	$346
Accounts receivable, less allowance of $50 in 2006 and $51 in 2005	1,331	1,186
Inventories	533	458
Prepaid expenses and other current assets	355	274

Total Current Assets	2,660	2,264

Property, plant and equipment, net	3,776	3,643
Other intangible assets, net	3,768	3,814
Goodwill	1,490	1,516
Notes receivable from PBG	3,147	2,384
Other assets	114	124

Total Assets	$14,955	$13,745

LIABILITIES AND OWNERS’ EQUITY
Current Liabilities
Accounts payable and other current liabilities	$1,559	$1,456
Short-term borrowings	242	71
Current maturities of long-term debt	16	588

Total Current Liabilities	1,817	2,115

Long-term debt	3,759	2,943
Other liabilities	863	681
Deferred income taxes	406	422
Minority interest	18	3

Total Liabilities	6,863	6,164

Owners’ Equity
Owners’ net investment	8,681	7,990
Accumulated other comprehensive loss	(589)	(395)
Deferred compensation	—	(14)

Total Owners’ Equity	8,092	7,581

Total Liabilities and Owners’ Equity	$14,955	$13,745

See accompanying notes to Consolidated Financial Statements.

Bottling Group, LLC
Consolidated Statements of Changes in Owners’ Equity
in millions
December 30, 2006, December 31, 2005 and December 25, 2004

			Accumulated
	Owners’		Other
	Net	Deferred	Comprehensive		Comprehensive
	Investment	Compensation	Loss	Total	Income
Balance at December 27, 2003	$6,409	$(4)	$(503)	$5,902
Comprehensive income:
Net income	829	—	—	829	$829
Currency translation adjustment	—	—	91	91	91
Minimum pension liability adjustment	—	—	(29)	(29)	(29)
Cash flow hedge adjustment	—	—	(6)	(6)	(6)

Total comprehensive income					$885

Cash distributions to owners	(185)	—	—	(185)
Non-cash contributions from owners	17	—	—	17
Stock compensation	(2)	3	—	1

Balance at December 25, 2004	7,068	(1)	(447)	6,620

Comprehensive income:
Net income	871	—	—	871	$871
Currency translation adjustment	—	—	70	70	70
Minimum pension liability adjustment	—	—	(8)	(8)	(8)
Cash flow hedge adjustment (net of tax of $2)	—	—	(10)	(10)	(10)

Total comprehensive income					$923

Cash distributions to owners	(181)	—	—	(181)
Non-cash contributions from owners	216	—	—	216
Stock compensation	16	(13)	—	3

Balance at December 31, 2005	7,990	(14)	(395)	7,581

Comprehensive income:
Net income	924	—	—	924	$924
Currency translation adjustment	—	—	26	26	26
Minimum pension liability adjustment	—	—	48	48	48
FAS 158 – pension liability adjustment (net of tax of $4)	—	—	(278)	(278)	—
Cash flow hedge adjustment (net of tax of $(3))	—	—	10	10	10

Total comprehensive income					$1,008

Cash distributions to owners	(284)	—	—	(284)
Stock compensation	51	14	—	65

Balance at December 30, 2006	$8,681	$—	$(589)	$8,092

     See accompanying notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Tabular dollars in millions
Note 1—Basis of Presentation
     Bottling Group, LLC is the principal operating subsidiary of The Pepsi Bottling Group, Inc. (“PBG”) and consists of substantially all of the operations and assets of PBG. Bottling Group, LLC, which is consolidated by PBG, has the exclusive right to manufacture, sell and distribute Pepsi-Cola beverages, in all or a portion of the United States, Mexico, Canada, Spain, Greece, Russia and Turkey.
     When used in these Consolidated Financial Statements, “Bottling LLC,” “we,” “our,” “us” and the “Company” each refers to Bottling Group, LLC.
     In conjunction with PBG’s initial public offering and other subsequent transactions, PBG and PepsiCo, Inc. (“PepsiCo”) contributed bottling businesses and assets used in the bottling businesses to Bottling LLC. As a result of the contribution of these assets, PBG owns 93.3% of Bottling LLC and PepsiCo owns the remaining 6.7% as of December 30, 2006.
     Certain reclassifications have been made to the prior years’ Consolidated Financial Statements to conform to the current year presentation. These reclassifications had no effect on previously reported results of operations or owners’ net investment.
Note 2—Summary of Significant Accounting Policies
     Basis of Consolidation – We consolidate in our financial statements, entities in which we have a controlling financial interest, as well as variable interest entities where we are the primary beneficiary. We have eliminated all intercompany accounts and transactions in consolidation.
     Fiscal Year – Our U.S. and Canadian operations report using a fiscal year that consists of fifty-two weeks, ending on the last Saturday in December. Every five or six years a fifty-third week is added. Fiscal years 2006 and 2004 consisted of fifty-two weeks. In 2005, our fiscal year consisted of fifty-three weeks (the additional week was added to the fourth quarter). Our remaining countries report using a calendar-year basis. Accordingly, we recognize our quarterly business results as outlined below:

Quarter	U.S. & Canada	Mexico & Europe
First Quarter	12 weeks	January and February
Second Quarter	12 weeks	March, April and May
Third Quarter	12 weeks	June, July and August
Fourth Quarter	16 weeks/17 weeks (FY 2005)	September, October,
November and December
     Revenue Recognition – Revenue, net of sales returns, is recognized when our products are delivered to customers in accordance with the written sales terms. We offer certain sales incentives on a local and national level through various customer trade agreements designed to enhance the growth of our revenue. Customer trade agreements are accounted for as a reduction to our revenues.
     Customer trade agreements with our customers include payments for in-store displays, volume rebates, featured advertising and other growth incentives. A number of our customer trade agreements are based on quarterly and annual targets that generally do not exceed one year. Amounts recognized in our financial statements are based on amounts estimated to be paid to our customers depending upon current performance, historical experience, forecasted volume and other performance criteria.

     Advertising and Marketing Costs – We are involved in a variety of programs to promote our products. We include advertising and marketing costs in selling, delivery and administrative expenses. Advertising and marketing costs were $403 million, $421 million and $426 million in 2006, 2005 and 2004, respectively, before bottler incentives received from PepsiCo and other brand owners.
     Bottler Incentives – PepsiCo and other brand owners, at their discretion, provide us with various forms of bottler incentives. These incentives cover a variety of initiatives, including direct marketplace support and advertising support. We classify bottler incentives as follows:
•	Direct marketplace support represents PepsiCo’s and other brand owners’ agreed-upon funding to assist us in offering sales and promotional discounts to retailers and is generally recorded as an adjustment to cost of sales. If the direct marketplace support is a reimbursement for a specific, incremental and identifiable program, the funding is recorded as an offset to the cost of the program.
•	Advertising support represents agreed-upon funding to assist us for the cost of media time and promotional materials and is generally recorded as an adjustment to cost of sales. Advertising support that represents reimbursement for a specific, incremental and identifiable media cost, is recorded as a reduction to advertising and marketing expenses within selling, delivery and administrative expenses.
     Total bottler incentives recognized as adjustments to net revenues, cost of sales and selling, delivery and administrative expenses in our Consolidated Statements of Operations were as follows:

	Fiscal Year Ended
	2006	2005	2004
Net revenues	$67	$51	$22
Cost of sales	649	604	559
Selling, delivery and administrative expenses	70	79	84

Total bottler incentives	$786	$734	$665

     Share-Based Compensation – Effective January 1, 2006, we adopted the fair value based method of accounting prescribed in Statement of Financial Accounting Standards (“SFAS”) No. 123 (revised), “Share-Based Payment” (“SFAS 123R”) for our employee stock option plans. See Note 3 in the Notes to Consolidated Financial Statements for further discussion on our share-based compensation.
     Shipping and Handling Costs – Our shipping and handling costs reported in the Consolidated Statements of Operations are recorded primarily within selling, delivery and administrative expenses. Such costs recorded within selling, delivery and administrative expenses totaled $1.7 billion, $1.5 billion and $1.6 billion in 2006, 2005 and 2004, respectively.
     Foreign Currency Gains and Losses – We translate the balance sheets of our foreign subsidiaries at the exchange rates in effect at the balance sheet date, while we translate the statements of operations at the average rates of exchange during the year. The resulting translation adjustments of our foreign subsidiaries are recorded directly to accumulated other comprehensive loss. Foreign currency gains and losses reflect both transaction gains and losses in our foreign operations, as well as translation gains and losses arising from the re-measurement into U.S. dollars of the net monetary assets of businesses in highly inflationary countries. Beginning January 1, 2006, Turkey was no longer considered to be a highly inflationary economy for accounting purposes.
     Pension and Postretirement Medical Benefit Plans – We sponsor pension and other postretirement medical benefit plans in various forms both in the U.S. and similar plans outside the U.S., covering employees who meet specified eligibility requirements.
     We account for our defined benefit pension plans and our postretirement medical benefit plans using actuarial models required by SFAS No. 87, “Employers’ Accounting for Pensions,” and SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions.”

     In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” (“SFAS 158”). Effective for our fiscal year ending 2006, we recognized on our balance sheet the funded status of each of the pension and other postretirement medical plans sponsored by PBG in the United States and other similar plans we sponsor outside the United States.
     The assets, liabilities and expense associated with our international plans were not significant to our results of operations, and accordingly assumptions regarding these plans are not included in the discussion below.
     The assets, liabilities and assumptions used to measure pension and postretirement medical expense for any fiscal year are determined as of September 30 of the preceding year (“measurement date”). The discount rate assumption used in PBG’s pension and postretirement medical benefit plans’ accounting is based on current interest rates for high-quality, long-term corporate debt as determined on each measurement date. In evaluating the expected rate of return on assets for a given fiscal year, we consider the actual 10 to 15-year historic returns on asset classes in PBG’s pension investment portfolio, reflecting the weighted-average return of our asset allocation and use them as a guide for future returns. Differences between actual and expected returns are generally recognized in the net periodic pension calculation over five years. To the extent the amount of all unrecognized gains and losses exceeds 10 percent of the larger of the pension benefit obligation or plan assets, such amount is amortized over the average remaining service period of active participants. We amortize prior service costs on a straight-line basis over the average remaining service period of employees expected to receive benefits.
     Income Taxes – We are a limited liability company, classified as a partnership for U.S. tax purposes and, as such, generally will pay no U.S. federal or state income taxes. Our federal and state distributive shares of income, deductions and credits are allocated to our owners based on their percentage of ownership. However, certain domestic and foreign affiliates pay taxes in their respective jurisdictions and record related deferred income tax assets and liabilities. The tax bases of our assets and liabilities reflect our best estimate of the tax benefit and costs we expect to realize. We establish valuation allowances to reduce our deferred tax assets to an amount that will more likely than not be realized.
     Significant management judgment is required in determining our effective tax rate and in evaluating our tax position. We establish reserves when, based on the applicable tax law and facts and circumstances relating to a particular transaction or tax position, it becomes probable that the position will not be sustained when challenged by a taxing authority. A change in our tax reserves could have a significant impact on our results of operations.
     Cash Equivalents – Cash equivalents represent funds we have temporarily invested with original maturities not exceeding three months.
     Allowance for Doubtful Accounts – A portion of our accounts receivable will not be collected due to non-payment, bankruptcies and sales returns. Our accounting policy for the provision for doubtful accounts requires reserving an amount based on the evaluation of the aging of accounts receivable, sales return trend analysis, detailed analysis of high-risk customers’ accounts, and the overall market and economic conditions of our customers.
     Inventories – We value our inventories at the lower of cost or net realizable value. The cost of our inventory is generally computed on the first-in, first-out method.
     Property, Plant and Equipment – We state property, plant and equipment (“PP&E”) at cost, except for PP&E that has been impaired, for which we write down the carrying amount to estimated fair market value, which then becomes the new cost basis.
     Goodwill and Other Intangible Assets, net – Goodwill consists of the excess cost of acquired enterprises over the sum of the amounts assigned to assets acquired less liabilities assumed. Goodwill and intangible assets with indefinite useful lives are not amortized, but are evaluated for impairment annually, or more frequently if impairment indicators arise. The Company completed the annual impairment test for 2006 in the fiscal fourth quarter and no impairment was determined.
     Other intangible assets that are subject to amortization are amortized on a straight-line basis over the period in which we expect to receive economic benefit and are reviewed for impairment when facts and circumstances indicate that the carrying value of the asset may not be recoverable. The determination of the expected life will be dependent upon the use and underlying characteristics of the intangible asset. In our evaluation of these intangible assets, we consider the nature and terms of the underlying agreements, competitive environment, and brand history, as applicable. If the carrying value is not recoverable, impairment is measured as the amount by which the carrying value exceeds its estimated fair value. Fair value is generally estimated based on either appraised value or other valuation techniques.
     Financial Instruments and Risk Management – We use derivative instruments to hedge against the risk of adverse movements associated with commodity prices, interest rates and foreign currency. Our policy prohibits the use of derivative instruments for trading or speculative purposes, and we have procedures in place to monitor and control their use.
     All derivative instruments are recorded at fair value as either assets or liabilities in our Consolidated Balance Sheets. Derivative instruments are generally designated and accounted for as either a hedge of a recognized asset or liability (“fair value hedge”) or a hedge of a forecasted transaction (“cash flow hedge”). The derivative’s gain or loss recognized in earnings is recorded consistent with the expense classification of the underlying hedged item.
     If a fair value or cash flow hedge were to cease to qualify for hedge accounting or were terminated, it would continue to be carried on the balance sheet at fair value until settled, but hedge accounting would be discontinued prospectively. If the underlying hedged transaction ceases to exist, any associated amounts reported in accumulated other comprehensive loss are reclassified to earnings at that time.
     We also may enter into a derivative instrument for which hedge accounting is not required because it is entered into to offset changes in the fair value of an underlying transaction recognized in earnings (“natural hedge”). These instruments are reflected in the Consolidated Balance Sheets at fair value with changes in fair value recognized in earnings.
     Commitments and Contingencies – We are subject to various claims and contingencies related to lawsuits, taxes, environmental and other matters arising out of the normal course of business. Liabilities related to commitments and contingencies are recognized when a loss is probable and reasonably estimable.
     New Accounting Standards
     SFAS No. 158
     In September 2006, the FASB issued SFAS 158. Effective December 30, 2006 we adopted the balance sheet recognition provisions of this standard and accordingly recognized the funded status of each of the pension, postretirement plans, and other similar plans PBG sponsors. Effective for fiscal year ending 2008, we will be required to measure a plan’s assets and liabilities as of the end of the fiscal year instead of our current measurement date of September 30. We are currently evaluating the impact of the change in measurement date on our Consolidated Financial Statements. See Note 13 in the Notes to Consolidated Financial Statements for further discussion on SFAS 158.
     SAB No. 108
     In September 2006, the U.S. Securities and Exchange Commission staff issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). The intent of SAB 108 is to reduce diversity in practice for the method companies use to quantify financial statement misstatements, including the effect of prior year uncorrected errors. SAB 108 establishes an approach that requires quantification of financial statement errors using both an income statement and a cumulative balance sheet approach. SAB 108 is effective for the fiscal year ending after November 15, 2006. The adoption of SAB 108 did not have an impact on our Consolidated Financial Statements.

     FASB Interpretation No. 48
     In July 2006, the FASB issued Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes,” which clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes.” FIN 48 is a new and comprehensive structured approach to accounting for uncertainty in income taxes that provides specific guidance on the financial statement recognition, measurement, reporting and disclosure of uncertain tax positions taken or expected to be taken in a tax return. FIN 48 becomes effective beginning with our first quarter 2007 fiscal period. We have determined the impact of adopting FIN 48 and the cumulative effect is an approximate $42 million decrease to our beginning retained earnings balance as of December 31, 2006. See Note 14 in the Notes to Consolidated Financial Statements for further discussion on FIN 48.
     SFAS No. 157
     In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”), which establishes a framework for reporting fair value and expands disclosures about fair value measurements. SFAS 157 becomes effective beginning with our first quarter 2008 fiscal period. We are currently evaluating the impact of this standard on our Consolidated Financial Statements.
Note 3—Share-Based Compensation
     Accounting for Share-Based Compensation – Effective January 1, 2006, we adopted SFAS 123R. Among its provisions, SFAS 123R requires us to recognize compensation expense for equity awards over the vesting period based on their grant-date fair value. Prior to the adoption of SFAS 123R, we utilized the intrinsic-value based method of accounting under Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations, and adopted the disclosure requirements of SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”). Under the intrinsic-value based method of accounting, compensation expense for stock options granted to the Company’s employees was measured as the excess of the quoted market price of PBG’s common stock at the grant date over the amount the employee must pay for the stock. The Company’s policy is to grant PBG stock options at fair value on the date of grant and as a result, no compensation expense was historically recognized for stock options.
     We adopted SFAS 123R in the first quarter of 2006 using the modified prospective approach. Under this transition method, the measurement and our method of amortization of costs for share-based payments granted prior to, but not vested as of January 1, 2006, would be based on the same estimate of the grant-date fair value and the same amortization method that was previously used in our SFAS 123 pro forma disclosure. Results for prior periods have not been restated as provided for under the modified prospective approach. For equity awards granted after the date of adoption, we amortize share-based compensation expense on a straight-line basis over the vesting term.
     Compensation expense is recognized only for share-based payments expected to vest. We estimate forfeitures, both at the date of grant as well as throughout the vesting period, based on PBG’s historical experience and future expectations. Prior to the adoption of SFAS 123R, the effect of forfeitures on the pro forma expense amounts was recognized based on estimated forfeitures.
     Total share-based compensation expense is recognized in selling, delivery and administrative expenses in the Consolidated Statement of Operations. Share-based compensation expense, both on a pre-tax and after-tax basis, was $65 million for the year ended 2006.

     The following table shows the effect on net income for the years ended December 31, 2005 and December 25, 2004 had compensation expense been recognized based upon the estimated fair value on the grant date of awards, in accordance with SFAS 123, as amended by SFAS No. 148 “Accounting for Stock-Based Compensation – Transition and Disclosure”:

	Fiscal Year Ended
	2005	2004
Net income:
As reported	$871	$829
Add: Total share-based employee compensation included in reported net income	1	—

Less: Total share-based employee compensation determined under fair-value based method for all awards	(64)	(65)

Pro forma	$808	$764

     Share-Based Long-Term Incentive Compensation Plans – Prior to 2006, we granted non-qualified PBG stock options to certain employees, including middle and senior management under PBG’s share-based long-term incentive compensation plans (“incentive plans”). Additionally, we granted PBG restricted stock units to certain senior executives.
     Beginning in 2006, we granted a mix of PBG stock options and PBG restricted stock units to middle and senior management employees under PBG’s incentive plans.
     Shares of PBG stock available for future issuance to Bottling LLC’s employees under existing plans were 11.2 million at December 30, 2006.
     The fair value of PBG stock options was estimated at the date of grant using the Black-Scholes-Merton option-valuation model. The table below outlines the weighted average assumptions for options granted during years ended December 30, 2006, December 31, 2005 and December 25, 2004:

	2006	2005	2004
Risk-free interest rate	4.7%	4.1%	3.2%
Expected term (in years)	5.7	5.8	6.0
Expected volatility	27.0%	28.0%	35.0%
Expected dividend yield	1.5%	1.1%	0.7%
     The risk-free interest rate is based on the implied yield available on U.S. Treasury zero-coupon issues with an equivalent remaining term. The expected term of the options represents the estimated period of time employees will retain their vested stocks until exercise and is based on historical experience of similar awards, giving consideration to the contractual terms, vesting schedules and expectations of future employee behavior. Expected stock price volatility is based on a combination of historical volatility of PBG’s stock and the implied volatility of its traded options. The expected dividend yield is management’s long-term estimate of annual dividends to be paid as a percentage of share price.
     The fair value of restricted stock units is based on the fair value of PBG stock on the date of grant.
     We receive a tax deduction for certain stock option exercises when the options are exercised, generally for the excess of the stock price when the options are exercised over the exercise price of the options. Additionally, we receive a tax deduction for restricted stock units equal to the fair market value of PBG’s stock at the date of conversion to PBG stock. Prior to the adoption of SFAS 123R, the Company presented all tax benefits resulting from equity awards as operating cash inflows in the Consolidated Statements of Cash Flows. SFAS 123R requires the benefits of tax deductions in excess of the grant-date fair value for these equity awards to be classified as financing cash inflows rather than operating cash inflows, on a prospective basis. For the year ended December 30, 2006, the tax benefits from the exercise of equity awards recognized did not have a significant impact on our Consolidated Financial Statements.

     As of December 30, 2006, there was approximately $77 million of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the incentive plans. That cost is expected to be recognized over a weighted-average period of 1.9 years.
     Stock Options – PBG stock options expire after 10 years and prior to the 2006 grant year were generally exercisable 25 percent after each of the first two years, and the remainder after three years. Beginning in 2006, new stock options granted to employees will vest ratably over three years.
     The following table summarizes PBG option activity for Bottling LLC employees during the year ended December 30, 2006:

			Weighted
		Weighted	Average
		Average	Remaining
		Exercise	Contractual	Aggregate
	Shares	Price per	Term	Intrinsic
Options	(in millions)	Share	(years)	Value
Outstanding at January 1, 2006	38.1	$22.54
Granted	3.2	$29.69
Exercised	(8.7)	$19.39
Forfeited or expired	(0.9)	$27.51

Outstanding at December 30, 2006	31.7	$24.16	6.3	$215

Exercisable at December 30, 2006	19.9	$21.28	5.1	$191
     The aggregate intrinsic value in the table above is before income taxes, based on PBG’s closing stock price of $30.91 as of the last business day of the period ended December 30, 2006.
     During the years ended December 30, 2006 and December 31, 2005, the total intrinsic value of PBG stock options exercised was $113 million and $89 million, respectively. The weighted-average grant-date fair value of PBG stock options granted during 2006 and 2005 was $8.75 and $8.68, respectively.
Restricted Stock Units – PBG restricted stock units granted to employees generally vest over three years. In addition, restricted stock unit awards to certain senior executives contain vesting provisions that are contingent upon the achievement of pre-established performance targets. All restricted stock unit awards are settled in shares of PBG common stock.

     The following table summarizes PBG restricted stock unit activity for Bottling LLC employees during the year ended December 30, 2006:

			Weighted
			Average
		Weighted	Remaining
		Average	Contractual	Aggregate
	Shares	Grant-Date	Term	Intrinsic
Restricted Stock Units	(in thousands)	Fair Value	(years)	Value
Outstanding at January 1, 2006	533	$28.12
Granted	1,148	$29.52
Converted	—	—
Forfeited	(29)	$29.44

Outstanding at December 30, 2006	1,652	$29.07	2.3	$51
Convertible at December 30, 2006	—	—	—	$—
     The weighted average fair value of PBG restricted stock units granted for the years ended December 30, 2006 and December 31, 2005 was $29.52 and $28.12, respectively. No restricted stock units were granted in the fiscal year of 2004. No restricted stock units were converted in the fiscal years of 2006, 2005, and 2004.
Note 4—Inventories

	2006	2005
Raw materials and supplies	$201	$173
Finished goods	332	285

	$533	$458

Note 5—Prepaid Expenses and Other Current Assets

	2006	2005
Prepaid expenses	$314	$226
Other current assets	41	48

	$355	$274

Note 6—Accounts Receivable

	2006	2005
Trade accounts receivable	$1,163	$1,018
Allowance for doubtful accounts	(50)	(51)
Accounts receivable from PepsiCo	168	143
Other receivables	50	76

	$1,331	$1,186

Note 7—Property, Plant and Equipment, net

	2006	2005
Land	$291	$277
Buildings and improvements	1,404	1,299
Manufacturing and distribution equipment	3,705	3,425
Marketing equipment	2,425	2,334
Capital leases	60	28
Other	162	143

	8,047	7,506
Accumulated depreciation	(4,271)	(3,863)

	$3,776	$3,643

We calculate depreciation on a straight-line basis over the estimated lives of the assets as follows:

Buildings and improvements	20-33 years
Manufacturing and distribution equipment	2-15 years
Marketing equipment	2-7 years
Note 8—Other Intangible Assets, net and Goodwill
The components of other intangible assets are as follows:

	2006	2005
Intangibles subject to amortization:
Gross carrying amount:
Customer relationships and lists	$54	$53
Franchise/distribution rights	45	46
Other identified intangibles	32	39

	131	138

Accumulated amortization:
Customer relationships and lists	(11)	(9)
Franchise/distribution rights	(27)	(22)
Other identified intangibles	(16)	(18)

	(54)	(49)

Intangibles subject to amortization, net	77	89

Intangibles not subject to amortization:
Carrying amount:
Franchise rights	3,128	3,093
Distribution rights	297	302
Trademarks	215	218
Other identified intangibles	51	112

Intangibles not subject to amortization	3,691	3,725

Total other intangible assets, net	$3,768	$3,814

     Intangible asset amortization expense was $12 million, $15 million and $13 million in 2006, 2005 and 2004, respectively. The estimated amortization expense expected to be recognized over the next five years is as follows:

Fiscal Year Ending
2007	$10
2008	$9
2009	$7
2010	$6
2011	$6
     In the fourth quarter of 2004, we recorded a $9 million non-cash impairment charge ($6 million net of tax) in selling, delivery and administrative expenses relating to our re-evaluation of the fair value of our franchise licensing agreement for the Squirt trademark in Mexico, as a result of a change in its estimated accounting life. Due to the reduction in the useful life of these franchise rights, we wrote the carrying value of the Squirt franchise rights down to its current estimated fair value in 2004. The remaining carrying value is amortized over the estimated useful life of 10 years.
     The changes in the carrying value of goodwill by reportable segment for the years ended December 31, 2005 and December 30, 2006 are as follows:

	U.S. &
	Canada	Europe	Mexico	Total
Balance at December 25, 2004	$1,147	$16	$253	$1,416
Purchase price allocations relating to acquisitions	77	—	(5)	72
Impact of foreign currency translation	16	—	12	28

Balance at December 31, 2005	1,240	16	260	1,516
Purchase price allocations relating to acquisitions	(11)	—	(11)	(22)
Impact of foreign currency translation	—	—	(4)	(4)

Balance at December 30, 2006	$1,229	$16	$245	$1,490

     During the third quarter of 2006, the Company completed the acquisition of Bebidas Purificadas, S.A. de C.V. (Bepusa), a bottler in the northwestern region of Mexico. The acquisition did not have a material impact on our Consolidated Financial Statements.
     In September 2005, we acquired the operations and exclusive right to manufacture, sell and distribute Pepsi-Cola beverages from the Pepsi-Cola Bottling Company of Charlotte, North Carolina. As a result of the acquisition, we assigned $60 million to goodwill, $127 million to franchise rights, $12 million to non-compete arrangements and $2 million to customer relationships. The goodwill and franchise rights are not subject to amortization. The non-compete agreements are being amortized over ten years and the customer relationships are being amortized over 20 years. The acquisition did not have a material impact on our Consolidated Financial Statements.
     The purchase price allocations also include adjustments to goodwill as a result of changes in taxes associated with prior year acquisitions.

Note 9—Accounts Payable and Other Current Liabilities

	2006	2005
Accounts payable	$525	$501
Trade incentives	194	185
Accrued compensation and benefits	237	211
Other accrued taxes	111	123
Accrued interest	49	42
Accounts payable to PepsiCo	234	176
Other current liabilities	209	218

	$1,559	$1,456

Note 10—Short-term Borrowings and Long-term Debt

	2006	2005
Short-term borrowings
Current maturities of long-term debt and capital leases	$16	$593
SFAS No. 133 adjustment (1)	—	(4)
Unamortized discount, net	—	(1)

Current maturities of long-term debt, net	16	588
Other short-term borrowings	242	71

	$258	$659

Long-term debt
2.45% (3.9% effective rate) (2) senior notes due 2006	$—	$500
5.63% (6.3% effective rate) (2) (3) senior notes due 2009	1,300	1,300
4.63% (4.6% effective rate) (3) senior notes due 2012	1,000	1,000
5.00% (5.2% effective rate) senior notes due 2013	400	400
4.13% (4.4% effective rate) senior notes due 2015	250	250
5.50% (5.4% effective rate) senior notes due 2016	800	—
Capital leases obligations (Note 11)	33	5
Other (average rate 5.4%)	11	102

	3,794	3,557
SFAS No. 133 adjustment (1)	(13)	(19)
Unamortized discount, net	(6)	(7)
Current maturities of long-term debt, net	(16)	(588)

	$3,759	$2,943

(1)	In accordance with the requirements of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”), the portion of our fixed-rate debt obligations that is hedged is reflected in our Consolidated Balance Sheets as an amount equal to the sum of the debt’s carrying value plus a SFAS 133 fair value adjustment, representing changes recorded in the fair value of the hedged debt obligations attributable to movements in market interest rates.

(2)	Effective interest rates include the impact of the gain/loss realized on swap instruments and represent the rates that were achieved in 2006.

(3)	These notes are guaranteed by PepsiCo.
     Aggregate Maturities – Long-term Debt – Aggregate maturities of long-term debt as of December 30, 2006 are as follows: 2007: $10 million, 2008: $1 million, 2009: $1,300 million and 2012 and thereafter: $2,450 million. We do not have any maturities in 2010 and 2011. The maturities of long-term debt do not include the capital lease obligations, the non-cash impact of the SFAS 133 adjustment and the interest effect of the unamortized discount.
     2006 Short-Term Debt Activities – In March 2006, PBG entered into a new $450 million committed revolving credit facility (“2006 Agreement”) which expires in March 2011 and increased their existing facility, which expires in April 2009, from $500 million to $550 million. PBG’s combined committed credit facilities of $1 billion, which are guaranteed by us, support PBG’s $1 billion commercial paper program. Subject to certain conditions stated in the 2006 Agreement, the Company may borrow, prepay and reborrow amounts, including issuing standby letters of credit up to $250 million, at any time during the term of the 2006 Agreement. Funds borrowed may be used for general corporate purposes, including supporting PBG’s commercial paper program.
     We had available bank credit lines of approximately $741 million at December 30, 2006. These lines were used to support the general operating needs of our businesses. As of year-end 2006, we had $242 million outstanding under these lines of credit at a weighted-average interest rate of 5.0 percent. As of year-end 2005, we had available short-term bank credit lines of approximately $435 million and $156 million was outstanding under these lines of credit at a weighted-average interest rate of 4.3 percent.
     Financial Covenants – Certain of our senior notes have redemption features and non-financial covenants that will, among other things, limit our ability to create or assume liens, enter into sale and lease-back transactions, engage in mergers or consolidations and transfer or lease all or substantially all of our assets. Additionally, our new secured debt should not be greater than 10 percent of our net tangible assets. Net tangible assets are defined as total assets less current liabilities and net intangible assets.
     We are in compliance with all debt covenants.
     Interest Payments – Amounts paid to non-related third parties for interest, net of settlements from our interest rate swaps, were $213 million, $172 million and $163 million in 2006, 2005 and 2004, respectively.
     Letters of Credit, Bank Guarantees and Surety Bonds – At December 30, 2006, we have outstanding letters of credit, bank guarantees and surety bonds from financial institutions valued at $50 million.
Note 11—Leases
     We have non-cancellable commitments under both capital and long-term operating leases, principally for buildings, office equipment and vending equipment. Certain of our operating leases for our buildings contain escalation clauses, holiday rent allowances and other rent incentives. We recognize rent expense on our operating leases, including these allowances and incentives, on a straight-line basis over the lease term. Capital and operating lease commitments expire at various dates through 2072. Most leases require payment of related executory costs, which include property taxes, maintenance and insurance.
     The cost of buildings, office equipment and vending equipment under capital leases is included in the Consolidated Balance Sheet as property, plant and equipment. Amortization of assets under capital leases is included in depreciation expense. In 2006, we entered into a $25 million capital lease agreement with PepsiCo to lease vending equipment. See Note 16 for further discussion about our related party transactions. Capital lease additions totaled $33 million, $2 million and $0 million for 2006, 2005 and 2004, respectively.

     The future minimum lease payments by year and in the aggregate, under capital leases and under non-cancellable operating leases consisted of the following at December 30, 2006:

	Leases
Future Minimum Rental Payments	Capital	Operating
2007	$9	$51
2008	7	39
2009	6	29
2010	5	22
2011	6	10
Thereafter	12	59

Total	$45	$210

Amounts representing interest	(12)

Present value of net minimum lease payments	33

Less: current portion of net minimum lease payments	6

Long-term portion of net minimum lease payments	$27

We plan to receive a total of $10 million of sublease income during the period from 2007 through 2013.
     Components of net rental expense under operating leases:

	2006	2005	2004
Minimum rentals	$99	$90	$77
Sublease rental income	(3)	(2)	(2)

Total	$96	$88	$75

Note 12—Financial Instruments and Risk Management
     Cash Flow Hedges – We are subject to market risk with respect to the cost of commodities because our ability to recover increased costs through higher pricing may be limited by the competitive environment in which we operate. We use future and option contracts to hedge the risk of adverse movements in commodity prices related primarily to anticipated purchases of raw materials and energy used in our operations. These contracts generally range from one to 12 months in duration and qualify for cash flow hedge accounting treatment.
     We are subject to foreign currency transactional risks in certain of our international territories for transactions that are denominated in currencies that are different from their functional currency. Beginning in 2004, we entered into forward exchange contracts to hedge portions of our forecasted U.S. dollar purchases in our Canadian business. These contracts generally range from one to 12 months in duration and qualify for cash flow hedge accounting treatment.
     In anticipation of the $800 million debt issuance in March 2006, we entered into treasury rate lock agreements to hedge against adverse interest rate changes. We recognized $15 million as a deferred gain reported in accumulated other comprehensive loss (“AOCL”) resulting from these treasury rate contracts. The deferred gain is released to match the underlying interest expense on the debt. In previous years, we have entered into additional treasury rate lock agreements to hedge against adverse interest rate changes on certain debt financing arrangements. These agreements qualify for cash flow hedge accounting treatment.
     For a cash flow hedge, the effective portion of the change in the fair value of a derivative instrument is deferred in AOCL until the underlying hedged item is recognized in earnings. The ineffective portion of a fair value change on a qualifying cash flow hedge is recognized in earnings immediately and is recorded consistent with the expense classification of the underlying hedged item.

     The following summarizes activity in AOCL related to derivatives designated as cash flow hedges held by the Company during the applicable periods:

	Before		Net of
	Taxes	Taxes	Taxes
Accumulated net gains as of December 27, 2003	$23	$—	$23
Net changes in the fair value of cash flow hedges	29	—	29
Net gains reclassified from AOCL into earnings	(35)	—	(35)

Accumulated net gains as of December 25, 2004	17	—	17

Net changes in the fair value of cash flow hedges	5	3	8
Net gains reclassified from AOCL into earnings	(17)	(1)	(18)

Accumulated net gains as of December 31, 2005	5	2	7

Net changes in the fair value of cash flow hedges	14	(2)	12
Net gains reclassified from AOCL into earnings	(1)	(1)	(2)

Accumulated net gains as of December 30, 2006	$18	$(1)	$17

     Assuming no change in the commodity prices and foreign currency rates as measured on December 30, 2006, $3 million of deferred gain will be recognized in earnings over the next 12 months. The ineffective portion of the change in fair value of these contracts was not material to our results of operations in 2006, 2005 or 2004.
     Fair Value Hedges – We finance a portion of our operations through fixed-rate debt instruments. We effectively converted $550 million of our senior notes to floating-rate debt through the use of interest rate swaps with the objective of reducing our overall borrowing costs. These interest rate swaps meet the criteria for fair value hedge accounting and are 100 percent effective in eliminating the market rate risk inherent in our long-term debt. Accordingly, any gain or loss associated with these swaps is fully offset by the opposite market impact on the related debt. During 2006, the fair value of the interest rate swap liability decreased from $19 million at December 31, 2005 to $13 million at December 30, 2006. In 2006, the fair value change of our swaps and debt was recorded in other liabilities and long-term debt in our Consolidated Balance Sheets. In 2005, the current portion of the fair value change of our swaps and debt was recorded in accounts payable and other current liabilities and current maturities of long-term debt in our Consolidated Balance Sheets. The long-term portion of the fair value change in 2005 was recorded in other liabilities and long-term debt.
     Unfunded Deferred Compensation Liability – Our unfunded deferred compensation liability is subject to changes in PBG’s stock price as well as price changes in other equity and fixed-income investments. Participating employees in our deferred compensation program can elect to defer all or a portion of their compensation to be paid out on a future date or dates. As part of the deferral process, employees select from phantom investment options that determine the earnings on the deferred compensation liability and the amount that they will ultimately receive. Employee investment elections include PBG stock and a variety of other equity and fixed-income investment options.
     Since the plan is unfunded, employees’ deferred compensation amounts are not directly invested in these investment vehicles. Instead, we track the performance of each employee’s investment selections and adjust his or her deferred compensation account accordingly. The adjustments to the employees’ accounts increases or decreases the deferred compensation liability reflected on our Consolidated Balance Sheets with an offsetting increase or decrease to our selling, delivery and administrative expenses.
     We use prepaid forward contracts to hedge the portion of our deferred compensation liability that is based on PBG’s stock price. At December 30, 2006, we had a prepaid forward contract for 660,000 of PBG shares at a price of $32.00, which was accounted for as a natural hedge. This contract requires cash settlement and has a fair value at December 30, 2006, of $20 million recorded in prepaid expenses and other current assets in our Consolidated Balance Sheets. The fair value of this contract changes based on the change in PBG’s stock price compared with the contract exercise price. We recognized $2 million in income in 2006 and $1 million in income in 2005, resulting from the change in fair value of these prepaid forward contracts. The earnings impact from these instruments is classified as selling, delivery and administrative expenses.
     Other Financial Assets and Liabilities – Financial assets with carrying values approximating fair value include cash and cash equivalents and accounts receivable. Financial liabilities with carrying values approximating fair value include accounts payable and other accrued liabilities and short-term debt. The carrying value of these financial assets and liabilities approximates fair value due to their short maturities and since interest rates approximate current market rates for short-term debt.
     Long-term debt at December 30, 2006, had a carrying value and fair value of $3.8 billion and $3.7 billion, respectively, and at December 31, 2005, had a carrying value and fair value of $3.6 billion. The fair value is based on interest rates that are currently available to us for issuance of debt with similar terms and remaining maturities.
Note 13—Pension and Postretirement Medical Benefit Plans
     Employee Benefit Plans – We participate in PBG sponsored pension and other postretirement medical benefit plans in various forms in the United States and other similar plans outside the United States, covering employees who meet specified eligibility requirements.
     In September 2006, the FASB issued SFAS 158 which requires, among other things, the recognition of the funded status of each defined benefit pension plan and other postretirement plan on the balance sheet. Effective for our fiscal year ending 2006, we recognized the funded status of each of the pension and other postretirement medical plans PBG sponsors in the U.S. and other similar plans outside the U.S. Accordingly, we recorded a net decrease of approximately $278 million, net of taxes, to our owners’ equity through the AOCL account.
     The assets, liabilities and expense associated with our international plans were not significant to our results of operations and are not included in the tables and discussion presented below, except for the table describing the incremental effect of adopting SFAS 158 on our worldwide balance sheet.
     Defined Benefit Pension Plans – Our U.S. employees participate in PBG’s non-contributory defined benefit pension plans, which cover substantially all full-time salaried employees, as well as most hourly employees. Benefits generally are based on years of service and compensation, or stated amounts for each year of service. Effective January 1, 2007, newly hired salaried and non-union hourly employees will not be eligible to participate in PBG’s U.S. defined benefit pension plans. Corresponding with this change, newly hired employees who are not eligible for the defined benefit pension plan will instead receive an additional Company contribution equal to two percent of their compensation into their 401(k) account. All of PBG’s qualified plans are funded and contributions are made in amounts not less than the minimum statutory funding requirements and not more than the maximum amount that can be deducted for U.S. income tax purposes.
     Postretirement Medical Plans – PBG’s postretirement medical plans provide medical and life insurance benefits principally to U.S. retirees and their dependents. Employees are eligible for benefits if they meet age and service requirements and qualify for retirement benefits. The plans are not funded and since 1993 have included retiree cost sharing. In 2004, we merged the long-term disability medical plan with the postretirement medical plan. PBG’s long-term disability medical plan was amended to provide coverage for two years for participants becoming disabled after January 1, 2005. Participants receiving benefits before January 1, 2005 remain eligible under the existing benefits program which does not limit benefits to a two-year period. The liabilities and respective costs associated with these participants have been added to our postretirement medical plan.
     The following table illustrates the incremental effect on individual line items of our worldwide balance sheet for the changes to our additional minimum liability (“AML”) prior to adoption of SFAS 158 and the impact of recording the funded status provision of SFAS 158 to each of the pension and other postretirement medical plans PBG sponsors in the United States and other similar plans outside the United States.

Incremental Effects of Applying SFAS 158 on the Consolidated Balance Sheet at December 30, 2006:

	Prior to AML		Prior to		Post AML
	and SFAS 158	AML	SFAS 158	SFAS 158	and SFAS 158
	Adjustments	Adjustments	Adjustments	Adjustments	Adjustments
Prepaid expenses and other current assets	$365	$—	$365	$(10)	$355
Other intangible assets, net	$3,832	$(4)	$3,828	$(60)	$3,768
Other assets	$111	$—	$111	$3	$114
Accounts payable and other current liabilities	$1,551	$—	$1,551	$8	$1,559
Other liabilities	$707	$(52)	$655	$208	$863
Deferred income taxes, net	$410	$—	$410	$(4)	$406
Accumulated other comprehensive loss	$(359)	$48	$(311)	$(278)	$(589)
Amounts Recognized in AOCL at Fiscal Year End Related to U.S. Plans:

	Pension	Postretirement
	2006	2006
Prior Service Cost	$47	$3
Net Loss	460	98

Total amount recognized in AOCL	$507	$101

Estimated Amounts in AOCL to be Recognized in 2007 for U.S. Net Periodic Benefit Cost:

	Pension	Postretirement
Prior Service Cost	$7	$—
Net Loss	$38	$4
     Defined Contribution Benefits – Nearly all of our U.S. employees are also eligible to participate in PBG’s 401(k) plans, which are defined contribution savings plans. We make matching contributions to the 401(k) savings plans on behalf of participants eligible to receive such contributions. Our match will equal $0.50 for each dollar the participant elects to defer up to four percent of the participant’s pay. If the participant has 10 or more years of eligible service, our match will equal $1.00 for each dollar the participant elects to defer up to four percent of the participant’s pay. Corresponding with changes made to our defined benefit pension plan for certain new hires, beginning on January 1, 2007 newly hired employees who are not eligible for the defined benefit pension plan will instead receive an additional Company retirement contribution equal to two percent of their compensation into their 401(k) account.

	Pension
	2006	2005	2004
Components of U.S. pension expense:
Service cost	$53	$46	$43
Interest cost	82	75	69
Expected return on plan assets – (income)	(94)	(90)	(83)
Amortization of net loss	38	30	25
Amortization of prior service amendments	9	7	7
Special termination benefits	—	9	—

Net pension expense for the defined benefit plans	$88	$77	$61

Defined contribution plans expense	$22	$20	$19

Total pension expense recognized in the Consolidated Statements of Operations	$110	$97	$80

	Postretirement
	2006	2005	2004
Components of U.S. postretirement benefits expense:
Service cost	$4	$3	$4
Interest cost	20	22	18
Amortization of net loss	7	8	6
Amortization of prior service amendments	—	(1)	(1)

Net postretirement benefits expense recognized in the Consolidated Statements of Operations	$31	$32	$27

Changes in the Projected Benefit Obligations

	Pension		Postretirement
	2006	2005	2006	2005
Obligation at beginning of year	$1,439	$1,252	$384	$379
Service cost	53	46	4	3
Interest cost	82	75	20	22
Plan amendments	(8)	21	1	8
Actuarial loss/(gain)	43	91	(32)	(1)
Benefit payments	(69)	(54)	(23)	(27)
Special termination benefits	—	9	—	—
Transfers	(1)	(1)	—	—

Obligation at end of year	$1,539	$1,439	$354	$384

Changes in the Fair Value of Assets

	Pension		Postretirement
	2006	2005	2006	2005
Fair value at beginning of year	$1,149	$1,025	$—	$—
Actual return on plan assets	114	135	—	—
Transfers	(1)	(1)	—	—
Employer contributions	96	44	23	27
Benefit payments	(69)	(54)	(23)	(27)

Fair value at end of year	$1,289	$1,149	$—	$—

Additional Plan Information

	Pension		Postretirement
	2006	2005	2006	2005
Projected benefit obligation	$1,539	$1,439	$354	$384
Accumulated benefit obligation	$1,407	$1,330	$354	$384
Fair value of plan assets (1)	$1,299	$1,190	$—	$—

(1)	Includes fourth quarter employer contributions.
The accumulated and projected obligations for all plans exceed the fair value of assets.
Reconciliation of Funded Status at Fiscal Year End

	Pension		Postretirement
	2006	2005	2006	2005
Funded status at measurement date	$(250)	$(290)	$(354)	$(384)
Fourth quarter employer contributions/payments	10	41	5	6

Funded status at end of year	$(240)	(249)	$(349)	(378)

Unrecognized prior service cost (1)		64		2
Unrecognized loss (1)		474		137

Total recognized in the balance sheet		$289		$(239)

(1)	Upon adoption of SFAS 158, the full funded status of our pension plans and postretirement plan is now recognized on our balance sheet.
Funded Status Recognized in the Consolidated Balance Sheets at Fiscal Year End

	Pension			Postretirement
	2006	2005		2006	2005
Accounts payable and other current liabilities	$(1)	$—		$(26)	$—
Other liabilities	(239)	(158)		(323)	(239)

Total liabilities	(240)	(158	)*	(349)	(239)*
Intangible assets	—	64		—	—
Accumulated other comprehensive loss **	507	383		101	—

Net amounts recognized	$267	$289		$(248)	$(239)

*	Prior to the adoption of SFAS 158 and in accordance with existing accounting guidance for pension plans, we recorded a minimum pension liability equal to the excess of the accumulated benefit obligation over the fair market value of the plan assets. Also, in accordance with then existing accounting guidance for postretirement plans, we were not required to record a minimum liability.

**	Amounts presented are before the impact of taxes.

     Assumptions
     The weighted-average assumptions used to measure net expense for years ended:

	Pension			Postretirement
	2006	2005	2004	2006	2005	2004
Discount rate	5.80%	6.15%	6.25%	5.55%	6.15%	6.25%
Expected return on plan assets (1)	8.50%	8.50%	8.50%	N/A	N/A	N/A
Rate of compensation increase	3.53%	3.60%	4.20%	3.53%	3.60%	4.20%

(1)	Expected return on plan assets is presented after administration expenses.
     The weighted-average assumptions used to measure the benefit liability as of the end of the year were as follows:

	Pension		Postretirement
	2006	2005	2006	2005
Discount rate	6.00%	5.80%	5.80%	5.55%
Rate of compensation increase	3.55%	3.53%	3.55%	3.53%
     We have evaluated these assumptions with our actuarial advisors and we believe that they are appropriate, although an increase or decrease in the assumptions or economic events outside our control could have a material impact on reported net income.
Funding and Plan Assets

	Allocation Percentage
Asset Category	Target	Actual	Actual
	2007	2006	2005
Equity securities	75%	76%	76%
Debt securities	25%	24%	24%
     The table above shows the target allocation and actual allocation. PBG’s target allocations of the plan assets reflect the long-term nature of our pension liabilities. None of the assets are invested directly in equity or debt instruments issued by Bottling LLC, PBG, PepsiCo or any bottling affiliates of PepsiCo, although it is possible that insignificant indirect investments exist through our broad market indices. The plan’s equity investments are diversified across all areas of the equity market (i.e., large, mid and small capitalization stocks as well as international equities). The plan’s fixed income investments are also diversified and consist of both corporate and U.S. government bonds. We currently do not invest directly into any derivative investments. The plan’s assets are held in a pension trust account at our trustee’s bank.
     PBG’s pension investment policy and strategy are mandated by PBG’s Pension Investment Committee (“PIC”) and are overseen by the PBG Board of Directors’ Compensation and Management Development Committee. Plan assets are invested using a combination of enhanced and passive indexing strategies. The performance of the plan assets is benchmarked against market indices and reviewed by the PIC. Changes in investment strategies, asset allocations and specific investments are approved by the PIC prior to execution.
     Health Care Cost Trend Rates – We have assumed an average increase of eight percent in 2007 in the cost of postretirement medical benefits for employees who retired before cost sharing was introduced. This average increase is then projected to decline gradually to five percent in 2013 and thereafter.

     Assumed health care cost trend rates have an impact on the amounts reported for postretirement medical plans. A one-percentage point change in assumed health care costs would have the following impact:

	1%	1%
	Increase	Decrease
Effect on total fiscal year 2006 service and interest cost components	$1 *	$(1) *
Effect on the fiscal year 2006 postretirement benefit obligation	$9	$(8)

*	Impact was slightly less than $0.5 million.
     Pension and Postretirement Cash Flow – Our contributions are made in accordance with applicable tax regulations that provide us with current tax deductions for our contributions and for taxation to the employee when the benefits are received. We do not fund our pension plan and postretirement medical plans when our contributions would not be tax deductible or when benefits would be taxable to the employee before receipt. Of the total U.S. pension liabilities at December 30, 2006, $62 million relates to plans not funded due to these unfavorable tax consequences.

Employer Contributions to U.S. Plans	Pension	Postretirement
2005	$77	$27
2006	$66	$22
2007 (expected)	$40	$26
     Our 2007 expected contributions are intended to meet or exceed the IRS minimum requirements and provide us with current tax deductions.
     Expected Benefit — U.S. Plans – The expected benefit payments made from PBG’s pension and postretirement medical plans (with and without the prescription drug subsidy provided by the Medicare Prescription Drug, Improvement and Modernization Act of 2003) to our participants over the next ten years are as follows:

	Pension	Postretirement
		Including	Excluding
		Medicare	Medicare
Expected Benefit Payments		Subsidy	Subsidy
2007	$58	$26	$27
2008	$64	$25	$26
2009	$69	$25	$26
2010	$76	$26	$27
2011	$85	$27	$28
2012 to 2016	$577	$139	$144

Note 14—Income Taxes
     The details of our income tax provision are set forth below:

	2006	2005	2004
Current:
Federal	$6	$1	$17
Foreign	36	26	35
State	2	3	2
International legal entity/ debt restructuring reserves	—	22	—

	44	52	54

Deferred:
Federal	(5)	(12)	(3)
Foreign	(22)	(19)	(22)
State	(2)	3	—
Tax rate change benefit	(12)	—	(26)

	(41)	(28)	(51)

	$3	$24	$3

     In 2006, our tax provision includes increased taxes on non-U.S. earnings and the following significant items:
•	Valuation allowances – During 2006, we reversed valuation allowances resulting in a $34 million tax benefit. These reversals were due to improved profitability trends and certain restructurings in Spain, Russia and Turkey.

•	Tax rate changes – During 2006, changes to the income tax laws in Canada, Turkey and certain jurisdictions within the U.S. were enacted. These law changes enabled us to re-measure our net deferred tax liabilities using lower tax rates which decreased our income tax expense by approximately $12 million.
     In 2005, our tax provision includes increased taxes on U.S. earnings and additional contingencies related to certain historic tax positions, as well as the following significant items:
•	Valuation allowances – In the fourth quarter, we reversed valuation allowances resulting in a $19 million tax benefit. This reversal was due to improved profitability trends in Russia and a change to the Russia tax law that enables us to use a greater amount of our Russian net operating losses (“NOLs”).

•	International legal entity/debt restructuring – In the fourth quarter, we completed the reorganization of our international legal entity and debt structure to allow for more efficient cash mobilization, to reduce taxable foreign exchange risks and to reduce potential future tax costs. This reorganization resulted in a $22 million tax charge.
     In 2004, we had the following significant tax items, which decreased our tax expense by approximately $44 million:
•	Mexico tax rate change — In December 2004, legislation was enacted changing the Mexican statutory income tax rate. This rate change decreased our net deferred tax liabilities and resulted in a $26 million tax benefit in the fourth quarter.

•	Tax reserves — During 2004, we adjusted previously established liabilities for tax exposures due largely to the settlement of certain international tax audits. The adjustment of these liabilities resulted in an $18 million tax benefit for the year.

     Our U.S. and foreign income before income taxes is set forth below:

	2006	2005	2004
U.S.	$731	$770	$693
Foreign	196	125	139

	$927	$895	$832

     Our reconciliation of income taxes calculated at the U.S. federal statutory rate to our provision for income taxes is set forth below:

	2006	2005	2004
Income taxes computed at the U.S. federal statutory rate	35.0%	35.0%	35.0%
Income taxable to owners	(31.4)	(27.9)	(25.4)
State income tax, net of federal tax benefit	3.1	0.7	0.2
Impact of foreign results	(1.3)	(3.9)	(8.6)
Change in valuation allowances, net	(5.5)	(3.9)	2.9
Nondeductible expenses	1.4	1.5	1.6
Qualified domestic production activity deduction	(0.6)	—	—
International tax audit settlements, net	—	—	(2.2)
Other, net	1.0	(1.2)	(0.1)

	1.7	0.3	3.4

International legal entity/debt restructuring reserves	—	2.4	—
Tax rate change benefit	(1.4)	—	(3.0)

Total effective income tax rate	0.3%	2.7%	0.4%

     The details of our 2006 and 2005 deferred tax liabilities (assets) are set forth below:

	2006	2005
Intangible assets and property, plant and equipment	$437	$447
Other	88	82

Gross deferred tax liabilities	525	529

Net operating loss carryforwards	(262)	(276)
Employee benefit obligations	(23)	(19)
Bad debts	(2)	(2)
Various liabilities and other	(65)	(46)

Gross deferred tax assets	(352)	(343)
Deferred tax asset valuation allowance	189	222

Net deferred tax assets	(163)	(121)

Net deferred tax liability	$362	$408

Consolidated Balance Sheets Classification
Prepaid expenses and other current assets	$(29)	$(17)
Other assets	(21)	(14)
Accounts payable and other current liabilities	6	17
Deferred income taxes	406	422

	$362	$408

     We have NOLs totaling $962 million at December 30, 2006, which are available to reduce future taxes in the U.S., Spain, Greece, Russia, Turkey and Mexico. Of these NOLs, $24 million expire in 2007 and $938 million expire at various times between 2008 and 2026. At December 30, 2006, we have tax credit carryforwards in the U.S. of $4 million with an indefinite carryforward period and in Mexico of $27 million, which expires at various times between 2009 and 2016.

     We establish valuation allowances for our deferred tax assets when the amount of expected future taxable income is not likely to support the use of the deduction or credit. Our valuation allowances, which reduce deferred tax assets to an amount that will more likely than not be realized, decreased by $33 million in 2006 and decreased by $83 million in 2005.
     Approximately $14 million of our valuation allowance relating to our deferred tax assets at December 30, 2006, would be applied to reduce goodwill if reversed in future periods.
     Deferred taxes have not been recognized on the excess of the amount for financial reporting purposes over the tax basis of investments in foreign subsidiaries that are essentially permanent in duration. This amount becomes taxable upon a repatriation of assets from the subsidiary or a sale or liquidation of the subsidiary. The amount of such temporary difference totaled $858 million at December 30, 2006. Determination of the amount of unrecognized deferred income taxes related to this temporary difference is not practicable.
     Income taxes receivable from taxing authorities were $20 million and $29 million at December 30, 2006 and December 31, 2005, respectively. Such amounts are recorded within prepaid expenses and other current assets and other long-term assets in our Consolidated Balance Sheets. Income taxes payable to taxing authorities were $17 million and $13 million at December 30, 2006 and December 31, 2005, respectively. Such amounts are recorded within accounts payable and other current liabilities in our Consolidated Balance Sheets.
     Income taxes receivable from related parties were $6 million and $4 million at December 30, 2006 and December 31, 2005, respectively. Such amounts are recorded within accounts receivable in our Consolidated Balance Sheets. Amounts paid to taxing authorities and related parties for income taxes were $19 million, $43 million and $63 million in 2006, 2005 and 2004, respectively.
Note 15—Segment Information
     We operate in one industry, carbonated soft drinks and other ready-to-drink beverages and all of our segments derive revenue from these products. We conduct business in all or a portion of the United States, Mexico, Canada, Spain, Russia, Greece and Turkey. Beginning with the fiscal quarter ended March 25, 2006, PBG changed its financial reporting methodology to three reportable segments – U.S. & Canada, Europe (which includes Spain, Russia, Greece and Turkey) and Mexico. The operating segments of the U.S. and Canada are aggregated into a single reportable segment due to their economic similarity as well as similarity across products, manufacturing and distribution methods, types of customers and regulatory environments.
     Operationally, the Company is organized along geographic lines with specific regional management teams having responsibility for the financial results in each reportable segment. We evaluate the performance of these segments based on operating income or loss. Operating income or loss is exclusive of net interest expense, minority interest, foreign exchange gains and losses and income taxes.
     The Company has restated prior periods’ segment information presented in the tables below to conform to the current segment reporting structure.

	Net Revenues
	2006	2005	2004
U.S. & Canada	$9,910	$9,342	$8,613
Europe	1,534	1,366	1,222
Mexico	1,286	1,177	1,071

Worldwide net revenues	$12,730	$11,885	$10,906

Net revenues in the U.S. were $8,901, $8,438 and $7,818 in 2006, 2005 and 2004, respectively. In 2006, 2005 and 2004, the Company did not have one individual customer that represented 10% of total revenues.

	Operating Income
	2006	2005	2004
U.S. & Canada	$849	$910	$860
Europe	57	35	54
Mexico	82	62	51

Worldwide operating income	988	1,007	965
Interest expense	227	187	166
Interest Income	174	77	34
Other non-operating expenses, net	10	1	1
Minority interest (income)/expense	(2)	1	—

Income before income taxes	$927	$895	$832

     For the fiscal year ended 2006, operating income includes the impact of adopting SFAS 123R. The comparable period in 2005 has not been restated as described in Note 3.

	Total Assets			Long-Lived Assets [1]
	2006	2005	2004	2006	2005	2004
U.S. & Canada	$12,072	$11,090	$10,285	$10,267	$9,544	$8,783
Europe	1,072	894	810	554	459	475
Mexico	1,811	1,761	1,629	1,474	1,478	1,435

Worldwide total	$14,955	$13,745	$12,724	$12,295	$11,481	$10,693

[1]	Long-lived assets represent property, plant and equipment, other intangible assets, goodwill and other assets.
Long-lived assets in the U.S. were $9,224, $8,498 and $7,814 in 2006, 2005 and 2004, respectively.

	Capital Expenditures			Depreciation and Amortization
	2006	2005	2004	2006	2005	2004
U.S. & Canada	$554	$540	$534	$513	$486	$463
Europe	99	96	82	52	63	56
Mexico	68	73	72	83	81	74

Worldwide total	$721	$709	$688	$648	$630	$593

Note 16—Related Party Transactions
     PepsiCo is considered a related party due to the nature of our franchise relationship and its ownership interest in our Company. PBG has entered into a number of agreements with PepsiCo. Although we are not a direct party to these contracts, as the principal operating subsidiary of PBG, we derive direct benefit from them. The most significant agreements that govern our relationship with PepsiCo consist of:
(1)	Master Bottling Agreement for cola beverages bearing the Pepsi-Cola and Pepsi trademarks in the United States; bottling agreements and distribution agreements for non-cola beverages; and a master fountain syrup agreement in the United States;

(2)	Agreements similar to the master bottling agreement and the non-cola agreement for each country in which we operate, as well as a fountain syrup agreement for Canada;

(3)	A shared services agreement where we obtain various services from PepsiCo and provide services to PepsiCo; and

(4)	Transition agreements that provide certain indemnities to the parties, and provide for the allocation of tax and other assets, liabilities and obligations arising from periods prior to the initial public offering.
     The Master Bottling Agreement provides that we will purchase our entire requirements of concentrates for the cola beverages from PepsiCo at prices, and on terms and conditions, determined from time to time by PepsiCo. Additionally, we review our annual marketing, advertising, management and financial plans each year with PepsiCo for its approval. If we fail to submit these plans, or if we fail to carry them out in all material respects, PepsiCo can terminate our beverage agreements. If our beverage agreements with PepsiCo are terminated for this or for any other reason, it would have a material adverse effect on our business and financial results.
     The following income (expense) amounts are considered related party transactions as a result of our relationship with PepsiCo and its affiliates:

	2006	2005	2004
Net revenues:
Bottler incentives (a)	$67	$51	$22

Cost of sales:
Purchases of concentrate and finished products, and royalty fees (b)	$(3,227)	$(2,993)	$(2,741)
Bottler incentives (a)	595	559	522

	$(2,632)	$(2,434)	$(2,219)

Selling, delivery and administrative expenses:
Bottler incentives (a)	$69	$78	$82
Fountain service fee (c)	178	183	180
Frito-Lay purchases (d)	(198)	(144)	(75)
Shared services (e):
Shared services expense	(61)	(69)	(68)
Shared services revenue	8	8	10

Net shared services	(53)	(61)	(58)

HFCS (f)	—	23	—

	$(4)	$79	$129

Income tax benefit (g)	$6	$3	$10

     (a) Bottler Incentives and Other Arrangements – In order to promote PepsiCo beverages, PepsiCo, at its discretion, provides us with various forms of bottler incentives. These incentives cover a variety of initiatives, including direct marketplace support and advertising support. We record most of these incentives as an adjustment to cost of sales unless the incentive is for reimbursement of a specific, incremental and identifiable cost. Under these conditions, the incentive would be recorded as an offset against the related costs, either in revenue or selling, delivery and administrative expenses. Changes in our bottler incentives and funding levels could materially affect our business and financial results.
     (b) Purchase of Concentrate and Finished Product – As part of our franchise relationship, we purchase concentrate from PepsiCo, pay royalties and produce or distribute other products through various arrangements with PepsiCo or PepsiCo joint ventures. The prices we pay for concentrate, finished goods and royalties are determined by PepsiCo at its sole discretion. Concentrate prices are typically determined annually. In February 2006, PepsiCo increased the price of U.S. concentrate by two percent. PepsiCo has recently announced a further increase of approximately 3.7 percent, effective February 2007 in the United States. Significant changes in the amount we pay PepsiCo for concentrate, finished goods and royalties could materially affect our business and financial results. These amounts are reflected in cost of sales in our Consolidated Statements of Operations.

     (c) Fountain Service Fee – We manufacture and distribute fountain products and provide fountain equipment service to PepsiCo customers in some territories in accordance with the Pepsi beverage agreements. Amounts received from PepsiCo for these transactions are offset by the cost to provide these services and are reflected in selling, delivery and administrative expenses in our Consolidated Statements of Operations.
     (d) Frito-Lay Purchases – We purchase snack food products from Frito-Lay, Inc. (“Frito”), a subsidiary of PepsiCo, for sale and distribution in Russia primarily to accommodate PepsiCo with the infrastructure of our distribution network. Frito would otherwise be required to source third-party distribution services to reach their customers in Russia. We make payments to PepsiCo for the cost of these snack products and retain a minimal net fee based on the gross sales price of the products. Payments for the purchase of snack products are reflected in selling, delivery and administrative expenses in our Consolidated Statements of Operations.
     (e) Shared Services – We provide to and receive various services from PepsiCo and PepsiCo affiliates pursuant to a shared services agreement and other arrangements. In the absence of these agreements, we would have to obtain such services on our own. We might not be able to obtain these services on terms, including cost, which are as favorable as those we receive from PepsiCo. Total expenses incurred and income generated is reflected in selling, delivery and administrative expenses in our Consolidated Statements of Operations.
     (f) High Fructose Corn Syrup (“HFCS”) Settlement – On June 28, 2005, Bottling LLC and PepsiCo entered into a settlement agreement related to the allocation of certain proceeds from the settlement of the HFCS class action lawsuit. The lawsuit related to purchases of high fructose corn syrup by several companies, including bottling entities owned and operated by PepsiCo, during the period from July 1, 1991 to June 30, 1995 (the “Class Period”). Certain of the bottling entities owned by PepsiCo were transferred to PBG when PepsiCo formed PBG in 1999 (the “PepsiCo Bottling Entities”). Under the settlement agreement with PepsiCo, the Company ultimately received 45.8 percent (or approximately $23 million) of the total recovery related to HFCS purchases by PepsiCo Bottling Entities during the Class Period. Total proceeds are reflected in selling, delivery and administrative expenses in our Consolidated Statements of Operations.
     (g) Income Tax Benefit – Under our tax separation agreement with PepsiCo, PepsiCo maintains full control and absolute discretion for any combined or consolidated tax filings for tax periods ended on or before our initial public offering that occurred in March 1999. However, PepsiCo may not settle any issue without our written consent, which consent cannot be unreasonably withheld. PepsiCo has contractually agreed to act in good faith with respect to all tax examination matters affecting us. In accordance with the tax separation agreement, we will bear our allocable share of any risk or benefit resulting from the settlement of tax matters affecting us for these periods. Total settlements are recorded in income tax expense in our Consolidated Statements of Operations.
     We paid PepsiCo $1 million during 2004 for distribution rights relating to the SoBe brand in certain PBG-owned territories in the U.S. and Canada.
     We also entered into a capital lease arrangement for $25 million with PepsiCo to lease marketing equipment. The balance outstanding as of December 30, 2006, was $25 million, with $23 million recorded in our long-term debt and $2 million recorded in our current portion of long-term debt.
     There are certain manufacturing cooperatives whose assets, liabilities and results of operations are consolidated in our financial statements. Concentrate purchases from PepsiCo by these cooperatives for the years ended 2006, 2005 and 2004 were $72 million, $25 million and $27 million, respectively.
     As of December 30, 2006 and December 31, 2005, the receivables from PepsiCo and its affiliates were $168 million and $143 million, respectively. Our receivables from PepsiCo are shown as part of accounts receivable in our Consolidated Financial Statements. The payables to PepsiCo and its affiliates were $234 million and $176 million, respectively. Our payables to PepsiCo are shown as part of accounts payable and other current liabilities in our Consolidated Financial Statements.

     PBG is considered a related party, as we are the principal operating subsidiary of PBG and we make up substantially all of the operations and assets of PBG. At December 30, 2006, PBG owned approximately 93.3% of our equity.
     We have loaned PBG $763 million and $436 million during 2006 and 2005, respectively, net of repayments. During 2006, these loans were made through a series of 1-year notes, with interest rates ranging from 5.0% to 5.9%. Total intercompany loans owed to us from PBG at December 30, 2006 and December 31, 2005, were $3,147 million and $2,384 million, respectively. The proceeds were used by PBG to pay for interest, taxes, dividends, share repurchases and acquisitions. Accrued interest receivable from PBG on these notes totaled $145 million and $70 million at December 30, 2006 and December 31, 2005, respectively, and is included in prepaid expenses and other current assets in our Consolidated Balance Sheets.
     Total interest income recognized in our Consolidated Statements of Operations relating to outstanding loans with PBG was $149 million, $71 million and $30 million, in 2006, 2005 and 2004, respectively.
     Beginning in 2002, PBG provides insurance and risk management services to us pursuant to a contractual agreement. Total premiums paid to PBG during 2006 and 2005 were $113 million and $106 million, respectively.
     On March 8, 1999, PBG issued $1 billion of 7% senior notes due 2029, which are guaranteed by us.
     In March 2006, PBG entered into a new $450 million committed revolving credit facility (“2006 Agreement”) which expires in March 2011 and increased their existing facility, which expires in April 2009, from $500 million to $550 million. PBG’s combined committed credit facilities of $1 billion, which are guaranteed by us, support PBG’s $1 billion commercial paper program. Subject to certain conditions stated in the 2006 Agreement, the Company may borrow, prepay and reborrow amounts, including issuing standby letters of credit up to $250 million, at any time during the term of the 2006 Agreement. Funds borrowed may be used for general corporate purposes, including supporting PBG’s commercial paper program. At December 30, 2006, PBG had $115 million in outstanding commercial paper with a weighted-average interest rate of 5.4%. At December 31, 2005, PBG had $355 million in outstanding commercial paper with a weighted-average interest rate of 4.3%.
     We also guarantee that to the extent there is available cash, we will distribute pro rata to PBG and PepsiCo sufficient cash such that the aggregate cash distributed to PBG will enable PBG to pay its taxes and make interest payments on the $1 billion 7% senior notes due 2029. During 2006 and 2005, we made cash distributions to PBG and PepsiCo totaling $284 million and $181 million, respectively. Any amounts in excess of taxes and interest payments were used by PBG to repay loans to us.
     One of our managing directors is an employee of PepsiCo and the other managing directors and officers are employees of PBG.
Note 17—Contingencies
     We are subject to various claims and contingencies related to lawsuits, taxes, environmental and other matters arising out of the normal course of business. We believe that the ultimate liability arising from such claims or contingencies, if any, in excess of amounts already recognized is not likely to have a material adverse effect on our results of operations, financial position or liquidity.

Note 18—Accumulated Other Comprehensive Loss
     The year-end balances related to each component of AOCL were as follows:

	2006	2005	2004
Net currency translation adjustment	$7	$(19)	$(89)
Cash flow hedge adjustment (1)	17	7	17
Minimum pension liability adjustment	(335)	(383)	(375)
Adoption of SFAS 158 (2)	(278)	—	—

Accumulated other comprehensive loss	$(589)	$(395)	$(447)

(1)	Net of taxes of $(1) million in 2006, $2 million in 2005 and $0 million in 2004.

(2)	Net of taxes of $4 million in 2006. See Note 13 in the Notes to Consolidated Financial Statements for further information on the adoption of SFAS 158.
Note 19—Selected Quarterly Financial Data (unaudited)

	First	Second	Third	Fourth
2006 (1)	Quarter	Quarter	Quarter	Quarter	Full Year
Net revenues	$2,367	$3,138	$3,460	$3,765	$12,730
Gross profit	1,114	1,472	1,609	1,725	5,920
Operating income	119	303	381	185	988
Net income	98	269	369	188	924

	First	Second	Third	Fourth
2005 (1)	Quarter	Quarter	Quarter	Quarter	Full Year
Net revenues	$2,147	$2,862	$3,214	$3,662	$11,885
Gross profit	1,031	1,367	1,519	1,715	5,632
Operating income	119	293	392	203	1,007
Net income	88	252	355	176	871

(1)	For additional unaudited information see “Items that affect historical or future comparability” in Management’s Financial Review in Item 7.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Owners of
Bottling Group, LLC
Somers, New York
We have audited the accompanying consolidated balance sheets of Bottling Group, LLC and subsidiaries (the “Company”) as of December 30, 2006 and December 31, 2005, and the related consolidated statements of operations, changes in owners’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of the Company for the year ended December 25, 2004, before the effects of the retrospective adjustments to the disclosures for a change in the composition of reportable segments described in Note 15 to the financial statements, were audited by other auditors whose report, dated February 25, 2005, expressed an unqualified opinion on those statements.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such 2006 and 2005 consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 30, 2006 and December 31, 2005, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
As discussed in Note 3 to the consolidated financial statements, in 2006 the Company adopted Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment,” as revised, effective January 1, 2006.
As discussed in Note 13 to the consolidated financial statements, in 2006 the Company adopted Statement on Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R),” effective December 30, 2006 related to the requirement to recognize the funded status of a benefit plan.
We also have audited the adjustments to the 2004 consolidated financial statements to retrospectively adjust the disclosures for a change in the composition of reportable segments during 2006, as discussed in Note 15 to the consolidated financial statements. Our procedures included (1) comparing the adjustment amounts of segment revenues, operating income and assets to the Company’s underlying analysis obtained from management, and (2) testing the mathematical accuracy of the reconciliation of segment amounts to the consolidated financial statements. In our opinion, such retrospective adjustments are appropriate and have been properly applied. However, we were not engaged to audit, review, or apply any procedures to the 2004 consolidated financial statements of the Company other than with respect to the retrospective adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2004 consolidated financial statements taken as a whole.
/s/ Deloitte & Touche, LLP
New York, New York
February 27, 2007

Report of Independent Registered Public Accounting Firm
Owners of
Bottling Group, LLC:
We have audited, before the effects of the change in Bottling Group, LLC’s segmentation described in Note 15, the accompanying consolidated statements of operations, cash flows, and changes in owners’ equity of Bottling Group, LLC and subsidiaries for the fiscal year ended December 25, 2004 (the fiscal 2004 financial statements before the effects of the change in segmentation discussed in Note 15 are not presented herein). These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above, before the effects of the change in segmentation described in Note 15, present fairly, in all material respects, the results of operations and cash flows of Bottling Group, LLC and subsidiaries for the fiscal year ended December 25, 2004, in conformity with U.S. generally accepted accounting principles.
We were not engaged to audit, review, or apply any procedures to the change in segmentation described in Note 15 and, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by Deloitte and Touche LLP.
/s/ KPMG LLP
New York, New York
February 25, 2005

Item 7A. Quantitative and Qualitative Disclosures About Market Risk
     Included in Item 7, Management’s Financial Review — Market Risks and Cautionary Statements.
Item 8. Financial Statements and Supplementary Data
     Included in Item 7, Management’s Financial Review — Financial Statements.
     PBG’s Annual Report on Form 10-K for the fiscal year ended December 30, 2006 is attached hereto as Exhibit 99.1 as required by the Securities and Exchange Commission (“SEC”) as a result of our guarantee of up to $1,000,000,000 aggregate principal amount of PBG’s 7% Senior Notes due in 2029.
Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure
     None.
Item 9A. Controls and Procedures
Evaluation of Disclosure Controls and Procedures
     Bottling LLC’s management carried out an evaluation, as required by Rule 13a-15(b) of the Securities Exchange Act of 1934 (the “Exchange Act”), with the participation of our Principal Executive Officer and our Principal Financial Officer, of the effectiveness of our disclosure controls and procedures, as of the end of our last fiscal quarter. Based upon this evaluation, the Principal Executive Officer and the Principal Financial Officer concluded that our disclosure controls and procedures were effective, as of the end of the period covered by this Annual Report on Form 10-K, such that the information relating to Bottling LLC and its consolidated subsidiaries required to be disclosed in our Exchange Act reports filed with the SEC (i) is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and (ii) is accumulated and communicated to Bottling LLC’s management, including our Principal Executive Officer and Principal Financial Officer, as appropriate to allow timely decisions regarding required disclosure.
     In addition, Bottling LLC’s management carried out an evaluation, as required by Rule 13a-15(d) of the Exchange Act, with the participation of our Principal Executive Officer and our Principal Financial Officer, of changes in Bottling LLC’s internal control over financial reporting. Based on this evaluation, the Principal Executive Officer and the Principal Financial Officer concluded that there were no changes in our internal control over financial reporting that occurred during our last fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Item 9B. Other Information
     None.

PART III
Item 10. Directors, Executive Officers and Corporate Governance
     The name, age and background of each of Bottling LLC’s Managing Directors is set forth below. There are no family relationships among our Managing Directors.
     Andrea L. Forster, 47, was appointed Managing Director of Bottling LLC in December 2006. She has also served as PBG’s Vice President and Controller of PBG since September 2000. In September 2000, Ms. Forster was also named Corporate Compliance Officer for PBG. Following several years with Deloitte Haskins and Sells, Ms. Forster joined PepsiCo in 1987 as a Senior Analyst in External Reporting. She progressed through a number of positions in the accounting and reporting functions and, in 1998, was appointed Assistant Controller of the Pepsi-Cola Company. She was named Assistant Controller of PBG in 1999.
     Matthew M. McKenna, 56, is a Managing Director of Bottling LLC. He is also the Senior Vice President of Finance of PepsiCo. Previously he was Senior Vice President and Treasurer and before that, Senior Vice President, Taxes. Prior to joining PepsiCo in 1993 as Vice President, Taxes, he was a partner with the law firm of Winthrop, Stimson, Putnam & Roberts in New York.
     Steven M. Rapp, 53, is a Managing Director of Bottling LLC. He is also PBG’s Senior Vice President, General Counsel and Secretary. Appointed to this position in January 2005, Mr. Rapp previously served as Vice President, Deputy General Counsel and Assistant Secretary from 1999 through 2004. Mr. Rapp joined PepsiCo as a corporate attorney in 1986 and was appointed Division Counsel of Pepsi-Cola Company in 1994.
     Pursuant to Item 401(b) of Regulation S-K, the requisite information pertaining to our executive officers is reported in Part I of this Report under the caption “Executive Officers of the Registrant.” Executive Officers are elected by the Managing Directors of Bottling LLC, and their terms of office continue until their successors are appointed and qualified or until their earlier resignation or removal. Managing Directors are elected by a majority of members of Bottling LLC and their terms of office continue until their successors are appointed and qualified or until their earlier resignation or removal, death or disability.
     Bottling LLC has not adopted a Code of Ethics because PBG’s Worldwide Code of Conduct applies to all of our officers and employees, including our Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer. A copy of PBG’s Worldwide Code of Conduct is available upon request without charge by writing to Bottling Group, LLC at One Pepsi Way, Somers, New York, 10589, Attention: Investor Relations.
Item 11. Executive Compensation
     Compensation Discussion and Analysis. This Compensation Discussion and Analysis (“CD&A”) and the accompanying compensation tables and narratives provide information relating to the compensation and benefits provided by PBG to Bottling LLC’s Principal Executive Officer and the other executive officers of Bottling LLC as of the end of PBG’s 2006 fiscal year in accordance with the rules of the SEC.
     PBG is the world’s largest manufacturer, seller and distributor of Pepsi-Cola beverages. PBG is a public company, having been spun off from PepsiCo in 1999, and has around 70,000 employees worldwide and over $12 billion in annual sales. We operate in seven countries, which are separated into three operating segments: United States & Canada, Mexico, and Europe (comprised of Greece, Russia, Spain, and Turkey). We work in a fast-paced industry under intense competition from other multi-national, as well as regional and local, beverage companies. We establish strategic plans to compete successfully in the marketplace, and our success depends on the ability of our employees to execute against these plans as they interact with customers every day.
     We, and many others external to our Company, measure our success by looking at PBG’s year-over-year growth rates against key business measures, including profit, earnings per share, volume of product sold, and operating free cash flow. We also evaluate our success against less-formulaic, or qualitative, measures, such as strategic planning, organizational capabilities, and executive development.
     The leaders of our Company have a significant impact on our success and must possess the industry expertise and vision to establish strategic plans that ensure PBG’s long-term growth and prosperity and the discipline to stay with those long-term plans in the face of short-term marketplace pressures. Our leaders must also have the industry knowledge and experience to create tools and processes that enable our frontline employees to win in the marketplace every day.
     We strive to develop and retain leaders with this industry-specific combination of skills and, as a result, we place great value on the experiences of our leadership team within PBG, the Pepsi-Cola system and our industry in general. PBG’s executive compensation program is designed to attract and retain the leaders we need to be successful and to motivate our leaders to achieve our key business objectives.
     Oversight of PBG’s Executive Compensation Program
     PBG’s executive compensation program is overseen by the Compensation and Management Development Committee of PBG’s Board of Directors (the “Committee”), which is comprised solely of independent, non-management directors.
     Objectives of PBG’s Executive Compensation Program
     The approach to PBG’s executive compensation program has been consistent over the Company’s history — the Committee, with the input of management, establishes the core objectives of the executive compensation program and the Committee is provided the tools, information and flexibility to satisfy those objectives in light of prevailing market trends, competitive pressures, regulatory changes, and company and individual considerations.
     The core objectives of the executive compensation program are to:
•	Attract, retain and motivate key executives whose performance is critical to the Company’s success by providing a total compensation program that is appropriately competitive within our industry and reinforces our short-term and long-term business objectives by;
•	motivating and rewarding executives for achieving and exceeding our business objectives

•	providing financial consequences to executives for failing to achieve our business objectives; and

•	retaining key performers through meaningful wealth-creation opportunities.
•	Provide a program that is simple and straightforward so that our executives have a clear understanding of our business objectives and the results required to earn variable pay.

•	Align the interests of PBG shareholders, the Company, and our executives by placing particular emphasis on performance-based and equity-based compensation;

•	Maintain a financially responsible program that is appropriate within our financial structure and sensitive to the dilutive impact on PBG shareholders.

•	Establish and maintain our program in accordance with all applicable laws and regulations, as well as with corporate governance best practices.
     PBG achieves the above objectives through the use of various executive compensation elements that drive both short-term and long-term Company performance, deliver to our executives fixed pay as well as variable, performance-based pay, and provide significant personal exposure to PBG common stock. In 2006, these elements included base salary, an annual performance-based cash incentive (variable, short-term pay), long-term incentive awards in the form of stock options and restricted stock units (“RSUs”) (variable, long-term pay), limited perquisites, and pension benefits.
     Executive Compensation Policies and Practices
     To implement the objectives set out above, the Committee has established several policies and practices that govern the design and structure of PBG’s executive compensation program.
     1. Process of Designing Executive Compensation Program
          Each year, the Committee reviews the PBG executive compensation program and establishes the target compensation level for its Chief Executive Officer who is also our Principal Executive Officer (the “CEO”) and the other named executive officers who appear in the tables below and in the PBG Proxy Statement (collectively, the “Named Executive Officers”). For a description of this process, see “The Compensation and Management Development Committee” in PBG’s Proxy Statement.
     2. Target Compensation — Use of Peer Group Data
          In establishing the target total compensation for the Named Executive Officers, the Committee considers the competitive labor market, as determined by looking at PBG’s peer group of companies and other compensation survey data. The Committee believes that the total compensation paid to executive officers generally should be targeted at the midpoint of the third quartile (i.e., the 50th — 75th percentile) of the total compensation paid to executive officers at companies within our peer group.
          PBG’s peer group is made up of comparably sized companies, each of which is a PBG competitor, customer or peer from the consumer goods industry. PBG’s total revenues approximate the median total revenues of the companies in the peer group. The peer group companies are generally world-class, industry leading companies with superior brands and/or products. The Committee, with the assistance of senior management and the Committee’s independent compensation consultant, periodically reviews PBG’s peer group, and the Committee views the peer group as an appropriate measure of the competitive labor market for the Company’s executives. In 2006, PBG’s peer group included:

Anheuser-Busch Companies, Inc.	H.J. Heinz Company
Aramark Corporation	Hershey Foods Corporation
Campbell Soup Company	Kellogg Company
Clorox Company, Inc.	Kimberly-Clark Corporation
Coca-Cola Enterprises Inc.	PepsiAmericas, Inc.
Colgate-Palmolive Company	Sara Lee Corporation
Dean Foods Company	Staples, Inc.
FedEx Corporation	Supervalu Inc.
General Mills, Inc.	Yum! Brands, Inc.
          The Committee utilizes peer group data as the primary indicator of the market range of target compensation for each of the Named Executive Officers. For certain executives and with respect to certain elements of compensation, however, the Committee may also utilize other compensation survey data to establish the market range. Based on the peer group and other data, the Committee establishes the third quartile for total compensation, as well as for each element of direct compensation — base pay, annual incentive and long-term incentive. The Committee then establishes the midpoint of the third quartile as its “market target.”
          The Committee, however, does not formulaically set the target compensation for the Named Executive Officers at the market target. In determining the appropriate target compensation for each executive, the Committee reviews each individual separately and considers a variety of factors in establishing his or her target compensation. These factors may include the executive’s time in position, unique contribution or value to PBG, recent performance, and whether there is a particular need to strengthen the retention aspects of the executive’s compensation. As to recent performance, the Committee, together with PBG’s Nominating and Corporate Governance Committee, formally advises the Board on the annual individual performance of the CEO, and the Committee annually evaluates the performance of the other Named Executive Officers with the assistance of the CEO. Based on the individual’s performance and the other factors considered by the Committee, the Committee may establish an executive’s target compensation at a level which differs from the market target.
     3. Use of Tally Sheets
          The Committee annually reviews a tally sheet of each Named Executive Officer’s compensation. This tally sheet includes detailed data, as of the end of the prior fiscal year, for each of the following compensation elements and includes a narrative description of the material terms of any relevant plan, program or award:
•	Annual direct compensation: Information regarding base salary, annual incentive, and long-term incentive for the past three years;

•	Equity awards: Detailed chart of information regarding all PBG equity-based awards, whether vested, unvested, exercised or unexercised, including total pre-tax value to the executive and holdings relative to the executive’s Stock Ownership Guidelines (see description below);

•	Perquisites: Line item summary showing the value of each perquisite as well as the value of the tax gross-up, if any;

•	Pension / Deferred Compensation: Value of pension plan benefit (qualified plan, non-qualified plan and total) and value of defined-contribution plan accounts (401(k) and deferred compensation), including the year-over-year change in value in those accounts;

•	Life Insurance Benefits (expressed as multiple of cash compensation as well as actual dollar value);

•	Description of all compensation and benefits payable upon a termination of employment.
          The Committee reviews the information presented in the tally sheet to ensure that it is fully informed of all the compensation and benefits the executive has received as a PBG employee. The Committee does not, however, specifically use the tally sheet in determining the executive’s target compensation for a given year.
     4. Fixed Versus Performance-Based Compensation
          The Committee believes that to appropriately motivate our senior executives to achieve our business objectives a majority of their compensation should be tied to the performance of the Company. Thus, the Committee places great emphasis on performance-based compensation and it links the level of payment of that compensation to the achievement of our business objectives. As a result of this link, for years where the Company achieves above-target performance, executives will be paid above-target compensation, and for years where the Company achieves below-target performance, executives will be paid below-target compensation.
          The Committee also believes that the more influence an executive has over Company performance, the more the executive’s compensation should be tied to our performance results. Therefore, in setting the target compensation for our executives, the Committee links the level of the executive and the percentage of his or her direct compensation that is performance-based. Thus, the more senior the executive, the greater the percentage of his or her direct compensation that is performance-based.
          When looking at the three principal elements of target compensation, the Committee views base salary as fixed pay (i.e., once established, it is not performance-based) and the annual incentive and long-term incentive as performance-based pay. With respect to PBG’s equity-based, long-term incentive, the Committee views the market value of PBG common stock as the primary performance component. This is especially true in the case of stock options, which have no value to the executive unless the market value of PBG common stock goes up after the grant date. In the case of other equity-based awards, such as RSUs, that have value to the executive even if the market value of PBG common stock goes down after the grant date, the Committee may include a second performance component — a specific performance target — that must be satisfied in order to vest in the award. The forms of equity-based awards utilized under the program are discussed in greater detail below in “Form of Equity-Based Compensation.”
          For 2006, the percentage of performance-based pay within the target total compensation of our senior executives ranged from around 90% for the CEO to around 70-80% for the other Named Executive Officers and around 50-65% for vice presidents.
     5. Performance Targets
          Consistent with the objectives of PBG’s program, the Committee utilizes the performance-based elements of the program to reinforce our short-term and long-term business objectives and to align shareholder and executive interests. As a result, in selecting the criteria on which to base the performance targets underlying our short-term and long-term incentive pay, the Committee chooses criteria that are leading indicators of our success, important to PBG shareholders and external market professionals, and relevant to our executives whose performance we strive to motivate towards the achievement of the particular targets.
          For our business and industry, the Committee believes the most relevant criteria on which to evaluate our success are PBG’s profit, earnings per share (“EPS”), volume of product sold, and operating free cash flow (as defined in PBG’s earnings releases). The Committee views EPS as the best composite indicator of PBG’s operational performance. The Committee therefore emphasizes EPS in establishing performance targets for the Named Executive Officers. In evaluating the Company’s performance against such EPS targets, however, the Committee considers the impact of unusual events on the Company’s reported EPS results (e.g., acquisitions, changes in accounting practices, etc.) and may adjust the results for purposes of determining the extent to which the EPS targets were or were not achieved.
          Short-Term Incentive. Under PBG’s short-term incentive program, the Committee establishes performance targets that are designed to motivate executives to achieve short-term business targets. Therefore, for the executives leading our geographic business units, the Committee links the payment of the executives’ annual bonus to PBG’s achievement of year-over-year profit and volume growth targets, which are set at levels specifically chosen for each geographic territory. The Committee believes tying these executives’ annual bonuses to local profit and volume growth is the best way to motivate executives to achieve business success within the regions they manage.
          For Named Executive Officers, the Committee establishes a table of EPS targets that, depending on the level of EPS achieved by PBG during the year, establishes the maximum bonus payable to each executive for that year. No bonus is payable if EPS is below a certain level. The Committee then uses its discretion to determine the actual bonus paid to each executive, which is never greater, and is typically much less, than the maximum bonus payable. In exercising this discretion, the Committee refers to a separately established EPS target, as well as volume and operating free cash flow targets, which the Committee establishes at the beginning of the year. These targets are consistent with PBG’s EPS, volume and operating free cash flow guidance provided to external market professionals at the beginning of the year. For the CEO in particular, the Committee’s discretion is also guided by reference to certain qualitative performance targets (often related to strategic planning, organizational capabilities and/or executive development). Notably, in establishing the actual bonus paid (within the limit of the maximum bonus payable), the Committee refers to the above quantitative and qualitative factors, but reserves the right to pay a bonus at the level it deems appropriate based on the performance of the Company and each executive. The targets established by the Committee with respect to the 2006 bonus are described in the narrative to the Summary Compensation Table below.
          Long-Term Incentive. The Committee provides a long-term incentive in the form of an equity-based award because it believes the price of PBG common stock is a strong indicator of whether PBG is meeting its long-term objectives. The Committee therefore believes it important that each executive, in particular our senior executives, have personal financial exposure to the performance of PBG common stock. Such exposure results in a link between shareholder and executive interests and motivates our executives to achieve and sustain the long-term growth of PBG.
          As a way of ensuring our executives remain motivated, the Committee does not provide for immediate vesting of our long-term incentive. Instead, consistent with the three-year time frame with respect to which we establish our strategic plans, the Committee typically provides for a three-year vesting period for equity-based awards. Executives must remain an employee of the Company through the vesting date to vest in the award. For equity-based awards that have no value to the executive on the grant date, such as stock options, the Committee typically provides for staged vesting of such awards over the three-year vesting period (e.g., one-third vesting each year). For equity-based awards that have value to the executive on the grant date, such as RSUs, the Committee typically provides for vesting of the award only at the end of the three-year period.
          For awards to our Named Executive Officers that have actual value on the grant date (such as RSUs), the Committee may also establish an EPS performance target for the year in which the award is granted. The achievement of this EPS target is a prerequisite to vesting in the award at the end of the three-year vesting period. The Committee believes such an additional performance element is appropriate to ensure that the executives do not obtain significant compensation if the performance of the Company in the year of grant is significantly below our EPS target. As the long-term incentive is designed to reinforce our long-term business objectives, however, the Committee typically establishes this one-year EPS performance target at a lower level than PBG’s external guidance. The Committee does so to ensure that executives only lose the RSUs granted in that year if the Company misses its EPS targets to such an extent as to indicate that a performance issue exists that is unlikely to be resolved in the near term. The implementation of this additional EPS performance target also assists to ensure that the compensation paid through the long-term incentive is deductible to the Company (see “Deductibility of Compensation Expenses” below).
     6. Cash Versus Equity-Based Compensation
          PBG designs the executive compensation program to provide a mix of cash and equity-based compensation to our executives and views the combination of cash and equity-based compensation as an important tool to assist us in achieving the objectives of the program.
          PBG pays base salary in cash so that our executives have a steady, liquid source of compensation. To remain focused on their day-to-day job responsibilities, executives (and all employees) need to know that they will receive a fixed, reliable level of compensation, which will be available to pay day-to-day living expenses.
          PBG pays the annual incentive in cash because our annual incentive is tied to the achievement of our short-term (i.e., annual) business objectives, and PBG believes a cash bonus is the strongest way to motivate the achievement of these objectives. Cash is immediate in its recognition of a job well done as it has immediate value and liquidity and is not dependent upon future performance of the Company.
          Finally, PBG pays the long-term incentive in the form of PBG equity because our long-term incentive is tied to our long-term business objectives, and PBG believes the market value of PBG equity is a strong indicator of whether PBG is achieving its long-term business objectives. In particular, the Committee is committed to paying a significant portion of executive compensation in the form of PBG equity because it believes equity is the most effective form of compensation to ensure alignment between the interests of our executives and those of PBG’s shareholders. The Committee is deliberate, however, in its use of equity compensation to avoid an inappropriate dilution of PBG’s current shareholders.
          The Committee periodically reviews the mix of cash and equity-based compensation provided under the program to ensure that the mix is appropriate in light of market trends and the Company’s primary business objectives. The Committee undertook such a review in late 2005. Following this review, the Committee concluded that the executive compensation program was modestly over-weighted towards the equity-based element of the program when compared to the PBG peer group companies and the market in general. As a result, beginning in 2006, the Committee shifted some of the value provided under the program from the long-term incentive element to the annual incentive element. This shift was applied to all levels of executives. The Committee viewed this mix shift as a way to reemphasize our annual business objectives and to keep the program in line with the market. The Committee did not reduce the total value of the program.
          For 2006, the percentage of equity-based pay within the target total compensation of our senior executives ranged from over 60% for the CEO to around 50% for the other Named Executive Officers and around 40% for vice presidents.
     7. Form of Equity-Based Compensation
          Under the program, each executive annually receives an equity-based, long-term incentive award. PBG’s shareholder-approved Amended and Restated 2004 Long-Term Incentive Plan (the “LTIP”) authorizes the Committee to grant equity-based awards in various forms, including stock options, restricted stock, and RSUs. The Committee selects the form of equity award based on its determination as to which form most effectively achieves the objectives of our program. While the amount of the award varies based on the level of executive, the form of the award has historically been the same for all company executives regardless of level.
          2006 Change in Form of Award. Prior to 2006, PBG exclusively used stock options as the form of the annual long-term incentive award. PBG’s use of stock options at that time was generally consistent with its peer group companies and the market.
          Beginning in 2006, the Committee changed the form of the annual equity-based award from 100% stock options to 50% stock options and 50% RSUs. The Committee made this change primarily as a result of its analysis of market practice. The Committee found that, by 2005, PBG’s peer companies and many companies in the market had begun to shift away from the exclusive use of stock options to either exclusive or partial use of restricted stock or RSUs. The Committee believed that several of the reasons underlying this market shift also applied to PBG, including the following:
               1. SFAS 123R. PBG was required to adopt the Statement of Financial Accounting Standard No. 123R, Share Based Payment (“SFAS 123R”) at the start of 2006. Under SFAS 123R, PBG records as a charge to its earnings the fair value of any equity-based award, including, for the first time, stock options. The fair value of a stock option award is measured on the grant date of the award based on a compensation valuation methodology that ascribes a theoretical grant-date value to such options, even though from the executive’s perspective, the options have no actual value unless the price of the underlying stock goes up and the executive vests in the award. Because the expense related to stock options is based on the theoretical value of the options on the grant date, if the price of the underlying stock does not rise after the grant date, a company would be in the undesirable position of having recorded a charge to earnings despite the fact that the executive who received the options realized no actual compensation from the options. As a result of the impact of SFAS 123R, many of PBG’s peer companies greatly reduced or eliminated their use of stock options. Similarly, while PBG believes that the price of PBG common stock will likely rise over the long-term, the Committee decided that, given the impact of SFAS 123R and in light of the market’s response thereto, the exclusive use of stock options was not the most appropriate approach for PBG in 2006.
               2. Dilutive Impact. The Committee reviewed market practice in light of the increasing attention given to companies’ annual share utilization (or run rate) and overhang.1 The Committee found that certain of PBG’s peer companies, as well as the market in general, were reducing their use of stock options, in part, in an effort to reduce their run rate and, over time, their overhang. In selecting the form of equity-based award for the 2006 executive compensation program, the Committee therefore analyzed and considered the impact of various forms on the Company’s run rate and overhang. The Committee found that, for PBG, stock options utilize approximately three times the number of shares as restricted stock/RSUs and, like other companies, the exclusive use of stock options has a greater adverse impact on run rate. In addition, unlike RSUs, which under the program are satisfied through the issuance of shares on the vesting date, stock options can remain outstanding for their entire ten-year term. Thus, stock options have a prolonged adverse impact on overhang as compared to RSUs. Due to the greater adverse impact that stock options have on PBG’s run rate and overhang, the Committee believed that, to stay in line with the market, it was appropriate to reduce the use of stock options.
          The Committee then considered various forms of equity-based awards as a replacement for all or a part of the stock options. The Committee focused its consideration on restricted stock and RSUs based on an analysis of market trends as well as their respective tax, accounting and share usage characteristics. The Committee concluded that RSUs were the more appropriate form of equity-based award. The Committee then determined that a mix of forms would be appropriate and determined to modify the annual long-term incentive award to the form of 50% stock options and 50% RSUs.
          The Committee believes that, for 2006 and likely the next few years, this mix of forms is the most appropriate approach for the Company because of the balanced impact this mix has when viewed in light of several of the objectives of PBG’s executive compensation program, including motivating and retaining a high-performing executive population, aligning the interests of shareholders and executives, and creating a program that is financially appropriate for PBG.
     8. Equity Award Grant Practices
          PBG has a consistent practice with respect to the granting of stock options and other equity-based awards, which the Committee established early in PBG’s history and which belies any concern regarding the timing or pricing of such awards, in particular stock options.
          Timing of Grants. Executives receive equity-based awards under three scenarios. First, as discussed above, all executives annually receive an award, which has always been comprised, entirely or in part, of stock options. Under the Company’s long-established practice, the Committee approves this annual award at its first meeting of the calendar year (around February 1), and establishes the grant date of the award as March 1. Other than with respect to PBG’s first year of operations following its initial public offering, March 1 has been the fixed grant date for our annual equity-based award. March 1 was selected because it aligns with several other PBG human resources processes for all employees, including the end of the annual performance review process and the effectiveness of base salary increases.
          Second, individuals who become an executive of the Company for the first time within six months after the March 1 date are eligible for an award equal to 50% of the annual award. This pro-rated award is granted to all new executives on the same, fixed date of September 1.
          Finally, senior executives may, on rare occasion, receive an additional equity-based award when they are first hired by the Company, when they are promoted to a new position, or when there is a special consideration related to an executive that the Committee seeks to address. In all cases of these awards, the grant date occurs after the award is approved.

[1]	Run rate is generally a measure of the number of shares underlying equity-based awards granted to employees in a given year as a percentage of the number of shares issued and outstanding as of the end of such year. Overhang is generally a measure of the number of shares authorized to be issued pursuant to employee awards, whether outstanding or to be granted in the future (“Plan Shares”), as a percentage of the number of shares issued and outstanding at a given point in time plus the Plan Shares.

          Pricing of Stock Options. Throughout the Company’s history, the exercise price of stock options has been equal to the fair market value of PBG common stock on the grant date. PBG has never repriced stock options. Under the LTIP, Fair Market Value is defined as the average of the high and low sales prices of PBG common stock as recorded on the New York Stock Exchange (“NYSE”) on the grant date, rounded up to the nearest penny.
          SEC regulations governing the content of the tables that appear below establish the closing price of PBG common stock on the grant date as the indicator of Fair Market Value and require companies to include an additional column to the table entitled Grants of Plan-Based Awards in Fiscal Year 2006 if the closing price is higher than the exercise price. Because PBG’s methodology is different than that selected by the SEC (i.e., we use the average price on the grant date), the closing price on March 1, one of the two days on which the Committee granted options to Named Executive Officers in 2006, was slightly higher than the exercise price of the options granted on that date. For the other day, July 24, the closing price was lower than the exercise price. We have included information regarding the different prices on both grant dates in the table that appears below.
          The Committee believes its stock option pricing methodology is an accurate representation of the Fair Market Value of PBG common stock on the grant date. While the Committee has not approved any change to this methodology, the Committee will continue to monitor market practice in light of the SEC’s regulations that identify closing price as the proxy for fair market value of the underlying stock on the grant date.
     9. Perquisites
          PBG has a practice of providing senior executives with limited perquisites, which is consistent with its policy of ensuring that a majority of senior executives’ pay is performance-based. The value of the perquisites provided to each Named Executive Officer is indicated in the footnotes to the Summary Compensation Table below.
          Certain perquisites provided to our senior executives are services or benefits designed to ensure that executives are fully focused on their responsibilities to the Company. For example, PBG makes annual physicals available to our senior executives so that they can efficiently address this important personal issue and, therefore, maximize their productivity at work. Other perquisites, such as our Company car program, simply represent a Company choice on how to deliver fixed pay to our executives.
          PBG also provides certain specific perquisites to senior executives who move to and work in international locations. Such perquisites are provided based on local and competitive practices. Perquisites such as security and housing allowances are typical in the international marketplace and are designed to ensure that the executive maintains a standard of living consistent with that of his or her home country and to encourage executives to accept the position and live within the market in which they work.
          For certain perquisites, the Company reimburses (or “grosses-up”) the executive for the tax liability resulting from the income imputed to the executive in connection with the perquisite. PBG does so because it does not want the provision of such perquisites to result in a financial penalty to the executive and potentially discourage the executive from taking advantage of the perquisite. Thus, for example, PBG grosses-up an executive with respect to his or her annual physical. PBG does not, however, gross-up perquisites with respect to which the Company does not have an interest in encouraging, such as our executives’ limited personal use of corporate transportation.
     10. Stock Ownership Guidelines
          To achieve the program objective of aligning shareholder and executive interests, the Committee believes that our business leaders must have significant personal financial exposure to PBG common stock. The Committee, therefore, has established stock ownership guidelines for the Company’s key senior executives and directors. These guidelines are described in PBG’s Proxy Statement.
     11. Trading Windows / Hedging
          PBG restricts the ability of certain employees to freely trade in PBG common stock because of their periodic access to material non-public information regarding PBG. As discussed in the Corporate Governance section of PBG’s Proxy Statement, under the PBG Insider Trading Policy, all of our key executives (including the Named Executive Officers) are permitted to purchase and sell PBG common stock and exercise PBG stock options only during limited quarterly trading windows. In addition, under the PBG Worldwide Code of Conduct, all employees, including our Named Executive Officers, are prohibited from hedging against or speculating in the potential changes in the value of PBG common stock.
     12. Compensation Recovery for Misconduct
     We believe our executives and, in particular, our senior executives conduct PBG business with the highest integrity and in full compliance with the PBG Worldwide Code of Conduct. Each executive annually certifies to his or her compliance with the Code of Conduct, and PBG maintains an internal, online training program for executives with respect to various aspects of the Code of Conduct.
          The Committee nevertheless believes it appropriate to ensure that PBG’s compensation plans and agreements provide for financial penalties to an executive who engages in fraudulent or other inappropriate conduct. Therefore, the

Committee has included as a term of all equity-based awards that in the event the Committee determines that an executive has engaged in “Misconduct” (which is defined in the LTIP to include, among other things, a violation of the Code of Conduct), then all of the executive’s then outstanding equity-based awards shall be immediately forfeited and the Committee, in its discretion, may require the executive to repay to the Company all gains realized by the executive in connection with any PBG equity-based award (e.g., through option exercises or the vesting of RSUs) during the twelve-month period preceding the date the Misconduct occurred. This latter concept of repayment is commonly referred to as a “claw back” provision.
          As a majority of the compensation paid to an executive at the vice president level or higher is equity-based, the Committee believes our approach to compensation recovery through the LTIP is the most direct and appropriate for PBG.
     13. Employment / Severance Agreements
          Neither our CEO nor any other Named Executive Officer has (or ever has had) an individual employment or severance agreement with the Company entitling him to base salary, cash bonus, perquisites, or new equity grants following termination of employment.
          Indeed, as a matter of policy and practice, PBG does not generally enter into any individual agreements with executives. There are limited exceptions to this policy. First, in connection with the involuntary termination of an executive, the Company has, in light of the circumstances of the specific situation, entered into appropriate severance or settlement agreements. Second, in the case of an executive’s retirement, the Company has, on rare occasion, entered into a short-term consulting arrangement with the retired executive to ensure a proper transfer of the business knowledge the retired executive possesses. Finally, PBG’s standard long-term incentive award agreement that applies to all executives typically provides for the accelerated vesting of outstanding, unvested awards in the case of the executive’s death, disability or retirement. With respect to our CEO and other Named Executive Officers, the value of these benefits is summarized in the table below entitled Potential Payments Upon Termination or Change in Control.
     14. Approved Transfers To/From PepsiCo
          PBG maintains a policy intended to facilitate the transfer of employees between PBG and PepsiCo. The two companies may, on a limited and mutually agreed basis, exchange employees who are considered necessary or useful to the other’s business (“Approved Transfers”). Certain of PBG’s benefit and compensation programs (as well as PepsiCo’s) are designed to prevent an Approved Transfer’s loss of compensation and benefits that would otherwise occur upon termination of his or her employment from the transferring company. For example, at the receiving company, Approved Transfers receive pension plan service credit for all years of service with the transferring company. Also, upon transfer, Approved Transfers vest in their transferring company equity awards rather than forfeit them as would otherwise be the case upon a termination of employment.
          One of our Named Executive Officers, Mr. Drewes, was an Approved Transfer from PepsiCo. As discussed in the footnotes to the Pension Benefits Table below, Mr. Drewes is eligible for pension benefits attributable to his service at PepsiCo prior to transfer. The Potential Payments Upon Termination of Employment or Change In Control section below sets forth in more detail the various compensation and benefits available to Approved Transfers.
     15. Change in Control Protections
          PBG was spun off from PepsiCo in 1999, and PepsiCo holds approximately 44% of the voting power of PBG common stock. In addition, our authority to make, sell and deliver Pepsi-Cola products is governed by PBG’s Master Bottling Agreement with PepsiCo. If this agreement was terminated, we would lose the ability to sell Pepsi-Cola products.
          The Master Bottling Agreement explicitly provides that PepsiCo may terminate the agreement in the event that, without PepsiCo’s consent, any person or entity acquires more than 15% of PBG’s common stock or PBG disposes of substantially all of its bottling assets. As such, an acquisition of PBG can only practically occur with PepsiCo’s consent. Given this protection against a non-PepsiCo approved acquisition, the only change in control protection provided through the PBG executive compensation program is a term of the LTIP, which provides for the accelerated vesting of all outstanding, unvested equity-based awards at the time of a change in control of PBG. Given the important relationship PBG has with PepsiCo, the definition of change in control under the LTIP includes, among several other events, the acquisition by any person or entity of 20% or more of PepsiCo’s outstanding voting securities.
          The Committee believes the protection under the LTIP is appropriate to motivate executives to remain with PBG in the unlikely event there arises a possibility of PBG’s change in control. With respect to our CEO and other Named Executive Officers, the value of the change in control benefits provided under the LTIP is summarized in the section below entitled Potential Payments Upon Termination or Change in Control. The Company does not gross-up any executive for potential excise taxes that may be incurred in connection with a change in control.
     16. Deductibility of Compensation Expenses
          Pursuant to Section 162(m) of the Internal Revenue Code, certain compensation paid to the CEO and other Named Executive Officers in excess of $1 million is not tax deductible, except to the extent such excess compensation is performance-based. The Committee has and will continue to carefully consider the impact of Section 162(m) when establishing the target compensation for executive officers. For 2006, we believe that substantially all of the compensation paid to our executive officers satisfies the requirements for deductibility under Section 162(m).
          As one of PBG’s primary program objectives, however, the Committee seeks to design the executive compensation program in a manner that furthers the best interests of the Company and PBG’s shareholders. In certain cases, the Committee may determine that the amount of tax deductions lost is insignificant when compared to the potential opportunity a compensation program provides for creating shareholder value. The Committee therefore retains the ability to pay appropriate compensation to our executive officers, even if some of such compensation is non-deductible.
Executive Compensation Elements
     1. Base Salary
          Under PBG’s executive compensation program, the Company’s budget for base salary merit raises in 2006 was consistent with the market and our industry. In accordance with our practices with respect to individual raises, the level of merit increase in the base salary for each Named Executive Officer in 2006 took into consideration the performance of the Company and the executive, any increase in the executive’s responsibilities, and an analysis of whether the executive’s base salary was within the third quartile of PBG’s peer group. The base salary paid to each Named Executive Officer is set forth below in the Summary Compensation Table.
     2. Annual Non-Equity Incentive Award
          The Committee established the 2006 annual incentive targets for our executives in February 2006.
          Maximum / Target Award Amounts. With respect to our Named Executive Officers, the Committee established specific EPS goals to determine the maximum bonus payable to each individual for purposes of Section 162(m). The Committee, in consultation with its independent compensation consultant, then established a specific annual incentive target award for each Named Executive Officer in order to guide the Committee’s negative discretion with respect to the actual bonus paid to each executive. Each target award was expressed as a percentage of the executive’s base salary and is set out in the narrative to the Summary Compensation Table and Grant of Plan-Based Awards Table. Consistent with the Committee’s decision to reallocate some of the value provided under the compensation program from equity-based awards to cash-based awards (see “Executive Compensation Policies and Practices: Cash Versus Equity-Based Compensation” above), the Committee in 2006 increased by ten percent the annual incentive target awards that had been in effect for 2005 for Messrs. Cahill and Drewes and Ms. Forster. The Committee determined to keep Mr. Foss’ 2006 annual incentive target at the same level as his 2005 target in light of the Committee’s review of market data for positions similar to Mr. Foss’.
          The Committee later approved increased target awards for Mr. Foss in connection with his mid-year promotion. The Committee determined that the increase properly reflected Mr. Foss’ increased responsibilities. The Committee, however, implemented the increase prospectively such that Mr. Foss’ full-year target represented a blended target calculated based on the targets applicable in each his prior and new positions.
          Performance Goals. To further guide the Committee’s discretion as to the actual bonus paid to the Named Executive Officers, the Committee established quantitative performance targets based on EPS, volume of product sold and operating free cash flow. The specific targets are set out in the narrative to the Summary Compensation Table and Grant of Plan-Based Awards Table and are consistent with the guidance PBG provided to the external market at the start of 2006. In approving the actual bonus paid to Mr. Cahill, the Committee also determined in February 2006 to consider performance against certain qualitative factors, including organizational capability, strategic long-term growth and a strengthened senior leadership team.
          Actual Awards. In February 2007, the Committee determined that PBG’s EPS performance in 2006 resulted in a maximum bonus of $5 million payable to each Named Executive Officer under Section 162(m). The Committee then reviewed PBG’s 2006 performance against the pre-established EPS, volume and operating free cash flow targets, which the Committee uses to guide its negative discretion in determining the actual bonus payable to each senior executive. The Committee concluded that PBG had performed above target with respect to each performance criterion and, as a result, determined to pay each senior executive, other than Mr. Cahill, a bonus equal to 125% of the executive’s individual target award. The Committee believed this percentage reflected the Company’s 2006 performance and was consistent with its policy to pay above-target compensation in years where the Company has above-target performance.
          With respect to Mr. Cahill, the Committee determined not to exercise its negative discretion and to award Mr. Cahill the maximum bonus of $5 million. While in every instance of the Company’s history, the Committee has utilized its negative discretion to pay an amount that is significantly less than the maximum bonus amount, the Committee determined that Mr. Cahill’s exceptional efforts and success in planning for and ensuring a smooth and effective transition of his CEO responsibilities warranted the bonus payment.
     3. Long-Term Incentive
          Consistent with its established practice, the Committee approved the 2006 long-term incentive awards for each of our Named Executive Officers after reviewing comparative market data for both total compensation and long-term incentives. The Committee also implemented its decision to reduce the value of the long-term incentive and increase the value of the annual incentive targets for 2006 (see “Executive Compensation Policies and Practices: Cash Versus Equity-Based Compensation” above). As a result, the 2006 long-term incentive awards granted to our Named Executive Officers were, on average, less than the 2005 awards. When included with the base salary and annual incentive increases, however, the total compensation for our Named Executive Officers was increased by around 3.5%, which was in line with the base salary raises for all Company employees as well as the market for total compensation paid to senior executives.
          The 2006 awards to our Named Executive Officers included the same terms and conditions as the awards to all other executives, except that consistent with its practice (see “Executive Compensation Policies and Practices: Performance Targets” above) the Committee made the vesting of the RSU award granted to our Named Executive Officers subject to the achievement of a 2006 EPS performance target. In February 2007, the Committee determined that the 2006 EPS target had been satisfied, such that each Named Executive Officer will vest in his 2006 long-term incentive award if he remains employed by the Company through March 1, 2009. The terms and conditions of the long-term incentive awards, as well as the 2006 EPS target, are set out in the narrative to the Summary Compensation Table and Grant of Plan-Based Awards Table.
          Mr. Foss’ July 2006 Stock Option Award. In connection with his promotion to President and CEO of PBG in July 2006, the Committee determined to award Mr. Foss a special stock option award. The Committee believed the award was an important way to recognize the Board’s confidence in Mr. Foss’ future contributions as President and CEO and to strengthen the retentive nature of Mr. Foss’ long-term incentive compensation. The award was also consistent with PBG’s past practice with respect to senior-level promotions as well as market practice.
          Notwithstanding the Committee’s practice of establishing the grant date of an equity-based award to a newly-promoted executive as the effective date of the promotion, the Committee, upon recommendation of its independent compensation consultant, granted the stock options to Mr. Foss on July 24, 2006, two trading days following the effective date of his being promoted to CEO. PBG issued a press release on July 20, 2006 announcing its change in CEO from Mr. Cahill to Mr. Foss. Due to the significance of this announcement, the Committee decided to postpone for two trading days the grant date of Mr. Foss’ stock option award so that the grant price of the options was established only after any impact of the announcement was reflected in the market value of PBG stock. The Fair Market Value of PBG common stock on the date of the announcement was $34.00 and on the grant date was $33.77.
     4. Perquisites
          In 2006, limited perquisites were provided to our Named Executive Officers, consistent with the Company practice described above under “Executive Compensation Policies and Practices: Perquisites.” These perquisites are described in the footnotes to the Summary Compensation Table.
     5. Pension
          PBG maintains a qualified defined benefit pension plan for essentially all U.S. employees hired before 2007 and a non-qualified defined benefit pension plan (the “Excess Plan”) for such employees with annual compensation or pension benefits in excess of the limits imposed by the IRS. The Excess Plan provides for a benefit under the same benefit formula as provided under the qualified plan, but without regard to the IRS limits. The terms of these plans are essentially the same for all participating employees and are described in the narrative to the Pension Benefits Table. Our Named Executive Officers participate in these plans.
          The Company does not provide any special pension plan formulas or provisions specifically for our Named Executive Officers.
     6. 401(k) / Non-Qualified Deferred Compensation
          In 2006, our Named Executive Officers participated in the same PBG 401(k) program as provided to other U.S. employees. The Company did not provide any special 401(k) benefits to our Named Executive Officers.
          PBG also maintains an Executive Income Deferral Program (the “Deferral Program”), through which all Company executives paid in U.S. dollars, including the Named Executive Officers, may elect to defer all or part of their base salaries and/or their annual cash bonus. PBG makes the Deferral Program available to executives so they have the opportunity to defer all or a portion of their cash compensation without regard to the limit imposed by the IRS for amounts that may be deferred under the 401(k) plan. The material terms of the Deferral Program are described below in the narrative to the Nonqualified Deferred Compensation Table.

2006 SUMMARY COMPENSATION TABLE

						Change in Pension
						Value and
						Nonqualified
					Non-Equity	Deferred
			Stock	Option	Incentive Plan	Compensation	All Other
		Salary	Awards	Awards	Compensation	Earnings	Compensation		Total
Name and Principal Position	Year	($)	($)(1)	($)(1)	($)(2)	($)(3)	($)(4)		($)

John T. Cahill(5) Principal Executive Officer	2006	$1,025,000 (6)	$3,368,536	$4,941,055	$5,000,000 (7)	$660,000	$77,708	(8)	$15,072,299
Eric J. Foss(9) Principal Executive Officer	2006	754,500	975,979	2,025,066	1,289,000	387,000	64,513	(10)	5,496,058
Alfred H. Drewes Principal Financial Officer	2006	425,385	139,141	899,853	456,150	180,000	69,442	(11)	2,169,971
Andrea L. Forster Principal Accounting Officer	2006	262,692	80,010	399,663	214,980	65,000	29,436	(12)	1,051,781

1.	The amount included in this column is the compensation cost recognized by PBG in fiscal year 2006 related to the executive’s outstanding equity awards that were unvested for all or any part of 2006, calculated in accordance with SFAS 123R without regard to forfeiture estimates. This amount encompasses equity awards that were granted in 2001, 2003, 2004, 2005 and 2006 and was determined using the assumptions set forth in Note 4, Share-Based Compensation, to PBG’s Annual Report on Form 10-K for the fiscal year ended December 30, 2006 (for 2006, 2005 and 2004 awards) and Note 11, Employee Stock Option Plans, to PBG’s Annual Report on Form 10-K for the fiscal year ended December 27, 2003 (for 2003 and 2001 awards).

2.	In past years, these amounts were reflected in a “Bonus” column of PBG’s Summary Compensation Table.

3.	This amount reflects the aggregate change in 2006 in the actuarial present value of the executive’s accumulated benefit under all PBG-sponsored defined benefit pension plans in which the executive participates calculated based on the material assumptions set forth in Note 14, Pension and Postretirement Medical Benefit Plans, to PBG’s Annual Report on Form 10-K for the fiscal year ended December 30, 2006 and Note 12, Pension Postretirement Medical Benefit Plans, to PBG’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005.

4.	PBG purchases club memberships, season tickets and passes to various sporting events and other venues for purposes of business entertainment. On limited occasions, one or more of the Named Executive Officers (as well as other employees of the Company) may use such memberships, tickets or passes for personal use. There is no incremental cost to the Company in such circumstances. Therefore, no cost of such memberships, tickets and passes is reflected in the “All Other Compensation” column.

5.	Mr. Cahill relinquished his position as Bottling LLC’s Principal Executive Officer effective July 20, 2006.

6.	The amount of Mr. Cahill’s salary in excess of $1,000,000 ($25,000) was made subject to mandatory deferral under the PBG Executive Income Deferral Program until his termination of employment.

7.	As more fully described in the CD&A and footnote 4 to the Grants of Plan-Based Awards Table and the accompanying narrative, the Committee awarded this bonus amount to Mr. Cahill in recognition of his exceptional efforts and success in planning for and ensuring a smooth and effective transition of his CEO responsibilities. While this bonus amount is in excess of the maximum amount under PBG’s non-equity incentive program reflected in the Grants of Plan-Based Awards Table, it was not greater than the maximum payout amount established for purposes of Section 162(m) based on the 2006 EPS performance of PBG.

8.	This amount includes: (i) $43,497, which equals the total cost of all perquisites and personal benefits provided by PBG to Mr. Cahill, including an annual physical and travel expenses related to the annual physical, a car allowance and related car expenses, financial advisory services, and personal use of corporate ground transportation; (ii) $25,411, which equals all tax reimbursements paid to Mr. Cahill for the tax liability related to PBG provided perquisites and personal benefits, including his annual physical, car allowance and related car expenses, and financial advisory services; and (iii) a standard PBG matching contribution of $8,800 in PBG common stock to Mr. Cahill’s 401(k) account.

9.	Mr. Foss was appointed as Bottling LLC’s Principal Executive Officer on July 20, 2006.

10.	This amount includes: (i) $37,409, which equals the total cost of all perquisites and personal benefits provided by PBG to Mr. Foss, including an annual physical and travel expenses related to the annual physical, a car allowance, financial advisory services and personal use of corporate transportation; (ii) $18,304, which equals all tax reimbursements paid to Mr. Foss for the tax liability related to PBG provided perquisites and personal benefits, including his annual physical, car allowance, and financial advisory services; and (iii) a standard PBG matching contribution of $8,800 in PBG common stock to Mr. Foss’ 401(k) account.

11.	This amount includes: (i) $36,390, which equals the total cost of all perquisites and personal benefits provided by PBG to Mr. Drewes, including an annual physical and travel expenses related to the annual physical, a company car and related car expenses, financial advisory services and personal use of corporate ground transportation; (ii) $24,252, which equals all tax reimbursements paid to Mr. Drewes for the tax liability related to PBG provided perquisites and personal benefits, including his annual physical, a company car, and financial advisory services; and (iii) a standard PBG matching contribution of $8,800 in PBG common stock to Mr. Drewes’ 401(k) account.

12.	This amount includes: (i) $13,838, which equals the total cost of all perquisites and personal benefits provided by PBG to Ms. Forster, including a car allowance and related car expenses; (ii) $6,798, which equals all tax reimbursements paid to Ms. Forster for the tax liability related to PBG provided perquisites and personal benefits, including a car allowance and related car expenses; and (iii) a standard PBG matching contribution of $8,800 in PBG common stock to Ms. Forster’s 401(k) account.
GRANTS OF PLAN-BASED AWARDS IN FISCAL YEAR 2006

									All Other Option
			Estimated Possible Payouts Under			Estimated Future Payouts Under Equity			Awards: Number of	Exercise or Base	Closing	Grant Date Fair
			Non-Equity Incentive Plan Awards(1)			Incentive Plan Awards(2)			Securities	Price of Option	Market Price on	Value of Stock and
	Grant	Date of Board	Threshold	Target	Maximum	Threshold	Target		Underlying	Awards	Grant	Option Awards
Name	Date	Action	($)	($)	($)	(#)	(#)	Maximum (#)	Options (#)	($/Sh)	Date ($)	($)(3)

J. T. Cahill	—	02/02/2006	$123,000	$1,640,000	$3,280,000 (4)
	03/01/2006	02/02/2006					92,087					$2,699,991
	03/01/2006	02/02/2006							276,262	$29.32	$29.38	2,381,378

E. J. Foss	—	02/02/2006	77,297	1,030,625	2,061,250
	03/01/2006	02/02/2006					34,106					999,988
	03/01/2006	02/02/2006							102,319	29.32	29.38	881,990
	07/24/2006	07/19/2006							200,000	33.77	33.50	2,038,000

A. H. Drewes	—	02/02/2006	27,413	365,500	731,000
	03/01/2006	02/02/2006					17,053					499,994
	03/01/2006	02/02/2006							51,160	29.32	29.38	440,999

A. L. Forster	—	02/02/2006	12,919	172,250	344,500
	03/01/2006	02/02/2006					9,806					287,512
	03/01/2006	02/02/2006							29,417	29.32	29.38	253,575

1.	Amounts shown reflect the threshold, target and maximum payout amounts under PBG’s annual incentive program which is administered under the PBG shareholder-approved 2005 Executive Incentive Compensation Plan (“EICP”). The target amount is equal to a percentage of each executive’s salary, which for 2006 ranged from 65% to 160%, depending on the executive’s role and level of responsibility. The threshold amount equals the minimum amount payable (above zero) to the executive and the maximum amount equals 200% of the target amount. The actual payout amount is contingent upon satisfaction of certain performance criteria. Please refer to the narrative below for more detail regarding each executive’s target amount, the specific performance criteria used to determine the actual payout and how such payout is typically the result of the Committee’s exercise of negative discretion with respect to separate maximum payout amounts established for purposes of Section 162(m).

2.	The 2006 restricted stock unit awards were made under the LTIP, which was approved by PBG shareholders in 2005.

3.	The assumptions used in calculating the SFAS 123R grant date fair value of the option awards and stock awards are set forth in Note 4, Share-Based Compensation, to PBG’s Annual Report on Form 10-K for the fiscal year ended December 30, 2006, which is available at www.pbg.com.

4.	As more fully described in the CD&A, footnote 1 above and the accompanying narrative, the Committee typically uses the above-stated threshold, target and maximum amounts to guide the Committee’s negative discretion in determining the actual amount paid within the maximum amount established by the Committee for purposes of Section 162(m). For 2006, based on PBG’s 2006 EPS performance, the Committee determined that the maximum amount payable to each Named Executive Officer for purposes of Section 162(m) was $5 million. In every instance of PBG’s history, the Committee has utilized its negative discretion to pay an amount that is significantly less than the Section 162(m) maximum amount and often much less than the maximum amount stated above. In light of Mr. Cahill’s exceptional efforts and success in planning for and ensuring a smooth and effective transition of his CEO responsibilities, however, the Committee determined not to exercise its negative discretion for 2006 and to award Mr. Cahill the Section 162(m) maximum amount of $5 million. This amount is reflected in the “Non-Equity Incentive Plan Compensation” column of the Summary Compensation Table above. As the Committee’s decision not to exercise its negative discretion with respect to Mr. Cahill’s 2006 award is not reflective of the Committee’s typical practice, PBG determined it more appropriate to state as the maximum amount in the above table the maximum amount established by the Committee consistent with the framework typically applied and, in fact, utilized with respect to all other PBG executives in 2006.
Narrative to Summary Compensation and Grants of Plan-Based Awards Tables
     Salary. The 2006 annual salary of each Named Executive Officer is set forth in the “Salary” column of the Summary Compensation Table. Compensation levels for each of the Named Executive Officers are at the discretion of the Committee. There are no written or unwritten employment agreements with any Named Executive Officer. A salary increase or decrease for a Named Executive Officer may be approved by the Committee at any time in the Committee’s sole discretion. Typically, the Committee considers salary increases during the year for each of the Named Executive Officers based on considerations such as the performance of PBG and the executive and any increase in the executive’s responsibilities.
     Stock Awards. Awards of RSUs are made under the LTIP in the discretion of the Committee. RSU awards were approved by the Committee in February 2006, with a grant date of March 1, 2006, to all executives of PBG, including the Named Executive Officers. The number of RSUs awarded was determined based on an award value established by the Committee for each executive. The actual number of RSUs awarded was calculated by dividing the respective award value by the “Fair Market Value” of a share of PBG common stock on the grant date rounded up to the next whole share. The LTIP defines Fair Market Value as the average of the high and low sales price for PBG common stock as reported on NYSE on the grant date.
     Vesting of the RSUs awarded to the Named Executive Officers in 2006 was made subject to the achievement of a pre-established EPS performance goal as well as continued employment for three years. The EPS performance goal for 2006 was $0.50. In February 2007, the Committee determined that this EPS goal was met. Thus, the RSUs will fully vest after three years provided the Named Executive Officer remains continuously employed through the third anniversary of the grant date. The RSUs will be credited with dividend equivalents in the form of additional RSUs at the same time and in the same amount as dividends are paid to shareholders of PBG. If the underlying RSUs do not vest, no dividend equivalents are paid. RSUs are paid out in shares of PBG common stock upon vesting. Vesting of the RSUs in the event of death, disability, retirement, or Approved Transfer is the same as described below for stock options. RSUs vest and are paid out upon the occurrence of a “Change In Control” as defined under the LTIP (“CIC”), as more fully discussed in the narrative and accompanying tables entitled Potential Payments Upon Termination or Change in Control. RSUs and shares received upon certain prior payouts of RSUs, are subject to forfeiture in the event an executive engages in Misconduct.
     Option Awards. Stock option awards are made under the LTIP in the discretion of the Committee. Stock option awards were approved by the Committee in February 2006, with a grant date of March 1, 2006, to all executives of PBG, including the Named Executive Officers. The grant price was equal to the Fair Market Value of a share of PBG common stock on the grant date, rounded to the nearest penny. The stock options have a term of ten years and no dividends or dividend rights are payable with respect to the stock options.
     The 2006 stock option awards for all executives, including the Named Executive Officers, become exercisable in one-third increments, on the first, second and third anniversary of the grant date provided the executive is actively employed on each such date. However, the vesting is accelerated in the event of death, disability, retirement, a CIC or a PBG Approved Transfer to PepsiCo. In the event of death or Approved Transfer to PepsiCo, unvested stock options fully vest immediately. In the event of retirement or disability, unvested stock options immediately vest in proportion to the number of months of active employment during the vesting period over the total number of months in such period. In the event of death, disability, retirement or an Approved Transfer to PepsiCo, the vested options remain exercisable for the remainder of their original ten-year term, provided that in the case of an Approved Transfer, the Named Executive Officer remains actively employed at PepsiCo. In the event of a subsequent termination of employment from PepsiCo, the Named Executive Officer must exercise vested stock options within 90 calendar days of termination or the stock options are automatically cancelled. Vesting is also accelerated upon the occurrence of a CIC as more fully discussed in the narrative and accompanying tables entitled Potential Payments Upon Termination or Change in Control. Stock option awards, including certain gains on previously exercised stock options, are subject to forfeiture in the event an executive engages in Misconduct.
     On July 24, 2006, Mr. Foss received a supplemental stock option award in connection with his becoming Chief Executive Officer of PBG. The grant price for these stock options was equal to the Fair Market Value of PBG common stock on the grant date. These options become exercisable on the fifth anniversary of the grant date, provided Mr. Foss remains continuously employed through such date, subject to the special rules regarding death and disability described above.
     Non-Equity Incentive Plan Compensation. The 2006 annual, performance-based cash bonuses paid to the Named Executive Officers are shown in the new “Non-Equity Incentive Plan Compensation” column of the Summary Compensation Table. In past years, these amounts were reflected in the “Bonus” column of the Summary Compensation Table. These amounts were paid under the EICP which was approved by PBG shareholders in 2005. Shareholder approval of the EICP was required under Section 162(m) of the Internal Revenue Code (“Code”) in order to ensure that PBG may recognize a tax deduction with respect to such awards.
     The Section 162(m) Goal and Maximum Payout Amount. In February 2006, the Committee established specific PBG EPS performance goals, the achievement of which in turn established the maximum annual non-equity incentive award payable to each Named Executive Officer. This EPS goal and maximum payout amount were established in order to comply with Section 162(m) of the Code (“162(m) EPS Goal”) and to ensure that no bonus is payable if PBG performs significantly below expectations. Typically, the maximum incentive award payout is not paid to the Named Executive Officers even when the 162(m) EPS Goal has been met. Based on PBG’s 2006 EPS performance, the Committee determined that the maximum payout amount was $5 million.
     Committee Discretion. Subject to the achievement of the overarching 162(m) EPS Goal, and notwithstanding the individual maximum payout amount, the Committee typically uses its negative discretion to determine each executive’s actual award, if any, which is never greater, and typically much less, than the maximum payout amount established for purposes of Section 162(m) of the Code. In doing so, the Committee considers performance against pre-established quantitative and qualitative factors and establishes a minimum, target and maximum payout amount for each Named Executive Officer. These payout amounts are based upon a percentage of the Named Executive Officer’s annual salary and vary among Named Executive Officers depending in large part on their role and level of responsibility within PBG. The maximum amount equals 200% of the executive’s target amount. During 2006, Mr. Foss’ 2006 target payout was increased from 115% to 130% upon his promotion to President and Chief Executive Officer of PBG. The increased target amount for Mr. Foss only applied prospectively from his date of promotion resulting in a blended annual target payout of 121%.
     In 2006, the target for each Named Executive Officer was as follows:

Name	Target (% of Salary)
John T. Cahill	160%
Eric J. Foss	121%
Alfred H. Drewes	85%
Andrea L. Forster	65%
     Performance Factors. To guide its discretion regarding the actual award payable to each executive, in February 2006, the Committee established quantitative performance factors. The measures used by the Committee were PBG’s 2006 EPS, PBG’s growth in case volume over prior year and PBG’s operating free cash flow, and the factors applied to each executive’s target payout were as follows: 50% of the target payout was based on PBG’s achievement of EPS of $1.80, 30% of target was based on increased case volume of 2.9% and 20% of target was based on the achievement of operating free cash flow of $510,000,000. Each of these quantitative performance factors was consistent with PBG’s external guidance at the start of 2006. The Committee additionally considered pre-established qualitative factors in assessing the performance of PBG’s CEO. The qualitative factors considered by the Committee were: organizational capability, strategic long-term growth and a strengthened senior leadership team.
     Results and Payouts. In February 2007, the Committee determined that each Named Executive Officer, other than Mr. Cahill, was eligible to receive a 2006 annual incentive award equal to 125% of his target payout based on PBG’s achievement of adjusted EPS of $1.85, volume growth of 3.3% and operating free cash flow of $522,000,000. With respect to Mr. Cahill, the Committee determined to award Mr. Cahill a 2006 bonus equal to the Section 162(m) maximum amount of $5 million in light of Mr. Cahill’s exceptional efforts and success in planning for and ensuring a smooth and effective transition of his CEO responsibilities. This amount is reflected in the “Non-Equity Incentive Plan Compensation” column of the Summary Compensation Table.
     Change in Pension Value and Nonqualified Deferred Compensation Earnings. The material terms of the pension plans governing the pension benefits provided to the Named Executive Officers are more fully discussed in the narrative accompanying the Pension Benefits Table. The material terms of the non-qualified elective deferred compensation plan are more fully discussed in the narrative accompanying the Nonqualified Deferred Compensation Table.
     All Other Compensation. The perquisites, tax reimbursements and all other compensation paid to or on behalf of the Named Executive Officers during 2006 are described fully in the footnotes to the Summary Compensation Table.
     Proportion of Salary to Total Compensation. As noted in the CD&A, we believe that the total compensation of PBG’s business leaders should be closely tied to the performance of PBG. Therefore, the percentage of total compensation that is fixed generally decreases as the level of the executive increases. This is reflected in the ratio of salary in proportion to total compensation for each Named Executive Officer. In 2006, the ratio of salary in proportion to total compensation for Messrs. Cahill, Foss and Drewes and Ms. Forster was approximately 6.80%, 13.73%, 19.60% and 24.98%, respectively.

OUTSTANDING EQUITY AWARDS AT 2006 FISCAL YEAR-END

	Option Awards						Stock Awards
			Number of	Number of
			Securities	Securities					Number of Shares		Market Value of Shares
			Underlying	Underlying					or Units of Stock That		or Units of Stock
			Unexercised Options	Unexercised Options	Option Exercise	Option			Have		That Have
			(#)	(#)	Price	Expiration			Not Vested		Not Vested
Name	Grant Date		Exercisable	Unexercisable	($)	Date	Grant Date		(#)		($)(22)

John T. Cahill	03/01/2004	(1)	0	222,457	29.50	03/29/2014	10/07/2005	(14)	179,598		$5,551,374
	03/01/2005	(2)	0	465,929	28.25	02/28/2015	03/01/2006	(16)	92,932	(18)	2,872,528
	03/01/2006	(3)	0	276,262	29.32	02/29/2016

Eric J. Foss	03/01/2001	(4)	60,000	0	20.50	03/29/2011	10/07/2005	(15)	125,718		3,885,943
	09/19/2001	(5)	160,000	0	22.50	09/30/2011	03/01/2006	(16)	34,419	(19)	1,063,891
	03/01/2002	(6)	145,743	0	25.25	03/29/2012
	03/01/2003	(7)	223,404	0	23.50	03/29/2013
	03/01/2004	(8)	91,187	91,186	29.50	03/29/2014
	03/01/2005	(9)	53,098	159,291	28.25	02/28/2015
	03/01/2006	(3)	0	102,319	29.32	02/29/2016
	7/24/2006	(10)	0	200,000	33.77	07/23/2016

Alfred H. Drewes	06/25/2001	(11)	69,758	0	20.625	03/29/2011	03/01/2006	(16)	17,210	(20)	531,961
	03/01/2002	(6)	113,109	0	25.25	03/29/2012
	03/01/2003	(7)	127,660	0	23.50	03/29/2013
	03/01/2004	(8)	52,204	52,203	29.50	03/29/2014
	03/01/2005	(9)	28,319	84,955	28.25	02/28/2015
	03/01/2006	(3)	0	51,160	29.32	02/29/2016

Andrea L. Forster	03/30/1999	(12)	35,114	0	11.50	03/29/2009	03/01/2006	(17)	9,896	(21)	305,885
	02/01/2001	(13)	8,110	0	19.50	01/31/2011
	03/01/2001	(4)	35,512	0	20.50	03/29/2011
	03/01/2002	(6)	29,941	0	25.25	03/29/2012
	03/01/2003	(7)	34,043	0	23.50	03/29/2013
	03/01/2004	(8)	22,882	22,881	29.50	03/29/2014
	03/01/2005	(9)	12,850	38,548	28.25	02/28/2015
	03/01/2006	(3)	0	29,417	29.32	02/29/2016

1.	These 2004 stock options vest on March 30, 2007, provided the executive remains employed through such date.

2.	The vesting schedule with respect to this 2005 stock option award is as follows: 155,310 options will vest and become exercisable on March 30, 2007; and the remaining 310,619 options will vest and become exercisable on March 30, 2008, provided the executive remains employed through the applicable vesting dates.

3.	The vesting schedule with respect to this 2006 stock option award is as follows: 33% of the options vest and become exercisable on March 1, 2007; 33% of the options vest and become exercisable on March 1, 2008; and (iii) the remaining 34% of the options vest and become exercisable on March 1, 2009, provided the executive remains employed through the applicable vesting dates.

4.	The vesting schedule with respect to this 2001 stock option award is as follows: 25% of the options vested and became exercisable on March 30, 2002; 25% of the options vested and became exercisable on March 30, 2003; and the remaining 50% of the options vested and became exercisable on March 30, 2004.

5.	This stock option award vested and became exercisable on September 30, 2006.

6.	The vesting schedule with respect to this 2002 stock option award is as follows: 25% of the options vested and became exercisable on March 30, 2003; 25% of the options vested and became exercisable on March 30, 2004; and the remaining 50% of the options vested and became exercisable on March 30, 2005.

7.	The vesting schedule with respect to this 2003 stock option award is as follows: 25% of the options vested and became exercisable on March 30, 2004; 25% of the options vested and became exercisable on March 30, 2005; and the remaining 50% of the options vested and became exercisable on March 30, 2006.

8.	The vesting schedule with respect to this 2004 stock option award is as follows: 25% of the options vested and became exercisable on March 30, 2005; 25% of the options vested and became exercisable on March 30, 2006; and the remaining 50% of the options vest and become exercisable on March 30, 2007, provided the executive remains employed through the applicable vesting dates.

9.	The vesting schedule with respect to this 2005 stock option award is as follows: 25% of the options vested and became exercisable on March 30, 2006; 25% of the options vest and become exercisable on March 30, 2007; and the remaining 50% of the options vest and become exercisable on March 30, 2008, provided the executive remains employed through the applicable vesting dates.

10.	This stock option award was granted to Mr. Foss in recognition of his new role and responsibilities as President and Chief Executive Officer of PBG. The award fully vests and becomes exercisable on July 24, 2011, provided Mr. Foss remains employed through such date.

11.	This stock option award vested and became exercisable on March 30, 2004.

12.	This stock option award vested and became exercisable on March 30, 2002.

13.	This stock option award vested and became exercisable on February 1, 2001.

14.	Since the pre-established PBG earnings per share performance target was met, these restricted stock units vest as follows: 33% on December 31, 2006; 33% on December 31, 2007; and 34% on December 31, 2008, provided the executive remains employed through the applicable vesting dates.

15.	Since the pre-established PBG earnings per share performance target was met, these restricted stock units fully vest on October 7, 2010, provided the executive remains employed through October 7, 2010.

16.	Since the pre-established PBG earnings per share performance target was met, these restricted stock units fully vest on March 1, 2009, provided the executive remains employed through March 1, 2009.

17.	These restricted stock units fully vest on March 1, 2009, provided the executive remains employed through March 1, 2009.

18.	This amount includes 845 restricted stock units accumulated as a result of dividend equivalents credited to the executive at the same time and in the same amount as dividends were paid to shareholders of PBG common stock in accordance with the governing restricted stock unit agreement.

19.	This amount includes 313 restricted stock units accumulated as a result of dividend equivalents credited to the executive at the same time and in the same amount as dividends were paid to shareholders of PBG common stock in accordance with the governing restricted stock unit agreement.

20.	This amount includes 157 restricted stock units accumulated as a result of dividend equivalents credited to the executive at the same time and in the same amount as dividends were paid to shareholders of PBG common stock in accordance with the governing restricted stock unit agreement.

21.	This amount includes 90 restricted stock units accumulated as a result of dividend equivalents credited to the executive at the same time and in the same amount as dividends were paid to shareholders of PBG common stock in accordance with the governing restricted stock unit agreement.

22.	The closing price for a share of PBG common stock on December 29, 2006, the last trading day of PBG’s fiscal year, was $30.91.

OPTION EXERCISES AND STOCK VESTED IN FISCAL YEAR 2006

	Option Awards		Stock Awards
	Number of Shares	Value Realized	Number of Shares	Value Realized
Name	Acquired on Exercise (#)	on Exercise ($)(1)	Acquired on Vesting (#)	on Vesting ($)

John T. Cahill	1,989,053	$19,136,113	0 (2)	0

Eric J. Foss	165,364	1,996,956	0	0

Alfred H. Drewes	44,000	440,479	0	0

Andrea L. Forster	67,414	1,566,897	0	0

1.	The value realized on exercise reflects the pre-tax amount.

2.	One-third (59,267) of Mr. Cahill’s 2005 grant of restricted stock units vested on December 31, 2006, one day after PBG’s 2006 fiscal year end. The value realized upon vesting was $1,831,943, determined by multiplying the number of vested restricted stock units by the closing price of $30.91 on December 29, 2006, the last trading day immediately preceding the vesting date. The restricted stock units were settled in an equal number of shares of PBG common stock at vesting and such shares were mandatorily deferred for two years following the vesting date. During the deferral period, Mr. Cahill will accrue amounts equal to the dividends that are declared on PBG common stock. Payment will be made at the end of the deferral period in shares of PBG common stock.
PENSION BENEFITS FOR THE 2006 FISCAL YEAR

		Number of Years	Present Value of	Payments During
		Credited Service	Accumulated Benefit	Last Fiscal Year
Name	Plan Name	(#)(1)	($)(2)	($)

John T. Cahill	PBG Salaried Employees Retirement Plan	17.3	$307,000	$0
	PBG Pension Equalization Plan	17.3	2,724,000	0

Eric J. Foss	PBG Salaried Employees Retirement Plan	24.3	360,000	0
	PBG Pension Equalization Plan	24.3	1,676,000	0

Alfred H. Drewes	PBG Salaried Employees Retirement Plan	24.3 (3)	437,000	0
	PBG Pension Equalization Plan	24.3 (3)	1,162,000	0

Andrea L. Forster	PBG Salaried Employees Retirement Plan	19.1	270,000	0
	PBG Pension Equalization Plan	19.1	179,000	0

1.	The number of years of service shown for each executive includes service with PepsiCo, PBG’s parent company prior to March 31, 1999, at which time PBG became a separate, publicly traded company. The executive’s service with PepsiCo prior to March 31, 1999 has not been separately identified and the benefit attributable to such service has not been separately quantified for such period. Any benefit amount attributable to the executive’s service with PepsiCo after March 31, 1999 has been separately identified and quantified. In this regard, the period of PepsiCo service that Mr. Drewes accrued after PBG became a separate company has been separately identified and quantified in footnote 3. PBG’s policy for granting extra years of credited service is discussed in more detail in the CD&A and in the narrative that follows this table.

2.	The material assumptions used to quantify the present value of the accumulated benefit for each executive are set forth in Note 14, Pension and Postretirement Medical Benefit Plans, to PBG’s Annual Report on Form 10-K for the fiscal year ended December 30, 2006, which is available at www.pbg.com.

3.	Mr. Drewes transferred from PepsiCo on June 25, 2001. The years of credited service shown above include all prior PepsiCo service. However, only the portion of the pension benefit attributable to Mr. Drewes’ PepsiCo service that accrued after March 31, 1999 (two years of service) has been separately quantified as follows: $44,000 under the PBG Salaried Employees Retirement Plan and $66,000 under the PBG Pension Equalization Plan. PepsiCo transferred to the PBG Salaried Employees

Retirement Plan an amount equal to the present value of Mr. Drewes pension benefit under the PepsiCo Salaried Employees Retirement Plan at the time Mr. Drewes transferred to PBG.
Narrative to the Pension Benefits Table
     The PBG Salaried Employees Retirement Plan. The PBG Salaried Employees Retirement Plan (“Salaried Plan”), a tax qualified defined benefit pension plan, generally covers salaried employees in the U.S. who have completed one year of service. Benefits are payable under the Salaried Plan to participants with five or more years of service commencing on the later of age 65 or retirement. Benefits are determined based on a participant’s earnings (which generally include base pay or salary, regular bonuses, and short term disability pay; and exclude income resulting from equity awards, extraordinary bonuses, fringe benefits, and earnings that exceed the applicable dollar limit of Section 401(a)(17) of the Code) and credited service (generally, service as an eligible employee). The primary purpose of the Salaried Plan is to provide retirement income to eligible employees.
     The annual retirement benefit formula for a participant with at least five years of service on December 31, 1999 is (a) 3% of the participant’s average earnings in the five consecutive calendar years in which earnings were the highest for each year of credited service up to ten years, plus (b) an additional 1% of such average earnings for each year of credited service in excess of ten years, minus (c) 0.43% of average earnings up to the Social Security covered compensation multiplied by years of credited service up to 35 years (“Basic Formula”). If a participant did not have five years of service on December 31, 1999, the retirement benefit formula is 1% of the participant’s average earnings in the five consecutive calendar years in which earnings were the highest for each year of credited service (“Primary Formula”).
     A participant who has attained age 55 and completed ten years of vesting service may retire and begin receiving early retirement benefits. If the participant retires before age 62, benefits are reduced by 1/3 of 1% for each month (4% for each year) of payment before age 62.
     Retirees have several payment options under the Salaried Plan. With the exception of the single lump sum payment option, each payment form provides monthly retirement income for the life of the retiree. Survivor options provide for continuing payments in full or part for the life of a contingent annuitant and, if selected, the survivor option reduces the benefit payable to the participant during his or her lifetime.
     A participant with five or more years of service who terminates employment prior to attaining age 55 and completing ten years of service is entitled to a deferred vested benefit. The deferred vested benefit of a participant entitled to a benefit under the Basic Formula described above is equal to the Basic Formula amount calculated based on projected service to age 65 prorated by a fraction, the numerator of which is the participant’s credited service at termination of employment and the denominator of which is the participant’s potential credited service had the participant remained employed to age 65. The deferred vested benefit of a participant entitled to a benefit under the Primary Formula described above is the Primary Formula amount, determined based on earnings and credited service as of the date employment terminates. Deferred vested benefits are payable commencing at age 65. However, a participant may elect to commence benefits as early as age 55 on an actuarially reduced basis to reflect the longer payment period. Deferred vested benefits are payable in the form of a single life annuity or a joint and survivor annuity with the participant’s spouse as co-annuitant.
     The Salaried Plan also provides survivor spouse benefits in the event of a participant’s death prior to commencement of benefits under the Salaried Plan. After a participant’s benefits have commenced, any survivor benefits are determined by the form of payment elected by the participant.
     The Salaried Plan provides extra years of credited service for participants who become totally and permanently disabled after completing at least ten years of vesting service, and with respect to pre-participation service in connection with specified events such as plan mergers, acquired groups of employees, designated employees who transfer to PBG from PepsiCo, and other special circumstances. Salaried Plan benefits are generally offset by any other qualified plan benefit the participant is entitled to under a plan maintained or contributed to by PBG.
     The PBG Pension Equalization Plan. The PBG Pension Equalization Plan (“PEP”) is an unfunded nonqualified defined benefit pension plan designed to provide (i) additional benefits to participants whose Salaried Plan benefits are limited due to the annual compensation limit in Section 401(a)(17) of the Code and the annual benefit limit in Section 415 of the Code, and (ii) a subsidized 50% joint and survivor annuity for certain retirement eligible employees based on the Salaried Plan’s benefit formula using the participant’s total compensation including earnings that otherwise would be used to determine benefits payable under the Salaried Plan. Generally, a participant’s PEP benefit is payable under the same terms and conditions of the Salaried Plan and is equal to the Salaried Plan benefit, as determined without regard to the Code’s annual compensation limit and the annual benefit limit, less the actual benefit payable under the Salaried Plan. However, the PEP benefit of a participant who had eligible earnings in 1988 in excess of $75,000, including Mr. Drewes, is payable as a subsidized 50% joint and survivor annuity benefit. The subsidized 50% joint and survivor benefit pays an unreduced benefit for the lifetime of the participant and 50% of that benefit amount to the surviving spouse upon the death of the participant. If the participant terminates employment prior to attaining age 55 with ten or more years of service, the participant’s deferred vested PEP benefit is calculated based on projected service to age 65, then reduced based on actual credited service over projected service to age 65. PEP benefits are payable in various actuarially equivalent forms as elected by participants, including lump sums. In addition, if the lump sum value of the PEP benefit does not exceed $10,000, the benefit is paid as a single lump sum.

NONQUALIFIED DEFERRED COMPENSATION FOR THE 2006 FISCAL YEAR

				Aggregate	Aggregate
	Executive	Company	Aggregate Earnings	Withdrawals/	Balance
	Contributions	Contributions	in Last FY	Distributions	at Last FYE
Name	in Last FY ($)	in Last FY ($)	($)	($)	($)(7)

John T. Cahill	$25,000 (1)	$0	$875,178 (2)	$0	$7,765,275	(3)

Eric J. Foss	0	0	56,123	0	1,712,862	(4)

Alfred H. Drewes	0	0	137,328	0	1,863,997	(5)

Andrea L. Forster	163,623	0	65,028	0	982,822	(6)

1.	The Committee required that $25,000 of Mr. Cahill’s 2006 salary be deferred until his termination of employment. This amount is reported as Salary in the Summary Compensation Table.

2.	During 2006, a significant amount of Mr. Cahill’s deferred compensation was invested in phantom PBG common stock units and this amount reflects the performance of PBG common stock in 2006.

3.	$3,494,634 of Mr. Cahill’s aggregate balance was previously reported as compensation in Summary Compensation Tables for prior years.

4.	$1,062,235 of Mr. Foss’ aggregate balance was previously reported as compensation in Summary Compensation Tables for prior years.

5.	$139,082 of Mr. Drewes’ aggregate balance was previously reported as compensation in Summary Compensation Tables for prior years.

6.	Since Ms. Forster has not served as a named executive officer of PBG in any prior years, none of Ms. Forster’s aggregate balance has been previously reported in the Summary Compensation Table for prior years.

7.	The amounts reflected in this column for Messrs. Cahill and Drewes and Ms. Forster include compensation deferred by the Named Executive Officer over the entirety of their career at both PepsiCo, Inc. and PBG.
Narrative to the Nonqualified Deferred Compensation Table
     The Deferral Program is the only nonqualified elective deferred compensation program sponsored by PBG. The Deferral Program is administered by the Committee. All executives on the U.S. payroll are eligible to participate in the Deferral Program. The Deferral Program allows executives to defer receipt of compensation in excess of compensation limits imposed by the Internal Revenue Code under PBG’s 401(k) plan and to defer federal and state income tax on the deferred amounts, including earnings, until such time as the deferred amounts are paid out. PBG makes no contributions to the Deferral Program on behalf of executives. The Deferral Program is unfunded and the executive’s deferrals under the Deferral Program are at all times subject to the claims of the Company’s general creditors.
     The terms and conditions of the Deferral Program vary with respect to deferrals made or vested on and after January 1, 2005. Such deferrals are subject to the requirements of Section 409A of the Code (“409A”) which became effective on such date. Deferrals made or vested before January 1, 2005 are not subject to the requirements of 409A (“grandfathered deferrals”).
     Deferrals of Base Salary and Annual Non-Equity Incentive Award. Executives may irrevocably elect to defer up to 100% of their annual base salary and annual non-equity incentive award (“Bonus”). In addition to elective deferrals, the Committee may mandate deferral of a portion of an executive’s base salary as was the case in 2006 with respect to the amount of Mr. Cahill’s salary in excess of one million dollars.
     Phantom Investment Options. Executives select the phantom investment option(s) from those available under the terms of the Deferral Program. The phantom investment options available under the Deferral Program are a subset of the funds available under PBG’s 401(k) plan. Consequently, amounts deferred under the Deferral Program are subject to the same investment gains and losses during the deferral period as experienced by the participants in PBG’s 401(k) plan. Executives may change investment option elections and transfer balances between investment options on a quarterly basis.

     The phantom investment options currently available under the Deferral Program and their 2006 rates of return are:

PHANTOM FUND	FYE RETURN RATE (%)

The Phantom PBG Stock Fund	9.37
The Phantom Security Plus Fund	4.93
The Phantom Bond Index Fund	4.31
The Phantom Total U.S. Equity Index Fund	15.74
The Phantom Large Cap Equity Index Fund	15.73
The Phantom Mid Cap Equity Index Fund	10.43
The Phantom Small Cap Equity Index Fund	18.16
The Phantom International Equity Index Fund	26.31
     Time and Form of Payment. Prior to deferral, executives are required to elect a specific payment date or payment event as well as the form of payment (lump sum or quarterly, semi-annual, or annual installments for a period of up to twenty years). The Committee selects the time and form of payment for mandatory deferrals. Executives with grandfathered deferrals are required to elect a specific payment date or event prior to deferral, but may elect the form of payment at a later date nearer to the payment date (not later than December 31 of the calendar year preceding the year of the scheduled payment and at least six months in advance of the scheduled payment date).
     Deferral Periods. Salary and Bonus deferrals are subject to minimum and maximum deferral periods. The minimum deferral period for salary deferrals is one year after the end of the applicable base salary year. The minimum deferral period for Bonus deferrals is two years after the Bonus payout would have been made but for the deferral. In both cases, distribution must be made no later than the participant’s 80th birthday.
     Distribution Rules. In general, deferrals are paid out in accordance with the executive’s deferral election, subject to the minimum deferral periods. The Deferral Program provides that, notwithstanding the minimum deferral periods or the executive’s time and form of payment elections, deferrals will automatically be paid out in a lump sum in the event of death, disability or a separation from service for reasons other than retirement (unless installment payments have already begun in which case they would continue to be paid without acceleration). Generally, payment will be made three months after the end of the quarter in which the separation from service occurred. However, special rules apply for “key employees,” as defined under 409A (which would encompass all Named Executive Officers). In the event of a separation from service, the Named Executive Officers may not receive a distribution for at least six months following separation from service. This six month rule does not apply in the event of the Named Executive Officer’s death or disability.
     Generally, payment of grandfathered deferrals is made in the form of a lump sum in the event of voluntary termination of employment or termination of employment as a result of misconduct but only after the minimum deferral periods have been satisfied. If the executive’s balance is greater than $25,000, the executive will be paid out in a lump sum a year after their last day of employment. However, special distribution rules apply when an executive separates from service after reaching retirement eligibility (age 55 with ten years of service). In such case, payment is made in the time and form elected by the executive.
     Deferral Extensions (Second Look Elections). In general, executives may extend their original deferral period by making a subsequent deferral election. This modification of an original deferral election is often referred to as a “second-look” election. More stringent requirements apply to second look elections related to deferrals subject to 409A since 409A requires that any second look election must be made at least 12 months prior to the originally scheduled payout date and the second look election must provide for a deferral period of at least five years from the originally scheduled payment date. Grandfathered deferrals may also be extended at the election of the executive provided the election is made no later than December 31 of the year preceding the originally scheduled payout date and at least six months in advance of the originally scheduled payout date and is for a minimum deferral of at least two years from the originally scheduled payment date.
     Hardship Withdrawals. Accelerated distribution is only permissible upon the executive’s showing of severe, extraordinary and unforeseen financial hardship.
POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL
     The terms and conditions of PBG’s compensation and benefit programs govern all payments to executives, including the Named Executive Officers. The Company does not have any separate written or unwritten agreement with any Named Executive Officer regarding payment of any kind at, following or in connection with termination of employment for any reason including, without limitation, retirement, a PBG Approved Transfer to PepsiCo, a change in responsibilities, or upon a change in control of PBG (collectively, “Termination”). As such, the Named Executive Officers are not entitled to any payment outside the written terms of the LTIP or PBG-sponsored (i) qualified and nonqualified pension plans, (ii) qualified and nonqualified defined contribution plans, (iii) non-U.S. pension and severance plans, or (iv) employee welfare benefit plans. None of PBG’s compensation or benefit programs provide for any perquisites or tax reimbursements by PBG upon Termination.
     This narrative and accompanying tables are intended to show the value of all potential payments that would be payable to the executive upon any event of Termination to the extent that the Termination would result in a payment or benefit that is not generally available to all salaried employees of PBG and that is incremental to, or an enhancement of, the payments and benefits described or shown in any preceding narrative or table in this Executive Compensation section.
     Nonqualified Pension Benefits. The PEP provides a deferred vested pension benefit, payable as an annual annuity for the life of the executive commencing at age 65, if he or she were to terminate employment on December 29, 2006, prior to age 55. The deferred vested PEP benefit would be payable to the executive as early as age 55, but would be reduced on an actuarially equivalent basis given the longer payment period. The deferred vested PEP benefit is significantly less than the benefit that would be payable to the executive had he or she remained employed until age 55 and is significantly less than the benefit valued in the Pension Benefits Table, which was calculated assuming the executive works until age 62, the earliest age at which unreduced benefits are available to a plan participant. No pension benefit would be payable in an enhanced form or in an amount in excess of the value shown in the Pension Benefits Table except in the event of death or disability. Therefore, we have not separately quantified pension benefits payable upon any event of Termination other than death and disability.
     Disability. Under the terms of the PEP, the executive’s disability pension benefit would be calculated based on additional service that would be credited during the executive’s period of "Disability" (as defined under PBG’s broad-based long-term disability plan) up to the age of 65, assuming he or she remains Disabled and does not elect a distribution prior to such age. The executive could elect a distribution as early as age 55 but the benefit would be reduced by 4% for each year of payment prior to age 62.
     Death. Under the terms of the PEP, a pension benefit would be immediately payable as an annual annuity to the executive’s surviving spouse for his/her lifetime.
     The table below reflects the PEP pension benefit that would be payable as an annual annuity to each Named Executive Officer in the event of the executive’s Disability on December 29, 2006; and to the surviving spouse of each Named Executive Officer in the event of the executive’s death on December 29, 2006. These payments would be in lieu of the benefit valued in the Pension Benefits Table.

Name	Plan Name	Disability	Death

John T. Cahill	PBG Pension Equalization Plan	$791,300	$197,800
Eric J. Foss	PBG Pension Equalization Plan	547,600	136,900
Alfred H. Drewes	PBG Pension Equalization Plan	267,300	66,800
Andrea L. Forster	PBG Pension Equalization Plan	78,000	19,500
     LTIP. The LTIP’s provisions apply to all PBG equity awards made to employees, including the Named Executive Officers, and, with few exceptions, the terms of the individual LTIP agreements provide for accelerated vesting of stock options and restricted stock units upon death, disability, retirement and Approved Transfer to PepsiCo. This accelerated vesting is pro-rata or 100% depending on the triggering event as more fully described below. The payments that would result from each triggering event are quantified for each Named Executive Officer in the table below. The amounts were calculated based on the closing market price of PBG common stock on December 29, 2006, the last trading day of PBG’s fiscal 2006, and reflect the incremental value to the executive that would result from the accelerated vesting of unvested equity awards.
     Disability. In the event of the Disability of a Named Executive Officer, a pro-rata number of stock options vest based on the number of months the executive was actively employed during the vesting period. The stock options would remain exercisable for the remainder of their original ten-year term. Restricted stock units vest in the same pro-rata manner and would be paid out immediately upon vesting.
     Death. In the event of the death of a Named Executive Officer, all unvested stock options vest automatically and remain exercisable by the executive’s estate for the remainder of their original ten year term. In general, restricted stock units similarly vest automatically and are immediately paid out in shares of PBG common stock to the executive’s legal representative or heir. This automatic vesting does not apply to the October 7, 2005 restricted stock unit awards granted to Messrs. Cahill and Foss, reflected in the Outstanding Equity Awards At 2006 Fiscal Year-End Table, that instead provide for pro-rata vesting upon the death of the executive. The pro-rata number of restricted stock units that would vest is determined based on the number of days the executive was actively employed during the vesting period.

     Retirement. In general, if a Named Executive Officer retires (generally, after attaining age 55 with ten or more years of service), a pro-rata number of stock options and restricted stock units would vest in proportion to the number of months the executive was actively employed during the vesting period. Certain restricted stock unit awards to the Named Executive Officer contain different retirement provisions. In particular, the October 7, 2005 restricted stock unit awards granted to Messrs. Cahill and Foss, reflected in the Outstanding Equity Awards At 2006 Fiscal Year-End Table, do not provide for accelerated vesting and payout upon retirement. Since no Named Executive Officer was eligible for early or normal retirement during 2006, there is no quantification of vesting or payout based upon such occurrence.
     Approved Transfer to PepsiCo. In general, if a Named Executive Officer transfers to PepsiCo with the approval of PBG, all PBG stock options and restricted stock units would fully vest on the date of transfer. The stock options would remain exercisable for the remainder of their original ten-year term provided the Named Executive Officer remains actively employed at PepsiCo. In the event of termination from PepsiCo during the original term, the Named Executive Officer would have a limited number of days from the date of termination to exercise his stock options or they would be automatically cancelled. Generally, restricted stock units would vest and be paid out immediately upon an Approved Transfer to PepsiCo. However, the October 7, 2005 restricted stock unit awards to Messrs. Cahill and Foss, reflected in the Outstanding Equity Awards At 2006 Fiscal Year-End Table, do not provide for accelerated vesting and payout upon Approved Transfer.
     Change in Control. The LTIP change in control provisions apply to PBG equity awards made to all employees, including the Named Executive Officers. The LTIP defines a “Change in Control” (“CIC”) in the context of two circumstances, one related to a change in control of PBG and the other related to a change in control of PepsiCo.
     A CIC of PBG occurs if: (i) any person or entity, other than PepsiCo, becomes a beneficial owner of 50% or more of the combined voting power of the Company’s outstanding securities entitled to vote for directors; (ii) 50% of the directors (other than directors approved by a majority of PBG’s directors or by PepsiCo) change in any consecutive two-year period; (iii) PBG is merged into or consolidated with an entity, other than PepsiCo, and is not the surviving company, unless PBG’s shareholders before and after the merger or consolidation continue to hold 50% or more of the voting power of the surviving entity’s outstanding securities; (iv) there is a disposition of all or substantially all of PBG’s assets, other than to PepsiCo or an entity approved by PepsiCo; or (v) any event or circumstance that is intended to effect a change in control of PBG, results in any one of the events set forth in (i) through (iv).
     A CIC of PepsiCo occurs if: (i) any person or entity acquires 20% or more of the outstanding voting securities of PepsiCo; (ii) 50% of the directors (other than directors approved by a majority of the PepsiCo directors) change in any consecutive two-year period; (iii) PepsiCo shareholders approve, and there is completed, a merger or consolidation with another entity, and PepsiCo is not the surviving company; or, if after such transaction, the other entity owns, directly or indirectly, 50% or more of PepsiCo’s outstanding voting securities; (iv) PepsiCo shareholders approve a plan of complete liquidation of PepsiCo or the disposition of all or substantially all of PepsiCo’s assets; or (v) any event or circumstance that is intended to effect a change in control of PepsiCo, results in any one of the events set forth in (i) through (iv).
     In general, in the event of a CIC of PBG or PepsiCo, all unvested PBG stock options immediately vest and are exercisable during their original term. Restricted stock units immediately vest in the event of a CIC of PBG or PepsiCo and are payable upon vesting.
     The following table reflects the incremental value the executive would receive as a result of accelerated vesting of unvested PBG stock options and restricted stock units had a triggering event occurred on December 30, 2006. The value was calculated using the closing market price of a share of PBG common stock on December 29, 2006, the last trading day of PBG’s fiscal 2006.

			Approved	Change
			Transfer	In
Name	Disability	Death	to PepsiCo	Control

John T. Cahill	$5,724,200	$8,425,800	$4,864,800	$10,432,800
Eric J. Foss	1,744,200	2,734,900	1,778,900	5,664,800
Alfred H. Drewes	412,300	912,800	912,800	912,800
Andrea L. Forster	209,000	487,500	487,500	487,500

     Nonqualified Deferred Compensation Plan. The Named Executive Officers’ deferred compensation balances under the Deferral Program and a description of the Deferral Program’s payment provisions are set forth in the Nonqualified Deferred Compensation Table and accompanying narrative. No triggering event would serve to enhance such amounts. However, under the terms of the Deferral Program, the deferred compensation balances set forth in the Nonqualified Deferred Compensation Table would be payable in the form of a lump sum in the event of death, disability or separation form service for reasons other than retirement notwithstanding the Named Executive Officer’s election as to time and form of payment.
     Severance. The Company does not have any agreement to provide any form of severance payment to a Named Executive Officer.
     Benefits Generally Available to All PBG Salaried Employees. There are a number of employee benefits generally available to all salaried employees upon termination of employment. In accordance with SEC guidelines, these benefits are not discussed above since they do not discriminate in scope, terms or operation in favor of PBG’s executive officers. These include tax-qualified retirement benefits, life insurance, long-term disability, retiree medical, health care continuation coverage mandated by the Consolidated Omnibus Budget Reconciliation Act of 1986 (“COBRA”).
     Compensation of Managing Directors. Individuals do not receive additional compensation or benefits for serving as Managing Directors of Bottling LLC.
Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters
     PBG holds 93.3% and PepsiCo holds 6.7% of the ownership of Bottling LLC. PBG’s address is One Pepsi Way, Somers, NY 10589 and PepsiCo’s address is 700 Anderson Hill Road, Purchase, NY 10577.
Item 13. Certain Relationships and Related Transactions, and Director Independence
     Although Bottling LLC may not be a direct party to the following transactions, as the principal operating subsidiary of PBG, it derives certain benefits from them. Accordingly, set forth below is information relating to certain transactions between PBG and PepsiCo. In addition, set forth below is information relating to certain transactions between Bottling LLC and PBG (“PBG/Bottling LLC Transactions”) and certain transactions with management and others.
     Stock Ownership and Director Relationships with PepsiCo. PBG was initially incorporated in January 1999 as a wholly owned subsidiary of PepsiCo to effect the separation of most of PepsiCo’s company-owned bottling businesses. PBG became a publicly traded company on March 31, 1999. As of January 26, 2007, PepsiCo’s ownership represented 38.3% of the outstanding common stock and 100% of the outstanding Class B common stock, together representing 44.4% of the voting power of all classes of PBG’s voting stock. PepsiCo also owns approximately 6.7% of the equity of Bottling LLC, PBG’s principal operating subsidiary. In addition, Matthew M. McKenna, a Managing Director of Bottling LLC, is an executive officer of PepsiCo.
     Agreements and Transactions with PepsiCo and Affiliates. PBG and PepsiCo (and certain of its affiliates) have entered into transactions and agreements with one another, incident to our respective businesses, and PBG and PepsiCo are expected to enter into material transactions and agreements from time to time in the future. As used in this section, “PBG” includes PBG and its subsidiaries.
     Material agreements and transactions between PBG and PepsiCo (and certain of its affiliates) during 2006 are described below.
     Beverage Agreements and Purchases of Concentrates and Finished Products. PBG purchases concentrates from PepsiCo and manufactures, packages, distributes and sells carbonated and non-carbonated beverages under license agreements with PepsiCo. These agreements give PBG the right to manufacture, sell and distribute beverage products of PepsiCo in both bottles and cans and fountain syrup in specified territories. The agreements also provide PepsiCo with the ability to set prices of such concentrates, as well as the terms of payment and other terms and conditions under which PBG purchases such concentrates. In addition, PBG bottles water under the Aquafina trademark pursuant to an agreement with PepsiCo, which provides for the payment of a royalty fee to PepsiCo. In certain instances, PBG purchases finished beverage products from PepsiCo. During 2006, total payments by PBG to PepsiCo for concentrates, royalties and finished beverage products were approximately $2.8 billion.
     There are certain manufacturing cooperatives whose assets, liabilities and results of operations are consolidated in our financial statements. Concentrate purchases from PepsiCo by these cooperatives for the years ended 2006, 2005 and 2004 were $72 million, $25 million and $27 million, respectively.
     Transactions with Joint Ventures in which PepsiCo holds an equity interest. PBG purchases tea concentrate and finished beverage products from the Pepsi/Lipton Tea Partnership, a joint venture of Pepsi-Cola North America, a division of PepsiCo, and Lipton. During 2006, total amounts paid or payable to PepsiCo for the benefit of the Pepsi/Lipton Tea Partnership were approximately $209 million.

     PBG purchases finished beverage products from the North American Coffee Partnership, a joint venture of Pepsi-Cola North America and Starbucks in which PepsiCo has a 50% interest. During 2006, amounts paid or payable to the North American Coffee Partnership by PBG were approximately $264 million.
     Under tax sharing arrangements we have with PepsiCo and PepsiCo joint ventures, we received approximately $6 million in tax related benefits in 2006.
     Purchase of Snack Food Products from Frito-Lay, Inc. PBG purchases snack food products from Frito-Lay, Inc., a wholly owned subsidiary of PepsiCo, for sale and distribution through Russia. In 2006, amounts paid or payable by PBG to Frito-Lay, Inc. were approximately $198 million.
     Shared Services. PepsiCo provides various services to PBG pursuant to a shared services agreement and other arrangements, including information technology maintenance and the procurement of raw materials. During 2006, amounts paid or payable to PepsiCo for these services totaled approximately $61 million.
     Pursuant to the shared services agreement and other arrangements, PBG provides various services to PepsiCo, including credit and collection, international tax and supplier services. During 2006, payments to PBG from PepsiCo for these services totaled approximately $4 million.
     Rental Payments. Amounts paid or payable by PepsiCo to PBG for rental of office space at certain PBG facilities were approximately $4 million in 2006.
     National Fountain Services. PBG provides certain manufacturing, delivery and equipment maintenance services to PepsiCo’s national fountain customers in specified territories. In 2006, net amounts paid or payable by PepsiCo to PBG for these services were approximately $178 million.
     Bottler Incentives. PepsiCo provides PBG with marketing support in the form of bottler incentives. The level of this support is negotiated annually and can be increased or decreased at the discretion of PepsiCo. These bottler incentives are intended to cover a variety of programs and initiatives, including direct marketplace support (including point-of-sale materials) and advertising support. For 2006, total bottler incentives received from PepsiCo, including media costs shared by PepsiCo, were approximately $731 million.
     PepsiCo Guarantees. The $1.3 billion of 5.63% senior notes issued on February 9, 1999 and the $1.0 billion of 4.63% senior notes issued on November 15, 2002 by us are guaranteed by PepsiCo in accordance with the terms set forth in the related indentures.
     Lease Arrangement. We also entered into a capital lease arrangement for $25 million with PepsiCo to lease marketing equipment. The balance outstanding as of December 30, 2006 was $25 million, with $23 million recorded in our long-term debt and $2 million recorded in our current portion of long-term debt.
     PBG/Bottling LLC Transactions. PBG is considered a related party, as we are the principal operating subsidiary of PBG and we make up substantially all of the operations and assets of PBG. At December 30, 2006, PBG owned approximately 93.3% of our equity.
     PBG provides insurance and risk management services to us pursuant to a contractual agreement. Total premiums paid to PBG during 2006 were $113 million.
     On March 8, 1999, PBG issued $1 billion of 7% senior notes due 2029, which are guaranteed by us.
     PBG has a $1 billion commercial paper program that is supported by a $450 million credit facility and a $550 million credit facility, which expire in March 2011 and April 2009, respectively, and each of which is guaranteed by us. There are certain financial covenants associated with these credit facilities. PBG has used these credit facilities to support their commercial paper program in 2006. At December 30, 2006, PBG had $115 million in outstanding commercial paper with a weighted-average interest rate of 5.4%.
     Bottling LLC Distribution. We also guarantee that to the extent there is available cash, we will distribute pro rata to PBG and PepsiCo sufficient cash such that the aggregate cash distributed to PBG will enable PBG to pay its taxes and make interest payments on the $1 billion 7% senior notes due 2029. During 2006, in accordance with our Limited Liability Company Agreement we made cash distributions to PepsiCo in the amount of $19 million and to PBG in the amount of $265 million. Any amounts in excess of taxes and interest payments were used by PBG to repay loans to us.
     Relationships and Transactions with Management and Others. One of our Managing Directors is an employee of PepsiCo and the other Managing Directors and officers are employees of PBG. Linda G. Alvarado, a member of PBG’s Board of Directors, together with certain of her family members, wholly own interests in several YUM Brands franchise restaurant companies that purchase beverage products from PBG. In 2006, the total amount of these purchases was approximately $415,000.

     In 2001, Mr. Cahill waived his right to receive $1,000,000 (plus all future earnings on such amount) from his account under the PBG Executive Income Deferral Program. Mr. Cahill’s account under the program was funded solely by Mr. Cahill’s voluntary deferrals of his own compensation, plus earnings on those deferrals. In exchange for Mr. Cahill’s waiver, PBG made a loan of $1,750,000 to Mr. Cahill’s family trust in 2001. The trust used the loan proceeds to pay the premium on a life insurance policy on the lives of Mr. Cahill and his spouse. The loan bears an interest rate of 4.99%, which rate was established under IRS regulations, and the loan (with interest) will be repaid to PBG upon payment of the proceeds from the life insurance policy. Although the loan amount was, at the time of the loan, greater than the amount of deferred compensation waived, the loan was determined to be cost neutral to PBG. The loan was previously described in the footnotes to the Summary Compensation Table contained in our Annual Reports on Form 10-K for fiscal years 2001 — 2005. Under the Sarbanes-Oxley Act of 2002, this loan may remain outstanding, so long as its terms are not materially altered.
Item 14. Principal Accountant Fees and Services
INDEPENDENT ACCOUNTANTS FEES AND SERVICES
     Deloitte & Touche LLP has served as our independent registered public accounting firm since June 2005. KPMG LLP served as our independent registered public accounting firm from January 2005 through May 2005. In addition to retaining independent accountants to audit our consolidated financial statements for 2006, we and our affiliates retained KPMG LLP and Deloitte & Touche LLP, as well as other accounting firms to provide various services in 2006. The aggregate fees billed for professional services by Deloitte & Touche LLP in 2006 and by KPMG LLP and Deloitte & Touche LLP in 2005 were as follows:
Audit and Non-Audit Fees
(in millions)

	2006	2005
	Deloitte & Touche LLP	Deloitte & Touche LLP	KPMG LLP	Total

Audit Fees (1)	$5.2	$4.4	$0.7	$5.1

Audit-Related Fees (2)	$0.9	$0.0	$0.0	$0.0

Tax Fees (3)	$0.0	$0.0	$0.1	$0.1

All Other Fees	$0.0	$0.0	$0.0	$0.0

Total	$6.1	$4.4	$0.8	$5.2

(1)	Represents fees for the audit of our consolidated financial statements, audit of internal controls, the reviews of interim financial statements included in our Forms 10-Q and all statutory audits.

(2)	Represents fees primarily related to audits of employee benefit plans and other audit related services.

(3)	Represents fees related primarily to assistance with tax compliance matters.
     Pre-Approval Policies and Procedures. We have a policy that defines audit, audit-related and non-audit services to be provided to us by our independent registered public accounting firm and requires such services to be pre-approved by the Audit and Affiliated Transactions Committee. In accordance with our policy and applicable SEC rules and regulations, the Committee or its Chairperson pre-approves such services provided by us. Pre-approval is detailed as to the particular service or category of services. If the services are required prior to a regularly scheduled Committee meeting, the Committee Chairperson is authorized to approve such services, provided that they are consistent with our policy and applicable SEC rules and regulations, and that the full Committee is advised of such services at the next regularly scheduled Committee meeting. The independent accountants and management periodically report to the Committee regarding the extent of the services provided by the independent accountants in accordance with this pre-approval, and the fees for the services performed to date. The Audit and Affiliated Transactions Committee pre-approved all audit and non-audit fees of Deloitte & Touche LLP billed for fiscal year 2006 and of Deloitte & Touche LLP and KPMG LLP billed for fiscal year 2005.

PART IV
Item 15. Exhibits and Financial Statement Schedules

(a) 1.	Financial Statements. The following consolidated financial statements of Bottling LLC and its subsidiaries are included herein:
Consolidated Statements of Operations — Fiscal years ended December 30, 2006, December 31, 2005 and December 25, 2004.
Consolidated Statements of Cash Flows — Fiscal years ended December 30, 2006, December 31, 2005 and December 25, 2004.
Consolidated Balance Sheets — December 30, 2006 and December 31, 2005.
Consolidated Statements of Changes in Owners’ Equity — Fiscal years ended December 30, 2006, December 31, 2005 and December 25, 2004.
Notes to Consolidated Financial Statements.
Report of Independent Registered Public Accounting Firm (Deloitte & Touche LLP)
Report of Independent Registered Public Accounting Firm (KPMG LLP)

2.	Financial Statement Schedules. The following financial statement schedules of Bottling LLC and its subsidiaries are included in this Report on the page indicated:

Page
Report of Independent Registered Public Accounting Firm (Deloitte & Touche LLP)	F-2

Report and Consent of Independent Registered Public Accounting Firm (KPMG LLP)	F-3

Schedule II — Valuation and Qualifying Accounts for the fiscal years ended December 30, 2006, December 31, 2005 and December 25, 2004	F-4

3.	Exhibits
See Index to Exhibits on pages E-1 and E-2.

SIGNATURES
     Pursuant to the requirements of Section 13 of the Securities Exchange Act of 1934, Bottling Group, LLC has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: February 26, 2007

Bottling Group, LLC
By:	/s/ Eric J. Foss
Eric J. Foss
Principal Executive Officer

     Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of Bottling Group, LLC and in the capacities and on the date indicated.

SIGNATURE	TITLE	DATE

/s/ Eric J. Foss Eric J. Foss	Principal Executive Officer	February 26, 2007

/s/ Alfred H. Drewes Alfred H. Drewes	Principal Financial Officer	February 26, 2007

/s/ Andrea L. Forster Andrea L. Forster	Principal Accounting Officer and Managing Director	February 26, 2007

/s/ Steven M. Rapp Steven M. Rapp	Managing Director	February 26, 2007

/s/ Matthew M. McKenna Matthew M. McKenna	Managing Director	February 26, 2007

S-1

INDEX TO FINANCIAL STATEMENT SCHEDULES

Page

Report of Independent Registered Public Accounting Firm (Deloitte & Touche LLP)	F-2

Report and Consent of Independent Registered Public Accounting Firm (KPMG LLP)	F-3

Schedule II — Valuation and Qualifying Accounts for the fiscal years ended December 30, 2006, December 31, 2005 and December 25, 2004	F-4

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Owners of
Bottling Group, LLC
Somers, New York
We have audited the consolidated financial statements of Bottling Group, LLC and subsidiaries (the “Company”) as of December 30, 2006 and December 31, 2005, and for the years then ended, and have issued our report thereon dated February 27, 2007 (which report expresses an unqualified opinion and includes explanatory paragraphs referring to the Company’s adoption of Statements of Financial Accounting Standards No. 123(R), “Share-Based Payment,” and No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R),” related to the requirement to recognize the funded status of a benefit plan); such report is included elsewhere in this Form 10-K. Our audits also included the consolidated financial statement schedule for 2006 and 2005 of the Company listed in Item 15. This consolidated financial statement schedule is the responsibility of the Company’s management. Our responsibility is to express an opinion based on our audits. In our opinion, such 2006 and 2005 consolidated financial statement schedule, when considered in relation to the basic 2006 and 2005 consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.
/s/ Deloitte & Touche LLP
New York, New York
February 27, 2007

Report and Consent of Independent Registered Public Accounting Firm
The Owners of
Bottling Group, LLC:
The audit referred to in our report dated February 25, 2005 with respect to the consolidated financial statements of Bottling Group, LLC and subsidiaries, included the related financial statement schedule for the fiscal year ended December 25, 2004, included in this Form 10-K. This financial statement schedule is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement schedule based on our audit. In our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.
We consent to the incorporation by reference in the registration statement Nos. 333-108225 and 333-132716 on Form S-3 of Bottling Group, LLC of our report dated February 25, 2005, with respect to the consolidated statements of operations, cash flows, and changes in owners’ equity of Bottling Group, LLC and subsidiaries for the fiscal year ended December 25, 2004, and our report on the related financial statement schedule dated February 25, 2005, which reports appear in the December 30, 2006, annual report on Form 10-K of Bottling Group, LLC.
/s/ KPMG LLP
New York, New York
Feburary 27, 2007

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS
BOTTLING GROUP, LLC
IN MILLIONS

					Foreign
	Balance At Beginning	Charged to Cost		Accounts Written	Currency	Balance At
Description	Of Period	and Expenses	Acquisitions	Off	Translation	End Of Period

Fiscal Year Ended December 30, 2006
Allowance for losses on trade accounts receivable	$51	$5	$—	$(7)	$1	$50

Fiscal Year Ended December 31, 2005
Allowance for losses on trade accounts receivable	$61	$3	$—	$(12)	$(1)	$51

Fiscal Year Ended December 25, 2004
Allowance for losses on trade accounts receivable	$72	$(5)	$—	$(7)	$1	$61

INDEX TO EXHIBITS

Exhibit No.	Description of Exhibit

3.1	Articles of Formation of Bottling LLC which is incorporated herein by reference to Exhibit 3.4 to Bottling LLC’s Registration Statement on Form S-4 (Registration No. 333-80361).

3.2	Amended and Restated Limited Liability Company Agreement of Bottling LLC which is incorporated herein by reference to Exhibit 3.5 to Bottling LLC’s Registration Statement on Form S-4 (Registration No. 333-80361).

4.1	Indenture dated as of February 8, 1999 among Pepsi Bottling Holdings, Inc., PepsiCo, Inc., as guarantor, and The Chase Manhattan Bank, as trustee, relating to $1,000,000,000 5 3/8% Senior Notes due 2004 and $1,300,000,000 5 5/8% Senior Notes due 2009, which is incorporated herein by reference to Exhibit 10.9 to The Pepsi Bottling Group, Inc. (“PBG”)’s Registration Statement on Form S-1 (Registration No. 333-70291).

4.2	First Supplemental Indenture dated as of February 8, 1999 among Pepsi Bottling Holdings, Inc., Bottling Group, LLC, PepsiCo, Inc. and The Chase Manhattan Bank, as trustee, supplementing the Indenture dated as of February 8, 1999 among Pepsi Bottling Holdings, Inc., PepsiCo, Inc. and The Chase Manhattan Bank, as trustee, which is incorporated herein by reference to Exhibit 10.10 to PBG’s Registration Statement on Form S-1 (Registration No. 333-70291).

4.3	Indenture dated as of March 8, 1999 by and among PBG, as obligor, Bottling Group, LLC, as guarantor, and The Chase Manhattan Bank, as trustee, relating to $1,000,000,000 7% Series B Senior Notes due 2029, which is incorporated herein by reference to Exhibit 10.14 to PBG’s Registration Statement on Form S-1 (Registration No. 333-70291).

4.4	Indenture dated as of November 15, 2002 among Bottling LLC, PepsiCo, Inc., as guarantor, and JPMorgan Chase Bank, as trustee, relating to $1,000,000,000 4 5/8% Senior Notes due November 15, 2012, which is incorporated herein by reference to Exhibit 4.7 to Bottling LLC’s Annual Report on Form 10-K for the year ended December 28, 2002.

4.5	Registration Rights Agreement dated as of November 7, 2002 relating to the $1,000,000,000 4 5/8% Senior Notes due November 15, 2012, which is incorporated herein by reference to Exhibit 4.8 to Bottling LLC’s Annual Report on Form 10-K for the year ended December 28, 2002.

4.6	Indenture, dated as of June 10, 2003 by and between Bottling LLC, as obligor, and JPMorgan Chase Bank, as trustee, relating to $250,000,000 4 1/8 % Senior Notes due June 15, 2015, which is incorporated herein by reference to Exhibit 4.1 to Bottling LLC’s registration statement on Form S-4 (Registration No. 333-106285).

4.7	Registration Rights Agreement dated June 10, 2003 by and among Bottling LLC, J.P. Morgan Securities Inc., Lehman Brothers Inc., Banc of America Securities LLC, Citigroup Global Markets Inc, Credit Suisse First Boston LLC, Deutsche Bank Securities Inc., Blaylock & Partners, L.P. and Fleet Securities, Inc, relating to $250,000,000 4 1/8 % Senior Notes due June 15, 2015, which is incorporated herein by reference to Exhibit 4.3 to Bottling LLC’s registration statement on Form S-4 (Registration No. 333-106285).

4.8	Indenture, dated as of October 1, 2003, by and between Bottling LLC, as obligor, and JPMorgan Chase Bank, as trustee, which is incorporated herein by reference to Exhibit 4.1 to Bottling LLC’s Form 8-K dated October 3, 2003.

4.9	Form of Note for the $400,000,000 5.00% Senior Notes due November 15, 2013, which is incorporated herein by reference to Exhibit 4.1 to Bottling LLC’s Form 8-K dated November 13, 2003.

4.10	Indenture, dated as of March 30, 2006, by and between Bottling LLC, as obligor, and JPMorgan Chase Bank, N.A., as trustee, which is incorporated herein by reference to Exhibit 4.1 to Bottling LLC’s Quarterly Report on Form 10-Q for the quarter ended March 25, 2006.

4.11	Form of Note for the $800,000,000 5 1/2% Senior Notes due April 1, 2016 which is incorporated herein by reference to Exhibit 4.2 to Bottling LLC’s Quarterly Report on Form 10-Q for the quarter ended March 25, 2006.

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Exhibit No.	Description of Exhibit

10.1	Settlement Agreement between Bottling LLC and PepsiCo, Inc. dated June 28, 2005, which is incorporated herein by reference to Exhibit 10.4 to PBG’s Quarterly Report on Form 10-Q for the quarter ended June 11, 2005.

10.2	$500,000,000 5-Year Credit Agreement dated as of April 28, 2004 among PBG, Bottling LLC, JP Morgan Chase Bank, as agent, Banc of America Securities LLC and Citigroup Global Markets Inc., as joint lead arrangers and book managers, and Bank of America, N.A., Citicorp USA, Inc., Credit Suisse First Boston and Deutsche Bank Securities Inc., as syndication agents, w hich is incorporated herein by reference to Exhibit 4.1 to PBG’s Quarterly Report on Form 10-Q for the quarter ended June 12, 2004.

10.3	$450,000,000 5-Year Credit Agreement dated as of March 22, 2006 among PBG., Bottling LLC, Citibank, N.A as agent, Citigroup Global Markets Inc. and HSBC Securities (USA) Inc. as joint lead arrangers and book managers and HSBC Bank USA, N.A., as syndication agents, which is incorporated herein by reference to Exhibit 10.1 to Bottling LLC’s Quarterly Report on Form 10-Q for the quarter ended March 25, 2006.

10.4*	Commitment Increase Notice dated March 22, 2006 relating to the $500,000,000 5-Year Credit Agreement dated as of April 28, 2004 among PBG, Bottling LLC, JP Morgan Chase Bank, as agent, and certain banks identified in the Credit Agreement.

12*	Statement re Computation of Ratios.

21*	Subsidiaries of Bottling LLC.

23.1*	Report and Consent of KPMG LLP.

23.2*	Consent of Deloitte & Touche LLP.

31.1*	Certification by the Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2*	Certification by the Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1*	Certification by the Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2*	Certification by the Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.1*	The Pepsi Bottling Group, Inc.’s Annual Report on Form 10-K for the fiscal year ended December 30, 2006.

*	Filed herewith

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